

Strength is No Accident

2025 ANNUAL REPORT

DEAR SHAREHOLDERS,

Together we have achieved another successful year. Home BancShares, Inc. (the "Company" or "HOMB") reached several new annual records in 2025 (Dollars in thousands).

- Total Loans ———————————————————— $15,686,209
- Total Stockholders' Equity ———————————— $4,296,871
- Net Income ————————————————————— $475,441
- Diluted earnings per common share ————————— $2.41
- Basic earnings per common share ————————— $2.41
- Dividends per share – common ——————————— $0.805
- Book value per common share ———————————— $21.88
- Tangible book value per common share (non-GAAP)[1] ——— $14.60
- Return on average assets ————————————— 2.10%
- Total revenue (net) ———————————————— $1,090,870
- Pre-tax net income, excluding provision for credit losses and unfunded commitment expense (PPNR) (non-GAAP)[1] ————————————————— $632,701
- Common equity to assets ————————————— 18.78%

As we have discussed over the last few years, we have been marching into some headwinds in West Texas as an unfortunate result of our acquisition of Happy State Bank. I am pleased to report that, as of 2025, we have finally put that chapter to rest by reaching an end to the legal expense-related items as well as enjoying the fruits of our labor by watching this region add income to the Company in the manner we always anticipated upon their acquisition. We truly appreciate the Happy State employees, shareholders and customers who have stood shoulder to shoulder with us during this process, and we look forward to brighter days ahead in the great state of Texas.

Speaking of great states, HOMB was thrilled to announce on December 8, 2025 that we will enter the great state of Tennessee through the planned acquisition of Mountain Commerce Bancorp (MCBI). Tennessee is one of nine states with no personal income tax, which is likely one of the reasons that Knoxville, TN was recently ranked by MoveBuddha as the next hot city to move to in 2026. The city is celebrated for its Southern charm, vibrant college-town energy, and its location at the foothills of the Great Smoky Mountains. It is home to Mountain Commerce Bank, which also has locations within the Nashville and Johnson City MSAs. Being in Tennessee puts HOMB in three of the nine states with no personal income tax, Florida and Texas also are on that list. We are elated to be operating within such strong markets with tremendous opportunities for growth.[2]

Bill Edwards is the founder and Chief Executive Officer of MCBI. We are excited to have Bill and his seasoned team of experienced bankers leading the way for expansion of the quality bank they have built. The Mountain Commerce transaction is expected to close by Q2 of 2026.[2]

---

1 A reconciliation of this non-GAAP financial measures to the most directly comparable GAAP financial measure is included in the Company's Form 10-K for the year ended December 31, 2025, included with this Annual Report.
2 See "Cautionary Note Regarding Forward-Looking Statements" and "Additional Information and Where to Find It" of the Company's Form 10-K for the year ended December 31, 2025, included with this Annual Report, for important information concerning the anticipated acquisition of MCBI.

The banking industry has suffered a black eye as of late, with many banks making the decision to put money into long-term, low-rate securities. This strategy backfired as their assets lost value when rates rose, which eroded capital, threatened liquidity (through cash shortages) and reduced profitability. One of the hallmark decisions I have made here at HOMB was not to put our money, your money, into these securities. As a result, we continue to be one of the strongest, safest and most profitable banks in the country. We truly exhibit that strength is no accident. Daily decisions and healthy habits year over year have proven to build a banking powerhouse that we hope makes you proud to be a part of.

Sadly, 2025 brought about the passing of our beloved board member J. Pat Hickman, founder of Happy State Bank. We still mourn his loss and our thoughts are with his family. I know he would be proud of how the Texas region is pulling the wagon for HOMB.

We are looking forward to another great year at Home BancShares, and we all appreciate your continued support of our company.



John W. Allison
Chairman and CEO

Expanding Our Footprint and Deepening Our Strength

NY 1

TN 7*

AR 75

AL 5

TX 59

FL 78

Represents MCBI branches to be acquired upon completion of the acquisition of MCBI, expected to occur by the second quarter of 2026.

HOME BANCSHARES, INC. BOARD OF DIRECTORS & EXECUTIVE OFFICERS AND CENTENNIAL BANK EXECUTIVE STAFF



John W. Allison
Chairman & Chief
Executive Officer of HOMB
• HOMB Director
• Executive Officer



Jack E. Engelkes
Vice Chairman
• HOMB Director



Stephen Tipton
Chief Operating Officer
of HOMB
Chief Executive Officer
of Centennial Bank
• Executive Officer



Kevin Hester
President & Chief Lending
Officer of HOMB &
Centennial Bank
• Executive Officer



Brian S. Davis
Chief Financial Officer of
HOMB & Centennial Bank
• HOMB Director
• Executive Officer



Donna Townsell
SEVP of HOMB &
Centennial Bank &
Director of Investor Relations
• HOMB Director
• Executive Officer



Davy Carter
Regional President
of Centennial Bank
• Executive Officer



Jennifer C. Floyd
Chief Accounting
Officer of HOMB &
Centennial Bank
• Executive Officer



Milburn Adams
• HOMB Director



Robert H. Adcock, Jr.
• HOMB Director



John W. Allison II
• HOMB Director



Mike Beebe
• HOMB Director



Karen Garrett
• HOMB Director



James G. Hinkle
• HOMB Director



Alex R. Lieblong
• HOMB Director



Thomas J. Longe
• HOMB Director



Jim Rankin
• HOMB Director



Larry W. Ross
• HOMB Director



Jim Haynes
Regional President
of Centennial Bank



David Druey
Regional President
of Centennial Bank



Kevin W. Bartholomew
Chief Information Officer
of Centennial Bank

4

Shareholder's Return
$1,000 initial investment (Day 1 of HOMB)
IS NOW WORTH
$24,581
Note: Current Value = 12/31/2025 closing market value & includes the reinvestment of dividends since the Company went public in 2006.

TOTAL RETURN PERFORMANCE*

350
300
250
200
150
100
50
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
Home BancShares, Inc.
Cadence Bank
Simmons First National Corp.
Bank OZK
Hancock Whitney Corporation
Valley National Bancorp
Renasant Corp.

INDEX	PERIOD ENDING DECEMBER 31,													
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Home BancShares, Inc.	100.0	226.23	194.79	245.43	324.77	281.65	197.94	238.16	235.98	294.97	276.08	306.84	342.82	336.52
Cadence Bank	100.0	176.85	158.79	170.22	216.53	219.32	180.89	219.94	190.79	207.74	171.97	206.35	240.24	298.74
Simmons First National Corp.	100.0	146.49	160.29	202.52	245.07	225.16	190.30	211.28	170.27	233.28	170.19	156.47	174.92	148.66
Bank OZK	100.0	169.06	226.52	295.46	288.05	289.43	136.38	182.26	186.80	277.96	239.31	297.67	266.01	274.91
Hancock Whitney Corporation	100.0	115.60	96.75	79.33	130.00	156.00	109.20	138.29	107.22	157.64	152.51	153.14	172.46	200.69
Valley National Bancorp	100.0	108.82	104.41	105.91	121.40	120.65	95.48	123.12	104.84	147.85	121.61	116.77	97.42	125.59
Renasant Corporation	100.0	164.37	151.15	179.78	213.74	213.64	157.68	185.06	175.97	198.28	196.39	175.97	186.78	184.01

*Total return performance represents the total return to shareholders adjusted for any stock dividends and stock splits assuming the value of initial investment was $100 on December 31, 2012.

Financial Highlights



Total Assets
$22,881,879



Record Total Loans
$15,686,209



Total Deposits
$17,479,957



Record Total Revenue (net)
$1,090,870



Record Return on Average Assets
2.10%

Record Net Income
$475,441

Net Income, As Adjusted (non-GAAP)*
$464,113

Record Diluted Earnings Per Share
$2.41

Record Diluted Earnings Per Share, As Adjusted (non-GAAP)*
$2.35

Record Dividends Per Share
$0.805

Record Book Value Per Share
$21.88

Record Tangible Book Value Per Share (non-GAAP)*
$14.60

Return on Average Assets, As Adjusted (non-GAAP)*
2.05%

Efficiency Ratio
40.88%

Efficiency Ratio, As Adjusted (non-GAAP)*
41.29%

Tangible Common Equity to Tangible Assets (non-GAAP)*
13.36%

Net Interest Margin
4.51%



J. Pat Hickman

March 17, 1952 - March 1, 2025

Mr. Hickman began his banking career in 1975 and worked for various financial institutions in Canyon and Amarillo. In 1989, Mr. Hickman, along with his wife Nancy, founded Happy Bancshares, Inc., where he led a group of investors in purchasing a small $10 Million bank in Happy, Texas. He led Happy State Bank over the next 32 years as Chairman, President, and CEO. In 2022, he led the sale of the bank to Home BancShares, Inc. for just under $1 Billion and served on its Board of Directors.

We truly miss Pat's larger than life personality and his contribution to the banking landscape in West Texas. Our thoughts continue to be with Nancy, their family and to all who worked with Pat for many years.

* Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Company's Form 10-K for the year ended December 31, 2025. Dollars in thousands, except per share data.



TRIPLE ACCRETIVE ACQUISITION AND ENTRY TO KEY TENNESSEE MARKETS

On December 8, 2025, HOMB Announced the acquisition of Mountain Commerce Bank*

- Combination grants HOMB access to the high-growth Knoxville, Nashville and Johnson City markets

- Positions HOMB to expand further into Tennessee

- Consistent with HOMB M & A track record and is expected to be immediately triple accretive

- HOMB will maintain a robust capital position along with an improved operating profile

---

" Mountain Commerce is proud to join forces with one of the top-performing banks in the country. This partnership provides resources, through HOMB's strong balance sheet and capital position, to allow our talented team of bankers to flourish. There is a lot more work to be done in Tennessee to take advantage of the market opportunity and we are eager and ready to grow."

— William E. "Bill" Edwards, III, Chief Executive Officer and founder of Mountain Commerce

* The acquisition is expected to be completed by the second quarter of 2026. See "Cautionary Note Regarding Forward-Looking Statements" and "Additional Information and Where to Find It" in the Company's Form 10-K for the year ended December 31, 2025, included with this Annual Report, for important information concerning the anticipated acquisition of MCBI.

CENTENNIAL BANK REGIONAL BOARDS

CENTENNIAL BANK BOARD OF DIRECTORS
Milburn Adams
Robert H. Adcock, Jr.
John W. Allison**
Brian S. Davis
Jack E. Engelkes
Bill Farris
John Freyaldenhoven
Vaughan Hankins
Kevin D. Hester
Alex R. Lieblong°
Jim Rankin
Dave Seleski
Donna Townsell

CABOT
John W. Allison
Connie Elder
Cathy Eoff
Brian Evans
Will Feland
Tommy Hignight
Jerry Jones
Mark Lowman
Clint McGue
Stephen P. Tipton
Jerry Waymack*
Larry Wood

LITTLE ROCK
Blair Allen
John W. Allison
Amber Wilson Bagley
Sharon Davis
Rick Ferguson
Barbara Graves*
Drew Holbert
David Huckabee
Jim Kincannon
Dr. Whit Knapple
Jonathan Rogers
Larry Ross
Jameel Wesley

MOUNTAIN VIEW
Stacey Avey
Tim Gammill
James G. Hinkle*
Stotts Isbell
Todd Lancaster
Eddie Jack Mitchell
Kenneth Sutton
Kenny J. Wyatt

NORTHEAST ARKANSAS
Brandon Adams
Sonny Campbell
Davy Carter*
Susan Cathcart
Doug Falls
Danny Ford
Stacy Greene
Ryan Heringer
Ted Herget
Mike Langford
Bobby McDaniel
Terry Mohajir
Deana Osment
Randy Woodard

NORTHWEST ARKANSAS
Brandon Adams*
Davy Carter
Nick Dozier
John Elrod
D. Scott Hancock
Jeremy Hudson
Kevin Kestner
Chip Miller
Steve Renfro
Marshall Saviers
Raymon Ylahan

SOUTH FLORIDA
John W. Allison
Teresa J. Condas
David Druey
Steve S. Grasley, PE
Thomas J. Longe
Scott G. Oropeza*
Joseph H. Roth, III
Mark Stanton
Ed Wotitzky

* *Regional Board Chairman*
** *Board Chairman*
° *Advisory Director*

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Home BancShares, Inc.
719 Harkrider St., Suite 100 • P.O. Box 966
Conway, AR 72033

STOCK LISTING
Home BancShares, Inc. is listed and trades on
the New York Stock Exchange under the symbol
HOMB.

SHAREHOLDERS' MEETING*
Thursday, April 16, 2026, 10:00 a.m. CST
719 Harkrider Street
Conway, AR 72032

WEBSITE
www.homebancshares.com

FINANCIAL INFORMATION
Analysts and investors seeking financial
information about Home BancShares, Inc.
should contact:
 Donna Townsell,
 Director of Investor Relations
 (501) 328-4625
 DTownsell@my100bank.com

PUBLIC ACCOUNTING FIRM
Forvis Mazars, LLP
Little Rock, Arkansas

LEGAL COUNSEL
Mitchell, Williams, Selig, Gates &
Woodyard, PLLC
Little Rock, Arkansas

TRANSFER AGENT & REGISTRAR
Shareholder correspondence should
be mailed to:
Computershare Investor Services
P.O. BOX 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare Investor Services
150 Royall St, Suite 101
Canton, MA 02021

Shareholder Website:
www.computershare.com/investor

Shareholder Online Inquiries:
https://www-us.computershare.com/
investor/Contact

Reviewed and Approved by WBS

*The Company asks that any shareholders who plan to attend the meeting please contact our Director of Investor Relations, Donna Townsell, at
(501) 328-4625 at least 24 hours prior to the meeting to register your attendance. Please note, there could be limited seating.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2025 or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Transition period from _____ to _____

Commission File Number: 001-41093

HOME BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Arkansas	71-0682831
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
719 Harkrider, Suite 100, Conway, Arkansas	72032
(Address of principal executive offices)	(Zip Code)

(501) 339-2929

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HOMB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) . ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, par value $0.01 per share, held by non-affiliates on June 30, 2025, was $5.26 billion based upon the last trade price as reported on the New York Stock Exchange of $28.46.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practical date.

Common Stock Issued and Outstanding: 196,634,178 shares as of February 26, 2026.

Documents incorporated by reference: Portions of the registrant's Proxy Statement relating to its 2026 Annual Meeting to be held on April 16, 2026, are incorporated by reference into Part III of this Form 10-K.

HOME BANCSHARES, INC.
FORM 10-K
December 31, 2025

INDEX

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this document, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation," are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future financial performance, future plans and strategies, and anticipated events or trends, and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, including through our anticipated acquisition of Mountain Commerce Bancorp, Inc. ("MCBI") or other potential acquisitions, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "predict," "estimate," "could," "should," "would," and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of future local, regional, national and international economic conditions, including recent or future changes in tariffs or trade policies, inflation, or a decrease in commercial real estate and residential housing values;

- changes in the level of nonperforming assets and charge-offs, and credit risk generally;

- the risks of changes in interest rates or the level and composition of deposits, loan demand and the values of loan collateral, securities and interest-sensitive assets and liabilities;

- the effect of any mergers, acquisitions or other transactions to which we or our bank subsidiary may from time to time be a party, including our ability to successfully integrate any businesses that we acquire;

- the risk that expected cost savings and other benefits from acquisitions may not be fully realized or may take longer to realize than expected;

- the possibility that an acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

- the reaction to a proposed acquisition of the respective companies' customers, employees and counterparties;

- diversion of management time on acquisition-related issues;

- the ability to enter into and/or close additional acquisitions;

- the availability of and access to capital and liquidity on terms acceptable to us;

- legislation and regulation affecting the financial services industry as a whole, and the Company and its subsidiaries in particular, and future legislative and regulatory changes;

- changes in governmental monetary and fiscal policies;

- the effects of terrorism and efforts to combat it, political instability, war, military conflicts and other major domestic or international events;

- the impacts of recent or future adverse weather events, including hurricanes, and other natural disasters;

- the ability to keep pace with technological changes, including changes regarding cybersecurity and artificial intelligence;

- an increase in the incidence or severity of, or any adverse effects resulting from, acts of fraud, illegal payments, cybersecurity breaches or other illegal acts impacting our bank subsidiary, our vendors or our customers;

- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

- potential claims, expenses and other adverse effects related to current or future litigation, regulatory examinations or other government actions;

- potential increases in deposit insurance assessments, increased regulatory scrutiny, investment portfolio losses, or market disruptions resulting from financial challenges in the banking industry;

- disruptions, uncertainties and related effects on credit quality, liquidity, other aspects of our business and our operations that may result from any future public health crises;

- the effect of changes in accounting policies and practices and auditing requirements, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters;

- higher defaults on our loan portfolio than we expect; and

- the failure of assumptions underlying the establishment of our allowance for credit losses or changes in our estimate of the adequacy of the allowance for credit losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. The factors identified in this section are not intended to represent a complete list of all the factors that could adversely affect our business, operating results, financial condition or cash flows. Other factors not presently known to us or that we currently deem immaterial to us may also have an adverse effect on our business, operating results, financial condition or cash flows, and the factors we have identified could affect us to a greater extent than we currently anticipate. Many of the important factors that will determine our future financial performance and financial condition are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date they are made. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, see "Risk Factors" below. Except as required by applicable law or the rules and regulations of the SEC, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Annual Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to our proposed business combination transaction with MCBI. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the proposed acquisition, we have filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (the "Registration Statement") to register the shares of our common stock to be issued to shareholders of MCBI in connection with the transaction. The Registration Statement includes a Proxy Statement of MCBI and a Prospectus of Home BancShares, as well as other relevant materials regarding the proposed merger transaction involving Home and MCBI. INVESTORS AND SECURITY HOLDERS OF MCBI ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC's website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents we file with the SEC at our website at http://www.homebancshares.com, Investor Relations, or by contacting Donna Townsell, by telephone at (501) 328-4625.

Item 1. BUSINESS

Company Overview

Home BancShares, Inc. ("Home BancShares," "we," "us," "HBI" or the "Company") is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. The Company's common stock is traded through the New York Stock Exchange under the symbol "HOMB." We are primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through our wholly owned community bank subsidiary – Centennial Bank. Centennial Bank has branch locations in Arkansas, Florida, Texas, South Alabama and New York City. Although the Company has a diversified loan portfolio, at December 31, 2025 and 2024, commercial real estate loans represented 53.2% and 57.6% of gross loans and 194.3% and 214.6% of total stockholders' equity, respectively. The Company's total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Total assets	$ 22,881,879	$ 22,490,748	$ 22,656,658
Total deposits	17,479,957	17,146,297	16,787,711
Total revenue (net interest income plus non-interest income)	1,090,869	1,017,348	996,879
Net income	475,441	402,241	392,929

Home BancShares acquires, organizes and invests in community banks that serve attractive markets. Our community banking team is built around experienced bankers with strong local relationships. The Company was formed in 1998 by an investor group led by John W. Allison, our Chairman, and Robert H. "Bunny" Adcock, Jr., one of our directors. Since opening our first subsidiary bank in 1999, we have acquired and integrated a total of 23 banks with locations in Arkansas, Florida, Texas and Alabama, including 18 banks since 2010, seven of which we acquired through Federal Deposit Insurance Corporation ("FDIC") assisted transactions. Our subsidiary bank has operated under a single charter and the Centennial Bank name since 2009. In 2015, after acquiring a pool of national commercial real estate loans, we created Centennial Commercial Finance Group ("Centennial CFG") to build out a national lending platform focused on commercial real estate as well as commercial and industrial loans. Centennial CFG operates out of our New York City branch office and loan production offices in Los Angeles, California, and Dallas, Texas. In 2018, we acquired Shore Premier Finance ("SPF"), a marine-lending division of Union Bank & Trust of Richmond, Virginia, and established the SPF division of Centennial Bank to build out a lending platform focusing on commercial and consumer marine loans. In 2020, we acquired LH-Finance, the marine lending division of People's United Bank, N.A. of Bridgeport, Connecticut, and consolidated LH-Finance and its loan portfolio with our SPF division. The SPF division operates out of loan production offices in Chesapeake, Virginia and Baltimore, Maryland. In 2022, we completed our largest acquisition to-date and first in the state of Texas with the acquisition of Happy Bancshares, Inc. and its bank subsidiary, Happy State Bank, headquartered in Amarillo, Texas, on April 1, 2022.

Acquisitions

We believe many individuals and businesses prefer banking with a locally managed community bank capable of providing flexibility and quick decisions. The execution of our community banking strategy has allowed us to rapidly build our network of banking operations through acquisitions. The following summary provides additional details concerning our acquisitions during the previous five fiscal years.

LendingClub Bank Marine Portfolio – On February 4, 2022, the Company completed the purchase of the performing marine loan portfolio of Utah-based LendingClub Bank ("LendingClub"). Under the terms of the purchase agreement with LendingClub, the Company acquired approximately $242.2 million of yacht loans. This portfolio of loans is housed within the Company's SPF division, which is responsible for servicing the acquired loan portfolio and originating new loan production.

Happy Bancshares, Inc. – On April 1, 2022, the Company completed the acquisition of Happy Bancshares, Inc. ("Happy"), and merged Happy State Bank into Centennial Bank. The Company issued approximately 42.4 million shares of its common stock valued at approximately $958.8 million as of April 1, 2022. In addition, the holders of certain Happy stock-based awards received approximately $3.7 million in cash in cancellation of such awards, for a total transaction value of approximately $962.5 million.

Including the purchase accounting adjustments, as of the acquisition date, Happy had approximately $6.69 billion in total assets, $3.65 billion in loans and $5.86 billion in customer deposits. Happy formerly operated its banking business from 62 locations in Texas.

For additional discussions regarding the acquisition of Happy, see Note 2 "Business Combinations" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024.

Mountain Commerce Bancorp, Inc. – On December 7, 2025, the Company and Centennial entered into an Agreement and Plan of Merger (the "Agreement") with Mountain Commerce Bancorp, Inc., a Tennessee Corporation ("MCBI"), and its wholly-owned bank subsidiary, Mountain Commerce Bank, a Tennessee state banking corporation ("MCB"), under which the Company and Centennial will acquire MCBI and MCB. The Agreement provides that, in a series of transactions, an acquisition subsidiary of the Company will merge into MCBI and MCBI will merge into the Company, with the Company as the surviving entity (collectively, the "Merger"). As soon as reasonably practicable following the Merger, MCB will merge into Centennial, with Centennial as the surviving entity.

Under the terms of the Agreement, the Company will issue approximately 5.4 million shares of its common stock to the shareholders of MCBI upon completion of the Merger. No cash consideration will be paid in connection with the Merger, except that holders of outstanding shares of MCBI common stock at the time of the Merger will receive cash payments in lieu of any fractional shares of Company common stock to which they are otherwise entitled in connection with the Merger.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the "Effective Time"), each outstanding share of common stock of MCBI will be converted into the right to receive, without interest, 0.85 shares of the Company's common stock (the "Merger Consideration"). Each unvested restricted share of MCBI common stock outstanding at the Effective Time will fully vest and be converted into the right to receive Merger Consideration. The Merger Consideration value will be determined using a volume-weighted average closing price of the Company's common stock as reported on the New York Stock Exchange over the 20 consecutive trading day period ending on the third business day prior to the closing of the Merger ("the Company's Average Closing Price"), multiplied by 0.85.

The Merger is expected to close in the second quarter of 2026 and is subject to regulatory approvals and other conditions set forth in the Agreement.

Our Management Team

The following table sets forth, as of December 31, 2025, information concerning the individuals who are our executive officers.

Name	Age	Positions Held with Home BancShares, Inc.	Positions Held with Centennial Bank
John W. Allison	79	Chairman of the Board and Chief Executive Officer	Chairman of the Board
Brian S. Davis	60	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director
Jennifer C. Floyd	51	Chief Accounting Officer	Chief Accounting Officer
Kevin D. Hester	62	President and Chief Lending Officer	President, Chief Lending Officer and Director
J. Stephen Tipton	44	Chief Operating Officer	Chief Executive Officer
Donna J. Townsell	55	Senior Executive Vice President, Director of Investor Relations and Director	Senior Executive Vice President and Director
Russell D. Carter, III	50	Executive Officer	Regional President

Our Growth Strategy

Our goals are to achieve growth in earnings per share and to create and build stockholder value. Our growth strategy entails the following:

- *Strategic acquisitions* – Strategic acquisitions (both FDIC-assisted and non-FDIC-assisted) have been a significant component of our historical growth strategy, and we believe properly priced bank acquisitions can continue to be a large part of our growth strategy. We currently anticipate completing our proposed acquisition of MCBI, headquartered in Knoxville, Tennessee, during the second quarter of 2026. Following the completion of our acquisition of MCBI, our principal acquisition focus in the near term will be to continue to expand our presence in Tennessee, Texas, Arkansas, Florida and Alabama and into other contiguous markets, although we may seek to expand into other areas if attractive financial opportunities in other market areas arise. We will continue to evaluate potential bank acquisition opportunities to determine whether they are in the best interests of our Company. Our goals in making these decisions are to maximize the return to our shareholders and to enhance our franchise.

- *Organic growth* – We believe our current branch network provides us with the capacity to grow within our existing market areas. We also believe we are well positioned to attract new business and additional experienced personnel as a result of ongoing changes in our competitive markets. We believe the markets we entered into as a result of historical acquisitions provide us opportunities for organic growth as we now have a presence in several large markets where our market share has not previously been significant. Through our Centennial CFG franchise, we operate a national lending platform that focuses on commercial real estate plus commercial and industrial loans. Additionally, through our SPF division, we operate a lending platform focusing on commercial and consumer marine loans. As opportunities arise, we will evaluate new (commonly referred to as *de novo*) branches in our current markets and in other attractive market areas. We opened one *de novo* branch location in San Antonio, Texas in 2025, and we will continue to evaluate *de novo* opportunities during 2026 and make decisions on a case-by-case basis in the best interest of the shareholders.

Community Banking Philosophy

Our community banking philosophy consists of four basic principles:

- manage our community banking franchise with experienced bankers and community bank boards who are empowered to make customer-related decisions quickly;

- provide exceptional service and develop strong customer relationships;

- pursue the business relationships of our local boards of directors, executive officers, stockholders, and customers to actively promote our community bank; and

- maintain our commitment to the communities we serve by supporting civic and nonprofit organizations.

These principles, which make up our community banking philosophy, are the driving force for our business. As we streamlined our legacy business into an efficient banking network and have integrated new acquisitions, we have preserved lending authority with local management in most cases by using local loan committees that maintain an integral connection to the communities we serve. These committees are empowered with lending authority of up to $6.0 million in their respective geographic areas. This allows us to capitalize on the strong relationships that these individuals and our local bank officers have in their respective communities to maintain and grow our business. Through experienced and empowered local bankers and board members, we are committed to maintaining a community banking experience for our customers.

Operating Goals

Our operating goals focus on maintaining strong credit quality, increasing profitability, finding experienced bankers, and maintaining a "fortress" balance sheet:

- *Maintain strong credit quality* – Credit quality is our first priority. We employ a set of credit standards designed to ensure the proper management of credit risk. Our management team plays an active role in monitoring compliance with these credit standards in the different communities served by Centennial Bank. We have a centralized loan review process, which we believe enables us to take prompt action on potential problem loans. We have historically taken an aggressive approach to resolving problem loans, including those problem loans acquired in our FDIC-assisted and non-FDIC-assisted acquisitions. We are committed to maintaining high credit quality standards.

- *Continue to improve profitability* – We will continue to strive to improve our profitability and achieve high performance ratios as we continue to utilize the available capacity of branches and employees. We believe our profitability is significantly tied to our focus on our efficiency ratio, and we pride ourselves on operating in a highly efficient manner. To achieve further improvements in operating efficiency, we will continue to focus on increasing revenue from organic loan growth, achieving cost savings from any acquisitions, developing and implementing new efficiency initiatives, further streamlining the processes in our lending and retail operations and improving our purchasing power.

- *Attract and motivate experienced bankers* – We believe a major factor in our success has been our ability to attract and motivate bankers who have experience in and knowledge of their local communities. Historically, our hiring and retaining experienced relationship bankers has been integral to our ability to grow quickly when entering new markets.

- *Maintain a "fortress" balance sheet* – We intend to maintain a strong balance sheet through a focus on four key governing principles: (1) maintain solid asset quality; (2) remain well-capitalized; (3) pursue high performance metrics including return on tangible equity (ROTE), return on assets (ROA), efficiency ratio and net interest margin; and (4) retain liquidity at the bank holding company level that can be utilized should attractive acquisition opportunities be identified or for internal capital needs. We strive to maintain capital levels above the regulatory capital requirements through our focus on these governing principles, which historically has allowed us to take advantage of acquisition opportunities as they become available without the need for additional capital.

Our Market Areas

As of December 31, 2025, we conducted business principally through 75 branches in Arkansas, 78 branches in Florida, 59 branches in Texas, five branches in Alabama and one branch in New York City. Our branch footprint includes markets in which we are the deposit market share leader as well as markets where we believe we have opportunities for deposit market share growth. As of December 31, 2025, we also operate loan production offices in Los Angeles, California; Miami, Florida and Dallas, Texas through our Centennial CFG division and in Chesapeake, Virginia and Baltimore, Maryland through our SPF division.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and commercial buildings. In addition, we make loans to small and medium-sized commercial businesses as well as to consumers for a variety of purposes.

Our loan portfolio as of December 31, 2025, was comprised as follows:

	Total Loans Receivable	Percentage of portfolio
	(Dollars in thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ 5,290,112	33.7 %
Construction/land development	2,726,993	17.4
Agricultural	332,412	2.1
Residential real estate loans		
Residential 1-4 family	2,134,334	13.6
Multifamily residential	1,140,911	7.3
Total real estate	11,624,762	74.1
Consumer	1,253,746	8.0
Commercial and industrial	2,222,401	14.2
Agricultural	359,879	2.3
Other	225,421	1.4
Total	$ 15,686,209	100.0 %

Real Estate – Non-farm/Non-residential. Non-farm/non-residential real estate loans consist primarily of loans secured by income-producing properties, such as shopping/retail centers, hotel/motel properties, office buildings, and industrial/warehouse properties. Commercial lending on income-producing properties typically involves higher loan principal amounts, and the repayment of these loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. This category of loans also includes specialized properties such as churches, marinas, and nursing homes. Additionally, we make commercial mortgage loans to entities to operate in these types of properties, and the repayment of these loans is dependent, in large part, on the cash flow generated by these entities in the operations of the business. Often, a secondary source of repayment will include the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Real Estate – Construction/Land Development. This category of loans includes loans to residential and commercial developers to purchase raw land and to develop this land into residential and commercial land developments. In addition, this category includes construction loans for all of the types of real estate loans, including both commercial and residential. These loans are generally secured by a first lien on the real estate being purchased or developed. Often, the primary source of repayment will be the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Real Estate – Residential. Our residential mortgage loan program primarily originates loans to individuals for the purchase of residential property. We generally do not retain long-term, fixed-rate residential real estate loans in our portfolio due to interest rate and collateral risks. Residential mortgage loans to individuals retained in our loan portfolio primarily consisted of approximately 57.7% owner occupied 1-4 family properties and approximately 34.9% non-owner occupied 1-4 family properties (rental) as of December 31, 2025 with the remaining 7.4% relating to condos and mobile homes. The primary source of repayment for these loans is generally the income and/or assets of the individual to whom the loan is made. Often, a secondary source of repayment will include the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Consumer. While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans originated by our bank, the primary portion of which consists of loans to finance USCG registered high-end sail and power boats through our SPF division. The primary source of repayment for these loans is generally the income and/or assets of the individual to whom the loan is made. The performance of consumer loans will be affected by the local and regional economies as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics. When secured, we may independently assess the value of the collateral using a third-party valuation source.

Commercial and Industrial. Our commercial and industrial loan portfolio primarily consisted of 9.5% unsecured loans, 30.8% inventory/accounts receivable financing, 8.3% equipment/vehicle financing and 51.4% other, including letters of credit at less than 1%, as of December 31, 2025. This category includes loans to smaller business ventures, credit lines for working capital and short-term inventory financing, for example. These loans are typically secured by the assets of the business and are supplemented by personal guaranties of the principals and often mortgages on the principals' primary residences. The primary source of repayment may be conversion of the assets into cash flow, as in inventory and accounts receivable, or may be cash flow generated by operations, as in equipment/vehicle financing. Assessing the value of inventory can involve many factors including, but not limited to, type, age, condition, level of conversion and marketability, and can involve applying a discount factor or obtaining an independent valuation, based on the assessment of the above factors. Assessing the value of accounts receivable can involve many factors including, but not limited to, concentration, aging, and industry, and can involve applying a discount factor or obtaining an independent valuation, based on the assessment of the above factors. Assessing the value of equipment/vehicles may involve a third-party valuation source, where applicable.

Agricultural Loans. Agricultural loans include loans for financing agricultural production, including loans to businesses or individuals engaged in the production of timber, poultry, livestock or crops and are not categorized as part of real estate loans. Our agricultural loans are generally secured by farm machinery, livestock, crops, vehicles or other agricultural-related collateral. A portion of our portfolio of agricultural loans is comprised of loans to individuals which would normally be characterized as consumer loans except for the fact that the individual borrowers are primarily engaged in the production of timber, poultry, livestock or crops.

Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower's ability to repay include interest rates, inflation and the demand for the commercial borrower's products and services as well as other factors affecting a borrower's customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates, and in the case of commercial borrowers, the quality of the borrower's management. Consumer loan repayments depend upon the borrower's financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Policies. We have established common loan documentation procedures and policies, based on the type of loan, for our bank subsidiary. The board of directors periodically reviews these policies for validity. In addition, it has been and will continue to be our practice to attempt to independently verify information provided by our borrowers, including assets and income. We have not made loans similar to those commonly referred to as "no doc" or "stated income" loans. We focus on the primary and secondary methods of repayment and prepare global cash flows where appropriate. There are legal restrictions on the dollar amount of loans available for each lending relationship. The Arkansas Banking Code provides that no loan relationship may exceed 20% of a bank's risk-based capital, and we are in compliance with this restriction. In addition, we are not dependent upon any single lending relationship for an amount exceeding 10% of our revenues. As of December 31, 2025, the maximum amount outstanding to a single borrower was $289.1 million. As primarily a community lender, we believe from time to time it is in our best interest to agree to modifications or restructurings. These modifications/restructurings can take the form of a reduction in interest rate, a move to interest-only from principal and interest payments, or a lengthening in the amortization period or any combination thereof. Occasionally, we will modify/restructure a single loan by splitting it into two loans following the interagency guidance involving the workout of commercial real estate loans. The loan representing the portion that is supported by the current cash flow of the borrower or project will remain on our books, while the new loan representing the portion that cannot be serviced by the current cash flow is charged-off. Furthermore, we may make an additional loan or loans to a borrower or related interest of a borrower who is past due more than 90 days. These circumstances will be very limited in nature, and when approved by the appropriate lending authority, will likely involve obtaining additional collateral that will improve the collectability of the overall relationship. It is our belief that judicious usage of these tools can improve the quality of our loan portfolio by providing our borrowers an improved probability of survival during difficult economic times.

Loan Approval Procedures. Our bank subsidiary has supplemented our common loan policies to establish its loan approval procedures as follows:

- *Individual Authorities.* The board of directors of Centennial Bank establishes the authorization levels for individual loan officers on a case-by-case basis. Generally, the more experienced a loan officer, the higher the authorization level. The approval authority for individual loan officers ranges from $5,000 to $3.0 million for secured loans and from $1,000 to $500,000 for unsecured loans.

- *Officers' Loan Committees.* Our bank subsidiary also gives its Officers' Loan Committees loan approval authority. Credits in excess of individual loan limits are submitted to the region's Officers' Loan Committee. The Officers' Loan Committee consists of members of the senior management team of that region and is chaired by that region's chief lending officer. The regional Officers' Loan Committees have approval authority of up to $2.0 million aggregate debt on all new secured loans, $2.0 million individual loan amount on all secured renewals, $100,000 aggregate debt on all unsecured new loans and $100,000 individual loan amount on all unsecured renewals.

- *Directors' Loan Committee.* Our bank subsidiary has Directors' Loan Committees ("DLCs") throughout our market areas consisting of outside directors and senior lenders of the respective market areas. Generally, each DLC requires a majority of outside directors be present to establish a quorum. Generally, this committee is chaired either by the Division Chief Lending Officer or the Regional President. The regional DLCs have approval authority up to $6.0 million aggregate debt on new secured loans, $6.0 million individual loan amount on all secured renewals, $500,000 aggregate debt on all unsecured new loans and $500,000 individual loan amount on all unsecured renewals.

- *Executive Loan Committee.* The board of directors of Centennial Bank established the Executive Loan Committee consisting of outside board members and members of executive management. This committee requires five voting members to establish a quorum, including at least two of the outside board members, and is chaired by the Chief Lending Officer of the bank. The Executive Loan Committee has approval authority up to the Bank's legal lending limit, subject to exception approval by the full Board for single loans over $100 million or relationships over $200 million. In addition, any relationship above $40 million must have the specific approval of the Chairman and the Vice Chairman.

Currently, our board of directors has established an in-house consolidated lending limit of $40.0 million to any one borrowing relationship without obtaining the approval of the Chairman and Vice Chairman. We have 86 separate relationships that exceed this in-house limit.

Deposits and Other Sources of Funds

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and small businesses, and municipalities in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Additionally, our policy also permits the acceptance of brokered deposits. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, the Federal Reserve Bank Discount Window and other borrowings. These secondary sources enable us to borrow funds at rates and terms which, at times, are more beneficial to us.

Other Banking Services

Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour internet banking, mobile banking and voice response information, cash management, overdraft protection, direct deposit, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Trust and Investment Services

Through Centennial Bank and its trust operating subsidiary, GoldStar Trust Company, we provide trust, wealth management and custodial services to customers throughout our footprint from offices in Arkansas and Texas. We had approximately $7.46 billion of assets under management and custody as of December 31, 2025. The bank offers a wide variety of trust and estate planning products and services including serving as trustee for personal trusts, testamentary trusts, life insurance trusts, special needs trusts, charitable trusts, 401(k) retirement plans, profit sharing plans and pension plans. In addition, the bank offers administrative services such as estate administration and settlement, guardianship and conservator administration, investment management, farm and property management, section 1031 like-kind exchanges and Coverdell Education Savings Accounts. The bank also offers managed and self-directed IRAs. Centennial Bank also contracts with Ameriprise Financial Services, LLC ("Ameriprise"), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to customers through associates who are employed by both Centennial Bank and Ameriprise.

GoldStar Trust Company is a limited services trust company with a focus on providing alternative asset custodial services for assets not generally held by traditional brokerage and investment firms. Other products and services provided include trustee services, escrow and paying agent services. All accounts under management of GoldStar Trust Company are self-directed accounts in which the investment instruction is provided by the end client or their third party financial advisor.

Insurance

Centennial Insurance Agency, Inc. is an independent insurance agency, originally founded in 1959 and purchased by Centennial Bank in 2000. Centennial Insurance Agency writes policies for commercial and personal lines of business including insurance for property, casualty, life, health and employee benefits. It is subject to regulation by the Arkansas Insurance Department. The offices of Centennial Insurance Agency are currently located in Jacksonville, Cabot and Conway, Arkansas.

Cook Insurance Agency, Inc. is an independent insurance agency, originally founded in 1913 and acquired by Centennial Bank in 2010 during our FDIC-assisted acquisition of Gulf State Community Bank. Cook Insurance Agency writes policies for commercial and personal lines of business including life insurance. It is subject to regulation by the Florida Insurance Department. The offices of Cook Insurance Agency are located in Apalachicola and Crawfordville, Florida.

Competition

As of December 31, 2025, we conducted business through 218 branch locations in our primary market areas of Pulaski, Faulkner, Craighead, Lonoke, Pope, Washington, White, Benton, Greene, Sebastian, Cleburne, Independence, Stone, Baxter, Clay, Conway, Crawford, Johnson, Saline, Sharp and Yell counties in Arkansas; Broward, Monroe, Hillsborough, Leon, Sarasota, Bay, Franklin, Palm Beach, Gulf, Charlotte, Collier, Escambia, Orange, Osceola, Pasco, Pinellas, Polk, Walton, Miami-Dade, Lee, Calhoun, Gadsden, Hernando, Liberty, Okaloosa, Santa Rosa, Seminole and Wakulla counties in Florida; Bailey, Bexar, Carson, Castro, Collin, Comal, Dallam, Dallas, Deaf Smith, Garza, Gillespie, Gray, Hale, Hall, Hutchinson, Kendall, Kerr, Lamb, Lubbock, Lynn, Moore, Motley, Parmer, Potter, Randall, Sherman, Swisher, Tarrant, Taylor, Travis, Wheeler and Williamson counties in Texas; Baldwin County in Alabama; and New York County in New York. Many other commercial banks, savings institutions and credit unions have offices in our primary market areas. These institutions include many of the largest banks operating in these respective states, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Our competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that we may not currently offer and may better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Human Capital Resources

General. Our community banking philosophy relies heavily on the personal relationships and the quality of service provided by employees. We rely on experienced bankers and community bank boards who are empowered to make customer-related decisions quickly. Experienced and empowered local bankers and board members facilitate our commitment to provide exceptional service and develop strong customer relationships. At the local level, we have preserved lending authority by using local loan committees that maintain an integral connection to the communities we serve, which allows us to capitalize on the strong relationships that these individuals and our local bank officers have in their respective communities to maintain and grow our business. Accordingly, we aim to attract, develop and retain employees who can drive financial and strategic growth objectives and build long-term shareholder value while executing our community banking philosophy.

On December 31, 2025, we had 2,543 full-time equivalent employees. Except for any additional employees acquired in future acquisitions, including our proposed acquisition of Mountain Commerce Bancorp, Inc., we expect that our 2026 staffing levels will be consistent with that of 2025. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

In managing the Company's business, management focuses on various human capital measures and objectives designed to address the development, attraction and retention of personnel. These include competitive compensation and benefits, paid time off, an employee retirement plan, bonus and other incentive compensation plans, modern equipment and support, leadership development and professional development as well as those benefits described below.

Diversity and Inclusion. We seek to recognize the unique contribution each individual brings to the Company, and we understand the associated value that comes with a diverse workforce. We strive to offer an inclusive environment where employees from all backgrounds can succeed. As of December 31, 2025, 68% of our employees were women and 28% of our employees identify as persons of color. Further, as of December 31, 2025, 62% of the Company's leadership positions were held by women.

Employee Safety and Health. The health and well-being of our employees is a priority for our business. Our full-time officers and employees are provided hospitalization and major medical insurance. We pay a substantial part of the premiums for these coverages. We also provide other basic insurance coverage including dental, life, and long-term disability insurance.

We are committed to providing a healthy and safe environment that allows employees to thrive professionally and personally. To support the well-being of our employees and their families we also offer resources focused on physical, mental, and emotional health. Additionally, we support remote work arrangements for employees who have a need to telework for health reasons and in certain other circumstances.

SUPERVISION AND REGULATION

General

We and our bank subsidiary are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our company and its operations. These laws generally are intended to protect depositors, the deposit insurance fund of the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not shareholders.

The following discussion describes significant elements of the regulatory framework that applies to us. This description is a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to us and our subsidiaries could have a material effect on our business, financial condition and results of operations. Because our bank subsidiary's total assets exceed $10 billion, it is subject to additional supervision and regulation, including by the Consumer Financial Protection Bureau ("CFPB"), with such additional supervision and regulation discussed throughout this section.

Home BancShares

We are a bank holding company registered under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"), and we and our subsidiaries are subject to supervision, regulation and examination by the Federal Reserve Board. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Bank Holding Company Act provides generally for "umbrella" regulation of bank holding companies by the Federal Reserve Board and functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

Dodd Frank and the EGRRCPA. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") made extensive changes in the regulation of financial institutions and their holding companies. The Dodd-Frank Act contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The Economic Growth, Regulatory Relief, and Consumer Protection Act (the "EGRRCPA"), signed into law in May 2018, made certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to other post-financial crisis regulations. Some of the Dodd-Frank Act and EGRRCPA provisions are described in more detail below.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

- banking or managing or controlling banks; and

- any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include but are not limited to: factoring accounts receivable; making, acquiring, brokering or servicing loans and usual related activities; leasing personal or real property; operating a non-bank depository institution, such as a savings association; trust company functions; financial and investment advisory activities; conducting securities brokerage activities; underwriting and dealing in government obligations and money market instruments; providing specified management consulting and counseling activities; performing selected data processing services and support services; acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and performing selected insurance underwriting activities.

Support of Subsidiary Institutions. Under the Dodd-Frank Act, we are required to act as a source of financial strength for our bank subsidiary and to commit resources to support the bank. The Dodd-Frank Act gives the Federal Reserve the authority to require us to make capital injections into our bank subsidiary and to charge us with engaging in unsafe and unsound practices if we fail to commit resources to our bank subsidiary or if we undertake actions that the Federal Reserve believes might jeopardize our ability to commit resources to the bank. As a result, an obligation to support our bank subsidiary may be required at times when, without this requirement, we might not be inclined to provide it.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. Additionally, the Federal Reserve Board requires prior approval of any redemption or repurchase of preferred stock or subordinated debt. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as approximately $2 million for each day the activity continues.

Annual Reporting; Examinations. We are required to file annual reports with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such examination.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies having $500 million or more in assets on a consolidated basis. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base.

The current risk-based capital requirements applicable to all depository institutions and bank holding companies with total consolidated assets of $500 million or more and savings and loan holding companies (collectively, "banking organizations"), and the method for calculating risk-weighted assets, are based on agreements reached by the Basel Committee on Banking Supervision in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" ("Basel III") and certain provisions of the Dodd-Frank Act, as modified by certain capital simplification rules adopted by the Federal Reserve Board and other federal bank regulatory agencies in 2019. The final rule adopted by the Federal Reserve Board and other federal bank regulatory agencies in 2013 based on Basel III (the "Basel III final rule") requires us to maintain minimum capital ratios with respect to common equity Tier 1 ("CET1") capital, Tier 1 capital and total capital (Tier 1 capital plus Tier 2 capital), each as compared to our risk-weighted assets, as well as a "leverage ratio" calculated as the ratio of Tier 1 capital to average consolidated assets as reported on consolidated financial statements. The Basel III final rule also limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" of 2.5% of CET1 capital to risk-weighted assets, which is in addition to the amount necessary to meet its minimum risk-based capital requirements.

The required minimum capital and leverage ratios under the Basel III capital adequacy requirements in effect as of December 31, 2025, including the required capital conservation buffer, consist of CET1 capital of 7.0% (4.5% plus the required 2.5% capital conservation buffer), Tier 1 risk-based capital of 8.5% (6.0% plus the required 2.5% capital conservation buffer), total risk-based capital of 10.5% (8.0% plus the required 2.5% capital conservation buffer) and a leverage ratio of 4.0%. As of December 31, 2025, our capital conservation buffer was 10.30%, and our CET1 capital, Tier 1 risk-based capital, total risk-based capital and leverage ratios were 16.30%, 16.30%, 19.06% and 14.09%, respectively.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Dodd-Frank Act includes certain provisions concerning the capital regulations of the federal banking agencies. These provisions, often referred to as the "Collins Amendment," are intended to subject bank holding companies to the same capital requirements as their bank subsidiaries and to eliminate or significantly reduce the use of hybrid capital instruments, especially trust preferred securities, as regulatory capital. The Collins Amendment requires banking regulators to develop regulations setting minimum risk-based and leverage capital requirements for holding companies and banks on a consolidated basis that are no less stringent than the generally applicable requirements in effect for depository institutions under the prompt corrective action regulations discussed below. The banking regulators also must seek to make capital standards countercyclical so that the required levels of capital increase in times of economic expansion and decrease in times of economic contraction.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 or "FDICIA" establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

The Basel III final rule amended the prompt corrective action rules to incorporate a CET1 capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least an 8% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, a CET1 4.5% risk-based capital ratio and a 4% Tier 1 leverage ratio. To be well-capitalized, a banking organization is required to have at least a 10% total risk-based capital ratio, an 8% Tier 1 risk-based capital ratio, a 6.5% CET1 risk-based capital ratio and a 5% Tier 1 leverage ratio. As of December 31, 2025, we met all capital adequacy requirements and our bank subsidiary is considered well-capitalized for regulatory purposes.

Liquidity Requirements. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests. One test, referred to as the liquidity coverage ratio ("LCR"), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements are expected to incent banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. Rules applicable to certain large banking organizations have been implemented for LCR and for NSFR; however, based on our asset size, these rules do not currently apply to us or our bank subsidiary.

Stress Testing. Pursuant to the Dodd-Frank Act, in October 2012, the Federal Reserve Board published its final rules regarding company-run stress testing. The rules required institutions with average total consolidated assets greater than $10 billion, such as the Company and our bank subsidiary, to conduct an annual company-run stress test of capital and consolidated earnings and losses under one base and at least two stress scenarios provided by bank regulatory agencies. The EGRRCPA raised the asset thresholds for Dodd-Frank Act company-run stress testing, liquidity coverage and living will requirements for bank holding companies to $250 billion, subject to the ability of the Fed to apply such requirements to institutions with assets of $100 billion or more to address financial stability risks or safety and soundness concerns. On July 6, 2018, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency (the "OCC") issued a joint interagency statement regarding the impact of the EGRRCPA. As a result of this statement and the EGRRCPA, we and our bank subsidiary are no longer subject to Dodd-Frank Act stress testing requirements. Notwithstanding these amendments to the stress testing requirements, the federal banking agencies indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets less than $100 billion would continue to be reviewed through the regular supervisory process. We will continue to monitor our capital consistent with the safety and soundness expectations of the federal regulators.

Risk Management. Regulation YY initially required publicly-traded bank holding companies with $10 billion or more in total assets to establish a risk committee responsible for oversight of enterprise-wide risk management practices. The committee must be chaired by an independent director and include at least one risk management expert with experience in managing risk exposures of large, complex firms. As a result of our total assets exceeding $10 billion, we established a risk committee meeting these requirements. However, in 2018 the EGRRCPA increased the asset threshold for mandatory risk committees from $10 billion to $50 billion in total assets. While we are no longer required to maintain a risk committee, we currently continue to utilize our risk committee to oversee our enterprise-wide risk management practices.

Regulation YY also requires us, as a publicly-traded bank holding company with $10 billion or more in total consolidated assets, to have a global risk management framework commensurate with their structure, risk profile, complexity, activities, and size. The risk management framework must include risk management policies and procedures, as well as processes and controls to implement them. Accordingly, we have adopted a compliant risk management framework.

Payment of Dividends. We are a legal entity separate and distinct from our bank subsidiary and other affiliated entities. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that our bank subsidiary pays to us as its sole shareholder. Statutory and regulatory limitations apply to the dividends that our bank subsidiary can pay to us, as well as to the dividends we can pay to our shareholders.

Under Federal Reserve Board policy, a bank holding company should serve as a source of strength to its subsidiary bank and should not pay cash dividends to its shareholders at a level that places undue pressure on the capital of its bank subsidiary or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Arkansas law.

There are certain state-law limitations on the payment of dividends by our bank subsidiary. Centennial Bank, which is subject to Arkansas banking laws, may not declare or pay a dividend of 75% or more of the net profits of such bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year without the prior approval of the Arkansas State Bank Commissioner (the "Bank Commissioner"). Members of the Federal Reserve System must also comply with the dividend restrictions with which a national bank would be required to comply. Among other things, these restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid. Although we have historically paid quarterly dividends on our common stock, there can be no assurances that we will be able to pay dividends in the future under the applicable regulatory limitations.

The payment of dividends by us, or by our bank subsidiary, may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, as discussed below, a depository institution may not pay any dividend if payment would result in the depository institution being undercapitalized.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board's prior approval before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

- acquiring all or substantially all of the assets of any bank; or

- merging or consolidating with any other bank holding company.

Under the Bank Holding Company Act, if well-capitalized and well managed, we, as well as other bank holding companies located within the states in which we operate, may purchase a bank located outside of those states. Conversely, a well-capitalized and well managed bank holding company located outside of the states in which we operate may purchase a bank located inside those states. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider, among other things, the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served and various competitive factors.

Subsidiary Bank

General. Our bank subsidiary, Centennial Bank, is chartered as an Arkansas state bank and is a member of the Federal Reserve System, making it primarily subject to regulation and supervision by both the Federal Reserve Board and the Arkansas State Bank Department. In addition, our bank subsidiary is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that they may charge, and limitations on the types of investments they may make and on the types of services they may offer. Various consumer laws and regulations also affect the operations of our bank subsidiary. Further, because our bank subsidiary has total assets of over $10 billion, it is subject to supervision and regulation by the CFPB, which is responsible for implementing, examining and enforcing compliance with federal consumer protection laws.

Deposit Insurance and Assessments. Centennial Bank's deposit accounts are insured up to applicable limits by the FDIC's Deposit Insurance Fund ("DIF"). The Dodd-Frank Act permanently increased the deposit coverage limit to $250,000 per depositor retroactive to January 1, 2008.

The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based primarily on the risk category of the institution and certain risk adjustments specified by the FDIC, with riskier institutions paying higher assessments. Under the FDIC's risk-based assessment system, insured institutions with at least $10 billion in assets are assessed on the basis of a scoring system that combines the institution's regulatory ratings and certain financial measures. The scoring system assesses risk measures to produce two scores, a performance score and a loss severity score, that will be combined and converted to an initial assessment rate. The performance score measures an institution's financial performance and its ability to withstand stress. The loss severity score quantifies the relative magnitude of potential losses to the FDIC in the event of an institution's failure. Once the performance and loss severity scores are calculated, these scores will be converted to a total score. The FDIC has the authority to raise or lower assessment rates, subject to limits, and to impose special additional assessments.

In 2011, the FDIC approved a final rule implementing changes to the deposit insurance assessment system, as authorized by the Dodd-Frank Act, which, among other things, changed the assessment base for insured depository institutions from adjusted domestic deposits to the institution's average consolidated total assets during an assessment period less average tangible equity capital (Tier 1 capital) during that period. The rule revised the assessment rate schedule so that it ranged from 2.5 basis points for the least risky institutions to 45 basis points for the riskiest institutions. The rule also suspended indefinitely the requirement of the FDIC to pay dividends from the DIF when it reaches 1.5% of insured deposits. In October 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the deadline prescribed under the FDIC's amended restoration plan. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2 percent reserve ratio. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent. Under the Federal Deposit Insurance Act, as amended, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Additionally, in November 2023, based on its systemic risk determination announced on March 12, 2023, the FDIC adopted a final rule to impose a special assessment at an annual rate of approximately 13.4 basis points on the bank's estimated uninsured deposits in excess of $5 billion to recover the loss to the DIF following the closures of Silicon Valley Bank and Signature Bank. This assessment is only imposed on banks with assets of $5 billion or more. During the fourth quarter of 2023, we recorded $13.0 million in FDIC special assessment expense, and during the second quarter of 2024, we recorded $2.3 million in special assessment expense. The special assessment began with the first quarterly assessment period of 2024 and will continue for an anticipated total of eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, impose an extended special assessment collection period after the initial eight-quarter collection period to collect the difference between losses and the amounts collected, and impose a one-time final shortfall special assessment after both receiverships terminate if the DIF reserve ratio is not restored as projected.

Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, that federal banking regulators evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank subsidiary. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. Our bank subsidiary received a "satisfactory" CRA rating from the Federal Reserve Bank during its last exam as published in our bank's CRA Public Evaluation.

Capital Requirements. Our bank subsidiary is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by applicable regulators. The regulating agencies consider a bank's capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system. The Federal Reserve Bank monitors the capital adequacy of our bank subsidiary by using a combination of risk-based guidelines and leverage ratios.

The FDIC Improvement Act. FDICIA made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.

FDICIA requires every bank with total assets in excess of $500 million to have an annual independent audit made of the bank's financial statements by an independent public accountant to verify that the financial statements of the bank are presented fairly and in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC. FDICIA also places certain restrictions on activities of banks depending on their level of capital.

The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the federal banking regulators are required to conduct a full-scope, on-site examination of every bank at least once every 12 months.

Brokered Deposits. Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept brokered deposits, but banks that are not well-capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. The EGRRCPA, enacted in May 2018, provides that most reciprocal deposits are no longer treated as brokered deposits. In July 2024, the FDIC proposed a rule to expand the definition of deposits that would be considered brokered. On March 3, 2025, the FDIC Board of Directors withdrew the August 2024 proposed rule. The FDIC stated that if it pursues regulatory action on brokered deposits in the future, it will do so by publishing a new proposed rule. The existing brokered deposit regulations, as amended in December 2020, remain in effect.

Federal Home Loan Bank System. The Federal Home Loan Bank ("FHLB") system, of which our bank subsidiary is a member, consists of regional FHLBs governed and regulated by the Federal Housing Finance Agency, or FHFA. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. They make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the boards of directors of each regional FHLB.

As a system member, our bank subsidiary is entitled to borrow from the FHLB of its region and is required to own a certain amount of capital stock in the FHLB. Our bank subsidiary is in compliance with the stock ownership rules with respect to such advances, commitments and letters of credit and home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to our bank subsidiary are secured by a portion of its respective loan portfolio, certain other investments and the capital stock of the FHLB held by such bank.

Federal Reserve System. In January 2019, the Federal Open Market Committee announced its intention to implement monetary policy in an ample reserves regime. Reserve requirements do not play a significant role in this operating framework. In light of the shift to an ample reserves regime, the Federal Reserve reduced the reserve requirement ratios to zero percent effective on March 26, 2020. As a result, the Bank is no longer required to maintain required reserve balance with either the Federal Reserve Board or in the form of cash on hand.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for construction, land development and other land represent 100% or more of total capital or (2) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Mortgage Banking Operations. Our bank subsidiary is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates.

Consumer Financial Protection. Our bank subsidiary is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict the bank's ability to raise interest rates and subject the bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which our bank subsidiary operates and civil money penalties. Failure to comply with consumer protection requirements may also result in our bank subsidiary's failure to obtain any required bank regulatory approval for merger or acquisition transactions the bank may wish to pursue or its prohibition from engaging in such transactions even if approval is not required.

The Dodd-Frank Act established the CFPB, which has supervisory authority over depository institutions with total assets of $10 billion or greater. The CFPB focuses its supervision and regulatory efforts on (1) risks to consumers and compliance with the federal consumer financial laws when it evaluates the policies and practices of a financial institution; (2) the markets in which firms operate and risks to consumers posed by activities in those markets; (3) depository institutions that offer a wide variety of consumer financial products and services; (4) certain depository institutions with a more specialized focus; and (5) non-depository companies that offer one or more consumer financial products or services.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer's (1) lack of financial savvy, (2) inability to protect himself in the selection or use of consumer financial products or services or (3) reasonable reliance on a covered entity to act in the consumer's interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates.

Beginning February 8, 2025, however, the Trump Administration took various actions to temporarily or permanently shut down the CFPB, including issuing a series of directives causing the CFPB to pause or suspend many of its operations, including its supervision, examination, rulemaking and enforcement activity. Some of these actions have been challenged in court proceedings, and further administrative, judicial or legislative developments are likely that may substantially affect the future operations and function of this agency and the oversight and enforcement of federal consumer protection laws. As a result, the status of the CFPB's future regulatory role remains unclear, and uncertainty exists regarding whether and to what extent the agency will continue to function in a supervisory, rulemaking or enforcement capacity going forward.

Loans to One Borrower. Our bank subsidiary generally may not make loans or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, up to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2025, our bank subsidiary was in compliance with the loans-to-one-borrower limitations.

Prohibitions Against Tying Arrangements. Under Regulation Y, our bank holding company and bank subsidiary are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Change in Control. Federal and state laws, including the Change in Bank Control Act, impose prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or bank holding company. "Control" of a depository institution is generally defined where an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities.

Restrictions on Transactions with Affiliates. We and our bank subsidiary are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of transactions between the bank and its affiliates and requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to affiliates which are collateralized by the securities or obligations of the bank or its nonbanking affiliates. An affiliate of a bank is generally any company or entity that controls, is controlled by, or is under common control with the bank.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain other transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at that time for comparable transactions with or involving other non-affiliated persons.

Sections 22(g) and (h) of the Federal Reserve Act and its implementing regulation, Regulation O, also place restrictions on loans by a bank to executive officers, directors, and principal shareholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a bank and certain of their related interests, or insiders, and insiders of affiliates, may not exceed, together with all other outstanding loans to such person and related interests, the bank's loans-to-one-borrower limit. Section 22(h) also requires that loans to insiders and to insiders of affiliates be made on terms substantially the same as offered in comparable transactions to other persons, unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the bank and (ii) does not give preference to insiders over other employees of the bank. In addition, Section 22(h) requires prior board of director's approval for certain loans, and the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

Interchange Fees. Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve Board adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions. Interchange fees, or "swipe" fees, are charges that merchants pay to our bank subsidiary and other card-issuing banks for processing electronic payment transactions. Federal Reserve Board rules applicable to financial institutions that have assets of $10 billion or more provide that the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. A debit card issuer may also recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. In addition, the Federal Reserve has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

The Volcker Rule. The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The statutory provision, which has been implemented by rules adopted by federal regulators, is commonly called the "Volcker Rule." The Volcker Rule also requires covered banking entities, including us and our bank subsidiary, to implement certain compliance programs, and the complexity and rigor of such programs is determined based on the asset size and complexity of the business of the covered company. Since neither we nor our bank subsidiary engages in the types of trading or investing covered by the Volcker Rule, the Volcker Rule does not currently have any effect on our or our bank subsidiary's operations.

Privacy. Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and our subsidiary have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

We are also subject to various regulatory guidance as updated from time to time and implemented by the Federal Financial Institutions Examinations Council (the "FFIEC"), an interagency body of the FDIC, the OCC, the Federal Reserve, the National Credit Union Administration and various state regulatory authorities. The FFIEC has provided guidance in areas such as data privacy, disaster recovery, information security, and third-party vendor management to identify potential risks related to our services that could adversely affect our customers. In addition, lawmakers, regulators and the public are increasingly focused on the use of personal information and efforts to strengthen data protection, information security and consumer and personal privacy. The law in these areas continues to develop, and we expect regulation in these areas to continue to increase.

Anti-Terrorism and Anti-Money Laundering Legislation. Our bank subsidiary is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), the Bank Secrecy Act ("BSA") and rules and regulations of the Office of Foreign Assets Control (the "OFAC"). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering, terrorism financing and transactions with designated foreign countries, nationals and others on whom the United States has imposed economic sanctions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

As part of our bank subsidiary's anti-money laundering ("AML") program, we are required to designate a BSA officer, maintain a BSA/AML training program, maintain internal controls to effectuate the BSA/AML program, implement independent testing of the BSA/AML program, and comply with the Financial Crimes Enforcement Network's "Customer Due Diligence for Financial Institutions Rule" (the "CDD Rule"). The CDD Rule adds a new requirement for our bank subsidiary to identify and verify the identity of natural persons ("beneficial owners") of legal entity customers who own, control and profit from companies when those companies open accounts. The CDD Rule requires covered financial institutions to establish and maintain written policies and procedures that are reasonably designed to (1) identify and verify the identity of customers; (2) identify and verify the identity of the beneficial owners of companies opening accounts; (3) understand the nature and purpose of customer relationships to develop customer risk profiles; and (4) conduct ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information. With respect to the new requirement to obtain beneficial ownership information, financial institutions will have to identify and verify the identity of any individuals who own 25 percent or more of a legal entity, and an individual who controls the legal entity.

Incentive Compensation. The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements.

In June 2010, the Federal Reserve and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (1) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (2) be compatible with effective internal controls and risk management and (3) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

In May 2016, the Federal Reserve, other federal banking agencies and the SEC jointly published a revised version of proposed rulemaking initially issued in April 2011 designed to implement the provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that encourage inappropriate risk taking at a covered institution, which includes a bank or bank holding company with $1 billion or more of assets, such as the Company and our bank subsidiary. The proposed joint compensation regulations would require compensation practices consistent with the three principles discussed above. In May 2024, several of the initial publishing agencies repurposed the joint rule in a new proposal restating the entirety of the 2016 predecessor and requesting comment on several alternative provisions that could be included in a final rule. These alternatives include reducing compliance time, subjecting credit unions to the requirements, amending definitions, and reducing limits on options-based compensation, among other items. On March 3, 2025, the FDIC Board of Directors withdrew its authority to publish the May 2024 incentive compensation proposed rule, stating that the FDIC no longer intends to issue a final rule with respect to this proposal. The FDIC stated that if it pursues regulatory action on incentive compensation in the future, it will do so by publishing a new proposed rule. In the absence of a final Section 956 rule, the Company and its bank subsidiary remain subject to the Interagency Guidance on Sound Incentive Compensation Policies issued in June 2010, which provides principles-based guidance on incentive compensation practices. The Company believes its current compensation practices are consistent with this guidance. Unless and until a final Section 956 rule is adopted, we cannot fully determine whether compliance with such a rule would adversely affect the Company's or its bank subsidiary's ability to hire, retain, and motivate key employees.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NYSE, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The corresponding NYSE listing rule was approved by the SEC in June 2023 and required listed companies to adopt a compliant clawback policy by December 1, 2023. Our board of directors adopted such a policy on October 20, 2023.

The Federal Reserve Board reviews, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of this supervisory initiative will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Customer Information Security. The federal banking agencies have adopted guidelines for safeguarding confidential, personal, nonpublic customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Our bank subsidiary has adopted a customer information security program to comply with these requirements.

Cybersecurity. Our bank subsidiary is subject to cybersecurity regulations jointly adopted by the Federal Reserve Board, FDIC, and OCC. These rules require a banking organization to notify its primary federal regulator no later than 36 hours after the organization determines that a cyber event rising to the level of a "notification incident" has occurred. Incidents requiring notification are defined as having materially affected (or being reasonably likely to materially affect) the viability of the bank's operations, its ability to deliver banking products and services, or the stability of the financial sector

Arkansas Law. Our bank subsidiary is subject to regulation and examination by the Arkansas State Bank Department. Under the Arkansas Banking Code of 1997, approval of the Bank Commissioner is required for the acquisition of more than 25% of any class of the outstanding capital stock of any bank. The Bank Commissioner's approval is also required in order for us to make bank acquisitions, amend our articles of incorporation, repurchase shares of our capital stock (other than payments to dissenting shareholders in a transaction), issue preferred stock or debt, increase, reduce or retire any part of our capital stock, retire debt instruments, or conduct certain types of activities that are incidental or closely related to banking. The Bank Commissioner has the authority, with the consent of the Governor of the State of Arkansas, to declare a state of emergency and temporarily modify or suspend banking laws and regulations in communities where such a state of emergency exists. The Bank Commissioner may also authorize a bank to close its offices and any day when such bank offices are closed will be treated as a legal holiday, and any director, officer or employee of such bank shall not incur any liability related to such emergency closing. No such state of emergency has been declared to exist by the Bank Commissioner to date.

Proposed Legislation and Regulatory Action

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment for us and our bank subsidiary in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Additionally, we cannot predict the impact of potential judicial interpretations of regulations or the outcome of the upcoming election cycle on banking statutes and regulations.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. In addition, we maintain a website at http://www.homebancshares.com. We make available on our website copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such documents as soon as practicable after we electronically file such materials with or furnish such documents to the SEC.

Item 1A. RISK FACTORS

Our business exposes us to certain risks. Risks and uncertainties that management is not aware of or focused on may also adversely affect our business and operation. The following is a discussion of the most significant risks and uncertainties that may affect our business, financial condition and future results.

Risks Related to Our Industry

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, and changes in the laws and regulations to which we are subject could adversely affect our profitability.

We and our bank subsidiary are subject to extensive federal and state regulation and supervision. As a registered bank holding company, we are primarily regulated by the Federal Reserve Board. Our bank subsidiary is also primarily regulated by the Federal Reserve Board and the Arkansas State Bank Department.

Banking industry regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. Complying with such regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions.

Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. While the federal regulatory agencies under the Trump Administration and current Congressional leadership are expected to exhibit a more common sense regulatory posture and pursue initiatives to reduce regulatory burdens on community and regional financial institutions, we cannot assure that future legislation or regulation will not significantly increase our compliance or operating costs or otherwise have a significant impact on our business. New federal or state laws, regulations and policies may continue to be enacted and implemented that could affect lending and funding practices and liquidity standards. Additionally, financial institution regulatory agencies may continue to aggressively scrutinize and address any concerns and trends identified in examinations, including through the issuance of formal enforcement actions. Negative developments in the financial services industry or other new legislation or regulations could adversely impact our operations and our financial performance by subjecting us to additional costs, restricting our business operations, including our ability to originate or sell loans, and/or increasing the ability of non-banks to offer competing financial services.

As regulation of the banking industry continues to evolve, the costs of compliance may continue to increase and, in turn, adversely affect our ability to operate profitably. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans. Further, any changes to or repeal of existing laws, regulations or policies relating to our business, as well as changes in interpretation, implementation or enforcement of such laws, regulations or policies, could affect us in substantial and unpredictable ways. Among other impacts, the repeal or revision of laws and regulations could necessitate that we implement new processes and procedures, which could divert management time and attention from initiatives designed to grow the Company or enhance our profitability. If any such developments negatively impact our ability to implement our business strategies, it may have a material adverse effect on our results of operations and future prospects.

We are subject to heightened regulatory requirements as our total assets exceed $10 billion.

Because our total assets exceed $10 billion, we and our bank subsidiary are subject to increased regulatory requirements. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets. In addition, banks with $10 billion or more in total assets, at present, are primarily examined by the CFPB with respect to various federal consumer financial protection laws and regulations. Previously, our bank subsidiary had been subject to regulations adopted by the CFPB, but the Federal Reserve was primarily responsible for examining our bank subsidiary's compliance with consumer protection laws and those CFPB regulations. As a relatively new agency with evolving regulations and practices, the CFPB's examination and regulatory authority, including its continued existence as a supervisory agency, has been and continues to be the subject of policy debates and uncertainty among lawmakers and differing presidential administrations, and thus we cannot ascertain the impact, if any, that future changes to or discontinuation of the CFPB may have on our business.

Banks with assets in excess of $10 billion are subject to a deposit assessment based on a scorecard issued by the FDIC that considers, among other things, the bank's CAMELS rating, results of asset-related stress testing and funding-related stress, as well as our use of core deposits, among other things. Depending on the results of the bank's performance under that scorecard, the total base assessment rate is between 2.5 to 42 basis points. Any increase in our bank subsidiary's deposit insurance assessments may result in an increased expense related to our use of deposits as a funding source. Additionally, banks with over $10 billion in total assets are no longer exempt from the requirements of the Federal Reserve's rules on interchange transaction fees for debit cards. Our bank subsidiary is limited to receiving only a "reasonable" interchange transaction fee for any debit card transactions processed using debit cards issued by our bank subsidiary to our customers. The Federal Reserve has determined that it is unreasonable for a bank with more than $10 billion in total assets to receive more than $0.21 plus 5 basis points of the transaction plus a $0.01 fraud adjustment for an interchange transaction fee for debit card transactions. This limit in the amount of interchange fees we receive for electronic debit interchange has the effect of reducing our revenues.

Prior to becoming subject to the heightened regulatory requirements, we hired additional compliance personnel and implemented structural initiatives to address these requirements. While some of these requirements, such as annual stress testing, were eliminated by subsequently enacted reforms, our continued compliance with the remaining requirements and compliance with any additional requirements that may be imposed in the future may necessitate that we hire additional compliance or other personnel, design and implement additional internal controls, or incur other significant expenses, any of which could have a material adverse effect on our business, financial condition or results of operations. Our regulators may also consider our compliance with these regulatory requirements when examining our operations generally or considering any request for regulatory approval we may make, even requests for approvals on unrelated matters.

Difficult market and economic conditions may adversely affect our industry and our business.

Economic downturns historically have had a significant adverse impact on the banking industry, and particularly community banks. Declines in the housing market, with falling home prices and increased delinquencies and foreclosures, can negatively impact the credit performance of mortgage and construction loans and result in significant write-downs of assets by financial institutions. Any reduced availability of commercial credit or periods of sustained higher unemployment can further negatively impact the credit performance of commercial and consumer credit, resulting in additional write-downs. Any such market conditions could cause commercial and consumer deficiencies, low customer confidence, market volatility and generally sluggish business activity in our industry.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market areas. Local economic conditions have a significant impact on our residential real estate, commercial real estate, construction, commercial and industrial and consumer lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Certain economic indicators, such as real estate asset values, rents and unemployment, may vary between geographic markets and may lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly than other economic sectors. Additionally, our success significantly depends upon the growth in population, income levels, deposits and housing starts in our markets. If the communities in which we operate do not grow or if prevailing economic conditions deteriorate locally or nationally, our business may be adversely affected. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. The adverse effects of any future economic downturn on us, our customers and the other financial institutions in our market may result in increased foreclosures, delinquencies and customer bankruptcies as well as more restricted access to funds. Any such negative events may have an adverse effect on our business, financial condition, results of operations and stock price.

Our FDIC insurance premiums and assessments could increase and result in higher noninterest expense.

Our bank subsidiary's deposits are insured by the FDIC up to legal limits, and accordingly, we are subject to FDIC deposit insurance assessments. As our bank subsidiary exceeds $10 billion in assets, we are subject to higher FDIC assessments. Our bank subsidiary's regular assessments are calculated under the large bank pricing rule using its average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels.

We are generally unable to control the amount and timetable for payment of premiums that we are required to pay for FDIC insurance. There is no guarantee that our assessment rate will not increase in the future. Additionally, if there is an increase in bank or financial institution failures or there is a future need to strengthen the DIF reserve ratio, the FDIC may further revise the assessment rates or the risk-based assessment system. Such changes may require us to pay higher FDIC premiums than our current levels, or the FDIC may charge additional special assessments, either of which would increase our noninterest expense.

Our profitability is vulnerable to interest rate fluctuations and monetary policy and could be adversely affected by any future actions taken by the Federal Reserve Board to address inflation or other economic developments.

Our results of operations are affected by the monetary policies of the Federal Reserve Board. Most of our assets and liabilities are monetary in nature, and thus subject us to significant risks from changes in interest rates. Consequently, our results of operations can be significantly affected by changes in interest rates and our ability to manage interest rate risk. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income or a decrease in interest rate spread. In addition to affecting our profitability, changes in interest rates can impact the valuation of our assets and liabilities. Changes in interest rates can also affect our business and profitability in numerous other ways. For example, increases in interest rates can have a negative impact on our results of operations by reducing loan demand and the ability of borrowers to repay their current obligations, while decreases in interest rates may affect loan prepayments.

In response to inflation and its effects on U.S. business and consumers, the Federal Reserve Board implemented a series of eleven interest rate increases beginning in March 2022. However, in response to recent slowing inflation, beginning in September 2024, the Federal Reserve Board reduced interest rates six times through December 2025. Future economic developments and the Federal Reserve Board's policies in response, however, cannot be predicted with certainty. At this time, it is unknown how future action by the Federal Reserve Board involving monetary policies will affect our business and the banking industry. There can be no assurance that any future actions by the Federal Reserve Board involving monetary policies will not cause any of the adverse effects described above on our deposit levels, loan demand or business and earnings.

The failure of other financial institutions could adversely affect us, and we may incur losses on investments in other financial institutions.

The financial system is highly interrelated, including as a result of lending, trading, clearing, counterparty, and other relationships. We have exposure to and routinely execute transactions with a wide variety of financial institutions, including brokers, dealers, commercial banks, investment banks and other substantial participants. In addition, we currently hold and may in the future acquire additional investments in the debt or equity securities of other financial institutions. Some of the institutions or other participants with whom we transact business or in which we hold investments may experience instability due to financial challenges in the banking industry or may be perceived to be unstable. If any of these institutions or participants were to fail in meeting its obligations in full and on time, or were to enter bankruptcy, conservatorship, or receivership, the consequences could ripple throughout the financial system and may adversely affect our business, results of operations, financial condition, or prospects. Our investments in any such institutions could decline in value or become valueless, which could result in us incurring losses in our investment portfolio that may have a materially adverse effect our operating results. Further, our stock price may be negatively impacted by failures of other financial institutions and their effects on consumer and investor confidence, and we may experience increased deposit insurance premiums, increased regulatory scrutiny and other adverse effects on our business, profitability or financial condition as a result of these failures.

The impacts of public health crises, including national or international pandemics, could materially and adversely affect our business, financial condition and results of operations.

Our operations and those of our customers and third-party service providers may be adversely affected by the widespread outbreak of contagious disease and other public health emergencies. Such events can disrupt U.S. and global supply chains and alter business and economic conditions; lower equity market valuations; create significant volatility and disruption in financial markets; influence interest-rate and yields on U.S. Treasury securities; result in ratings downgrades, credit deterioration, and defaults in many industries; increase demands on capital and liquidity; elevate unemployment levels; and weaken consumer confidence. Public health crises may also result in credit losses in our loan portfolios and require increases in our allowance for credit losses.

The extent to which any future outbreaks of contagious disease or other public health emergencies may impact general economic and business conditions is highly uncertain and unpredictable. As part of these uncertainties, we could be subject to a number of risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, results of operations, and ability to execute our growth strategy. These risks include, but are not limited to, increased loan losses or other impairments in our loan portfolios and increases in our allowance for loan losses; further volatility in the valuation of real estate and other collateral supporting loans; impairment of our goodwill and our financial assets; increased cost of capital; inability to satisfy our minimum regulatory capital ratios and other supervisory requirements; or a downgrade in our credit ratings. We could also face an increased risk of governmental and regulatory scrutiny as a result of the effects of a public health crises on market and economic conditions and actions governmental authorities take in response to those conditions. Any such occurrence could have a significant adverse impact on our business, financial condition, liquidity or results of operations.

Risks Related to Our Business

Our decisions regarding credit risk could be inaccurate and our allowance for credit losses may be inadequate, which would materially and adversely affect us.

Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our secured loans. We endeavor to maintain an allowance for credit losses that we consider adequate to absorb future losses that may occur in our loan portfolio. As of December 31, 2025, our allowance for credit losses was approximately $297.6 million, or 1.90% of our total loans. In determining the size of the allowance, we analyze our loan portfolio based on our historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If our assumptions are incorrect, our current allowance may be insufficient to absorb future loan losses, and we may determine that increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in our loan portfolio. When there is an economic downturn, it is more difficult for us to estimate the losses that we will experience in our loan portfolio. In addition, federal and state regulators periodically review our allowance for credit losses and may require us to increase our allowance for credit losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for credit losses or loan charge-offs could have a negative effect on our operating results.

Our high concentration of real estate loans and especially commercial real estate loans exposes us to increased lending risk.

As of December 31, 2025, approximately 74.1% of our total loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. This includes commercial real estate loans (excluding construction/land development) of $5.62 billion, or 35.8% of total loans, construction/land development loans of $2.73 billion, or 17.4% of total loans, and residential real estate loans of $3.28 billion, or 20.9% of total loans. This high concentration of real estate loans could subject us to increased credit risk in the event of a decrease in real estate values in our markets, a real estate recession or a natural disaster. Also, in any such event, our ability to recover on defaulted loans by foreclosing and selling real estate collateral would be diminished, and we would be more likely to suffer losses on defaulted loans.

In addition to the risks associated with the high concentration of real estate-secured loans, the commercial real estate and construction/land development loans, which comprised 53.2% of our total loan portfolio as of December 31, 2025, expose us to a greater risk of loss than our residential real estate loans, which comprised 20.9% of our total loan portfolio as of December 31, 2025. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan, or in the most extreme cases, we may have to foreclose.

If a decline in economic conditions or other issues cause difficulties for our borrowers of these types of loans, if we fail to evaluate the credit of these loans accurately when we underwrite them or if we do not continue to adequately monitor the performance of these loans, our lending portfolio could experience delinquencies, defaults and credit losses that could have a material adverse effect on our business, financial condition or results of operations.

Our geographic concentration of banking activities and loan portfolio makes us more vulnerable to adverse conditions in our local markets.

Our bank subsidiary operates through branch locations in Arkansas, Florida, Texas, Alabama and New York City and loan production offices in Los Angeles, California, Dallas, Texas, Miami, Florida, Chesapeake, Virginia and Baltimore, Maryland. However, approximately 79.3% of our total loans and 83.6% of our real estate loans as of December 31, 2025, are to borrowers whose collateral is located in Arkansas, Florida, Texas, Alabama and New York, the states in which the Company has its branch locations. An adverse development with respect to the market conditions of any of these specific market areas or a decrease in real estate values in those market areas could expose us to a greater risk of loss than a portfolio that is spread among a larger geographic base.

If the value of real estate were to deteriorate, a significant portion of our loans could become under-collateralized, which could have a material adverse effect on us.

As of December 31, 2025, approximately 74.1% of our total loans were secured by real estate. In prior years, difficult local economic conditions have adversely affected the values of our real estate collateral, and they could do so again if the economic conditions markets were to deteriorate in the future. The real estate collateral in each case provides an alternate source of repayment on our loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Because we have a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect us.

We have a concentration of exposure to a number of individual borrowers. Under applicable law, our bank subsidiary is generally permitted to make loans to one borrowing relationship up to 20% of its Tier 1 capital plus the allowance for credit losses. As of December 31, 2025, the legal lending limit of our bank subsidiary for secured loans was approximately $606.1 million. Our board of directors has established an in-house lending limit of $40.0 million to any one borrowing relationship without obtaining the approval of the Chairman, John W. Allison, and our Vice Chairman, Jack E. Engelkes. As of December 31, 2025, we had a total of $8.1 billion, or 51.6% of our total loans, committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $40.0 million.

Our cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits, and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. Our costs of funds and our profitability and liquidity are likely to be adversely affected if and to the extent we must rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

The loss of key employees may materially and adversely affect us.

Our success depends significantly on our Chairman and Chief Executive Officer, John W. Allison, and our executive officers, especially Brian S. Davis, J. Stephen Tipton, Kevin D. Hester and Donna J. Townsell, as well as other key Centennial Bank personnel. Centennial Bank, in particular, relies heavily on its management team's relationships in its local communities to generate business. The loss of services from a member of our current management team may materially and adversely affect our business, financial condition, results of operations and future prospects.

The value of securities in our investment portfolio may decline in the future.

As of December 31, 2025, we owned $2.87 billion of available-for-sale investment securities. The fair value of our available-for-sale investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio. We evaluate all securities quarterly to determine if any securities in a loss position requires a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. The Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Because of changing economic and market conditions affecting issuers, we may be required to record provisions for credit losses in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

As of December 31, 2025, we owned $1.26 billion of held-to-maturity investment securities. Securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed. Because of changing economic and market conditions affecting issuers, we may be required to record provisions for credit losses in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

Our recent results do not indicate our future results and may not provide guidance to assess the risk of an investment in our common stock.

We are unlikely to sustain our historical rate of growth and may not even be able to expand our business at all. Further, our growth in prior years may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

We may not be able to raise the additional capital we need to grow and, as a result, our ability to expand our operations could be materially impaired.

Federal and state regulatory authorities require us and our bank subsidiary to maintain adequate levels of capital to support our operations. While we believe that our existing capital (which well exceeds the federal and state capital requirements) will be sufficient to support our current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earnings levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead us to seek additional capital.

Our ability to raise additional capital, if needed, will depend on our financial performance and on conditions in the capital markets at that time, which are outside our control. If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations could be materially impaired, our business, financial condition, results of operations and prospects may be adversely affected, and our stock price may decline.

Our growth and expansion strategy may not be successful, and our market value and profitability may suffer.

Growth through the acquisition of banks or specific bank assets or liabilities, including FDIC-assisted transactions, represents an important component of our business strategy. Bank acquisitions are subject to regulatory approval, and we cannot assure that we will be able to obtain approval for a proposed acquisition in a timely manner or at all. Any future acquisitions we might make will also be accompanied by other risks commonly encountered in acquisitions. These risks include, among other things:

- credit risk associated with the acquired bank's loans and investments;

- the use of inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

- the potential exposure to unknown or contingent liabilities related to the acquisition;

- the time and expense required to integrate an acquisition;

- the effectiveness of integrating operations, personnel and customers;

- risks of impairment to goodwill or other than temporary impairment; and

- potential disruption of our ongoing business.

We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

We may continue to have opportunities from time to time to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for integration of an acquired institution, we may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions or their assets or liabilities, as opportunities arise, we may also grow through de novo branching. De novo branching, and any acquisition carry with them numerous risks, including the following:

- the inability to obtain all required regulatory approvals;

- the significant upfront costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

- the inability to secure the services of qualified senior management;

- the local market receptivity for branches established or banks acquired outside of those markets in which we currently maintain a material presence;

- the local economic conditions within the market to be served by the de novo branch or new bank;

- the inability to obtain attractive locations within a new market at a reasonable cost; and

- the additional strain on management resources and internal systems and controls.

We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.

If we acquire additional banks or bank assets in the future, there may be undiscovered risks or losses associated with such acquisitions which would have a negative impact upon our future income.

Our growth strategy includes strategic acquisitions of banks or bank assets. We have acquired 23 banks since we started our first subsidiary bank in 1999, including a total of 18 banks since 2010. We currently anticipate completing our proposed acquisition of Mountain Commerce Bancorp, Inc., headquartered in Knoxville, Tennessee, during the second quarter of 2026. We will continue to consider future strategic acquisitions, with a primary focus on Tennessee, Texas, Arkansas, Florida, Alabama and other nearby markets. In most cases, our acquisition of a bank includes the acquisition of all or a substantial portion of the target bank's assets and liabilities, including all or a substantial portion of its loan portfolio, although we have in the past acquired and may in the future acquire specific lending divisions or loan portfolios. There may be instances when we, under our normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below our standards, or our determination of the fair value of any such loan may be inadequate. One or more of these factors might cause us to have additional losses or liabilities, additional loan charge-offs, or increases in our allowance for credit losses, which would have a negative impact upon our financial condition and results of operations.

If the goodwill that we may record or have recorded in connection with a business acquisition becomes impaired, it could require charges to earnings.

When we acquire a business, a portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At December 31, 2025, our goodwill and other identifiable intangible assets were $1.43 billion. Under current accounting standards, if we determine goodwill or intangible assets are impaired because, for example, the acquired business does not meet projected revenue targets or certain key employees leave, we are required to write down the carrying value of these assets. We conduct a review at least annually to determine whether goodwill is impaired. Our annual goodwill impairment evaluation performed during the fourth quarter of 2025 indicated no impairment of goodwill for our reporting segments. We cannot provide assurance, however, that we will not be required to take an impairment charge in the future. Any impairment charge would have an adverse effect on our shareholders' equity and financial results and could cause a decline in our stock price.

Competition from other financial institutions and financial service providers may adversely affect our profitability.

We face substantial competition in all phases of our operations from a variety of different competitors. We experience strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near our market areas. We compete with these institutions both in attracting deposits and in making loans.

Many of our competitors are much larger national and regional financial institutions. We may face a competitive disadvantage against them as a result of our smaller size and resources and our lack of geographic diversification. Due to their size, larger competitors can achieve economies of scale and may offer a broader range of products and services or more attractive pricing than us. If we are unable to offer competitive products and services, our business may be negatively affected. Many of our competitors are not subject to the same degree of regulation that we are as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to ours. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

We also compete against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that we target and to use a relationship-based approach similar to ours. In addition, our competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. The banking business in our primary market areas is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and financial results.

We continually encounter technological change, and we may not be able to keep pace with rapid technological change in the financial services industry.

The financial services industry continues to undergo rapid technological changes, including the development and use of artificial intelligence ("AI"). Frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of digital wallets or digital currencies, are continually occurring. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. New and evolving AI use, including generative AI, may make us susceptible to uncertain risks and may require additional investment to develop responsible use frameworks. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients, which may adversely affect our results of operations and future prospects.

A failure in or breach of our operational or security systems, or those of our third-party service providers, including as a result of cyber-attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

As a financial institution, our operations rely heavily on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems are increasingly threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. Our information systems have from time to time experienced such interruptions and breaches despite our best efforts to prevent them. We cannot assure you that any future failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed, or that any such events that have occurred or may occur in the future will not result in material harm to our business, operations, reputation or profitability. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

We may incur losses as a result of unforeseen or catastrophic events, including extreme weather events or other natural disasters.

Our markets in Alabama and Florida, like other coastal areas, are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage that may be caused by future unforeseen catastrophic events, including hurricanes, other extreme weather events and natural disasters, will affect our operations or the economies in our market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties or other collateral securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of such events.

We may incur environmental liabilities with respect to properties to which we take title.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. In addition, we acquire branches and real estate in connection with our acquisitions of banks. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If we were to become subject to significant environmental liabilities, it could have a material adverse effect on our results of operations and financial condition.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations.

We depend to a significant extent on relationships with third party service providers. Specifically, we utilize third-party core banking services and receive credit card and debit card services, branch capture services, Internet banking services and services complementary to our banking products from various third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, credit card and debit card services, in a timely manner if they were unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third-party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

Our earnings could be adversely impacted by incidences of fraud and compliance failure.

Financial institutions are inherently exposed to fraud risk. A fraud can be perpetrated by a customer of our bank subsidiary, an employee, a vendor, or members of the general public. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, and checking transactions. Our largest fraud risk, associated with the origination of loans, includes the intentional misstatement of information in property appraisals or other underwriting documentation provided to us by third parties. Compliance risk is the risk that loans are not originated in compliance with applicable laws and regulations and our standards. There can be no assurance that we can prevent or detect acts of fraud or violation of law or our compliance standards by the third parties that we deal with. Repeated incidences of fraud or compliance failures would adversely impact the performance of our loan portfolio.

Risks Related to the Proposed Acquisition of Mountain Commerce Bancorp, Inc.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger of MCBI with and into us will depend, in part, on our ability to successfully combine our and MCBI's organizations. If we are not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer than expected to be realized.

We and MCBI have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of MCBI or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of MCBI could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with MCBI or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of us and MCBI during the pre-merger period and for an undetermined time after the completion of the merger.

The completion of the merger is subject to the consent and approval of various governmental authorities, which may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, we and MCBI must obtain approval of the merger from the Federal Reserve Board, Arkansas State Bank Department, FDIC, and Tennessee Department of Financial Institutions. These governmental authorities may impose conditions on its granting of such approval. Although we and MCBI do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. In addition, if there is an adverse development in either company's regulatory standing, we may be required to withdraw our application for approval of the proposed merger and, if possible, resubmit it after the applicable supervisory concerns have been resolved. Finally, we and MCBI have each agreed to use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger. Such actions may entail costs and may adversely affect us, MCBI, or the combined company following the merger.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although we and MCBI have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. In addition, many of these expenses will be incurred regardless of whether the merger is completed. As a result of these expenses, both we and MCBI expect to take charges against our respective earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Risks Related to Owning Our Stock

The rights of our common shareholders are subordinate to the holders of any debt securities that we may issue from time to time and may be subordinate to the holders of any series of preferred stock that may issue in the future.

We currently have outstanding $300.0 million of 3.125% fixed-to-floating rate subordinated notes, which mature in 2032 and carry a fixed rate for the first five years. Thereafter, the notes bear interest at 3-month Secured Overnight Funding Rate (SOFR) plus 182 basis points, resetting quarterly. Because these subordinated notes are senior to our shares of common stock, in the event of our bankruptcy, dissolution or liquidation, the holders of any such subordinated notes then outstanding must be satisfied before any distributions can be made to the holders of our common stock.

Our board of directors has the authority to issue in the aggregate up to 5,500,000 shares of preferred stock, and to incur senior or subordinated indebtedness, generally without shareholder approval. Our preferred stock could be issued with voting, liquidation, dividend and other rights that may be superior to the rights of our common stock. In addition, like our outstanding subordinated debentures, any future indebtedness that we incur would be expected to be senior to our common stock with respect to payment upon liquidation, dissolution or winding up. Accordingly, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

We may be unable to, or choose not to, pay dividends on our common stock.

Although we have paid a quarterly dividend on our common stock since 2003 and expect to continue this practice, we cannot assure you of our ability to continue. Our ability to pay dividends depends on the following factors, among others:

- We may not have sufficient earnings since our primary source of income, the payment of dividends to us by our bank subsidiary, is subject to federal and state laws that limit the ability of that bank to pay dividends.

- Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition.

- Before dividends may be paid on our common stock in any year, payments must be made on our subordinated debentures.

- Our board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is a better strategy.

If we fail to pay dividends, capital appreciation, if any, of our common stock may be the sole opportunity for gains on an investment in our common stock. In addition, in the event our bank subsidiary becomes unable, due to regulatory restrictions, capital planning needs or otherwise, to pay dividends to us, we may not be able to service our debt, pay our other obligations or pay dividends on our common stock. Accordingly, our inability to receive dividends from our bank subsidiary could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

There are currently no unresolved Commission staff comments received by the Company more than 180 days prior to the end of the fiscal year covered by this annual report.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity is critical to supporting our business and protecting our customers in an increasingly complex environment. We face a variety of cybersecurity threats including attacks that are common to most industries, such as ransomware and denial-of-service, as well as attacks from advanced and highly organized adversaries targeting financial services companies. Our information systems have from time to time experienced such attacks despite our best efforts to prevent them. Our customers, suppliers, and other third parties also face similar cybersecurity threats, and a cybersecurity incident impacting any party could have a material impact on our operations, performance, or operating results. None of these threats or incidents have to date materially affected our business strategy, results of operations, or financial condition. However, we cannot assure that any future security breaches will not occur or that any such events that have occurred or may occur in the future will not result in material harm to our business, operations, reputation or profitability. These threats and related risks highlight the importance of allocating resources to protect the Company and our customers.

The Company maintains a formal Information Security Program that includes risk assessments regularly conducted by internal resources as well as third-party experts. These assessments are used to evaluate potential security threats that may have a negative impact on the organization, detect potential vulnerabilities and mitigate any identified security risks. Our program leverages industry standards and frameworks and is designed to protect the confidentiality, integrity, and availability of our information assets and systems.

The Information Security Program is led by the Chief Information Security Officer ("CISO"), who reports to the Chief Risk Officer. The Chief Risk Officer has oversight of the Company's risk management framework, which includes the Information Security Program. The CISO provides program oversight and direction, including adjustments in response to changes in technology, threats, business processes, and regulatory or statutory requirements. The CISO works collaboratively with information technology staff, operational management, and functional stakeholders to implement a program designed to protect our information systems from cybersecurity threats and promptly respond to potential cybersecurity incidents. The CISO has over 25 years of experience in the fields of information technology and cybersecurity, most at a Fortune 500 global technology company, and maintains multiple professional cybersecurity certifications.

Our Information Security Program consists of several elements including:

- *Incident Monitoring and Response*. We have 24x7 security cybersecurity monitoring, which utilizes both third-party cybersecurity experts and leading tools to monitor activity in our information systems. We also maintain an incident response plan and playbooks that define our response to a cybersecurity incident, including a cross-functional incident response process that includes key stakeholders such as senior leaders and legal, and leverages our technological resources and third-party service providers. Through ongoing communication with these teams, the CISO monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents in real time, and reports such incidents to leadership when appropriate pursuant to internal guidelines governing the reporting of such events.

- *Threat and Vulnerability Management*. We maintain a threat and vulnerability management program that leverages multiple data sources to proactively identify, assess, and mitigate changing cybersecurity risks. This program incorporates vulnerability scanning and threat intelligence capabilities, which are in place to help safeguard information assets. We also share and receive threat intelligence with government agencies, the Financial Services Information Sharing and Analysis Center ("FS-ISAC") and cybersecurity vendors and leaders in the cybersecurity industry.

- *Infrastructure and Data Protection*. We have technical and organizational safeguards that are designed to protect our networks, systems, and data from cybersecurity threats, including: firewalls, intrusion prevention and detection systems, network and endpoint anti-malware protections, and access controls such as privileged access management. Our information security and information technology teams collaborate regularly to assess the security of current and future infrastructure changes.

- *Third-Party Risk Management*. We run a third-party risk management program designed to identify and manage risks, including cybersecurity risks, involving our third-party providers. This includes performing due diligence and assessment of each provider's cybersecurity posture as well as periodic re-assessments.

- *Security Training and Awareness*. We provide ongoing education and training to employees regarding cybersecurity threats and the role they play in helping prevent and detect these threats. This includes regular phishing simulations, with training provided for any failures, as well as periodic communications via the internal company portal concerning threats, best practices, and technology changes to improve security. We also work with the Company marketing department to periodically publish articles on our website to raise security awareness with our customers.

While we maintain teams that specialize in cybersecurity and information technology, we also leverage third-party experts to provide objective feedback on our program and posture. These are accomplished via penetration tests, security posture assessments, and technology consulting. These independent evaluations help validate existing controls, identify potential focus areas, and aid in securely deploying technology in an increasingly complex environment.

Our cybersecurity program is evaluated regularly by both the internal audit function as well as third-party audit firms. These audits help ensure our program is appropriate to address the changing threat landscape and aligns to industry standards such as the National Institute of Standards and Technology Cybersecurity Framework, Conference of State Bank Supervisors Ransomware Self-Assessment Tool, the Gramm-Leach-Bliley Act and the Sarbanes-Oxley Act. Controls are reviewed for adequacy and design at least annually, and both internal and third-party audits aid in identifying areas for continued focus, providing assurance that controls are appropriately designed and operating effectively. Additionally, we meet regularly with examiners from the Federal Reserve and the Arkansas State Bank Department to review our cybersecurity program and discuss the changing threat landscape.

Our cybersecurity personnel maintain current knowledge through training, obtaining professional certifications, and participation in industry groups such as FS-ISAC, American Bankers Association and Mid-Sized Banking Coalition of America. Company cybersecurity personnel expand and test their knowledge of cyber threats and countermeasures through additional on-the-job training and periodic simulated exercises to practice their response to real-life threats. We maintain a training budget and personnel are encouraged to obtain formal training and industry-approved certifications as appropriate for their roles and responsibilities. Some of the certifications held by our information security personnel include CERT Insider Threat Program Manager, GIAC Information Security Professional, GIAC Security Leadership, GIAC Continuous Monitoring, GIAC Certified Forensic Analyst, CompTIA Security+ and ISC[2] Certified Information Systems Security Professional.

Board Oversight and Governance

Our Board of Directors (the "Board"), in conjunction with management, is responsible for assessing which risks are warranted and acceptable, based on management's ability to:

- identify and understand such risks;

- measure the degree of exposure to such risks;

- monitor the changing nature of the risk and related exposure; and

- develop and implement processes and procedures to control such risks.

The Board and management define risk tolerances in the policies of the Company. The Board maintains oversight of risks from cybersecurity related threats primarily through the Executive Risk Committee, as well as directors that serve on the bank's Audit and Risk Committee. Additionally, the Audit and Risk Committee review internal audit reports related to cybersecurity topics. The CISO reports to the Executive Risk Committee. The Company's Information Technology/Security Committee and the CISO provide periodic reports to directors that permit them to understand the cybersecurity risk landscape, assess the Company's strategies and resources for addressing cybersecurity threats, measure management's compliance with the defined risk limits and gauge the changing nature of risk inherent in the Company's chosen lines of business and operations and as a result of changing factors within the Company, such as management and personnel changes, and technology changes. This includes an annual program update to the Executive Risk Committee and the Board. All Board members undergo annual cybersecurity training by third-party cybersecurity experts on cybersecurity threats, industry trends, and other topics relevant to financial institutions. This training and their overall knowledge of the financial industry provides a solid foundation for understanding cyber risk and their oversight responsibility.

Executive Risk Committee. The Executive Risk Committee ("ERC") is responsible for oversight of our bank subsidiary's enterprise risk management framework and overall risk management practices and includes members of our Board, the board of directors of our bank subsidiary, and both executive and senior level management of the bank. The ERC oversees the policy review and approval program based upon the risk appetite of the Board, assists in the development and monitoring of risk identification and escalation processes, ensures that ongoing monitoring is in place to identify risks that could affect the achievement of the Company's key strategic goals and objectives, and ensures that the Board has the proper information to adequately assess the risks facing the Company. Cybersecurity reports and issues are presented at least quarterly to the ERC.

Information Technology/Security Committee. The Information Technology/Security Committee ("ITSC") is a management level committee that serves at the direction of the Board and provides oversight of the Company's information technology and information security programs. The members of the ITSC have extensive experience in banking, information technology, and cybersecurity, and include management, business leaders, CTO, and CISO. The ITSC meets monthly to review information security and information technology reports and issues. It reports meeting minutes to the Board and ensures the Board has the proper information to adequately assess the risks facing the Company by maintaining oversight of:

- effective strategic information technology and information security planning and performance;

- major projects, priorities, and overall performance;

- the adequacy and allocation of resources; and

- the risks involved with the information technology and information security functions.

Item 2. PROPERTIES

The Company's main office is located in a Company-owned 33,000 square foot building located at 719 Harkrider Street in downtown Conway, Arkansas. As of December 31, 2025, our bank subsidiary owned or leased a total of 75 branches in Arkansas, 78 branches in Florida, 59 branches in Texas, five branches in Alabama and one branch in New York City. The Company also owns or leases other buildings that provide space for operations, mortgage lending and other general purposes. We believe that our banking and other offices are in good condition and are suitable to our needs.

Item 3. LEGAL PROCEEDINGS

While we and our bank subsidiary and other affiliates are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against us or our bank subsidiary or other affiliates that will, individually or in the aggregate, have a material adverse effect on our business or consolidated financial condition.

Item 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "HOMB." As of February 12, 2026, there were approximately 1,411 stockholders of record of the Company's common stock.

Our policy is to declare regular quarterly dividends based upon our earnings, financial position, capital improvements and such other factors deemed relevant by the Board of Directors. We currently expect to continue declaring and paying quarterly cash dividends comparable to our historical quarterly dividend payments. Our dividend policy is subject to change, however, and the payment of dividends is not necessarily dependent upon the availability of earnings and future financial condition. Information regarding regulatory restrictions on our ability to pay dividends is discussed in "Supervision and Regulation – Payment of Dividends."

During the three months ended December 31, 2025, the Company utilized a portion of its stock repurchase program most recently amended and approved by the Board of Directors on January 17, 2025, which renewed the authorization to 20,000,000 shares. The following table sets forth information with respect to purchases made by or on behalf of the Company of shares of the Company's common stock during the periods indicated:

Issuer Purchases of Equity Securities

Period	Number of Shares Purchased	Average Price Paid Per Share Purchased	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(1)
October 1 through October 31, 2025	270,706	$ 27.31	270,706	17,379,294
November 1 through November 30, 2025	200,000	26.86	200,000	17,179,294
December 1 through December 31, 2025	70,000	28.36	70,000	17,109,294
Total	540,706		540,706	

(1) The above described stock repurchase program has no expiration date.

Performance Graph

Below is a graph which summarizes the cumulative return earned by the Company's stockholders since December 31, 2020, compared with the cumulative total return on the Russell 2000 Index and S&P U.S. BMI Banks Index. This presentation assumes that the fair value of the investment in the Company's common stock and each index was $100.00 on December 31, 2020 and that the subsequent dividends were reinvested.



Total Return Performance
Home BancShares, Inc.
Russell 2000 Index
S&P U.S. BMI Banks Index
Index Value
250
200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25

Index	*Period Ending* 12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Home BancShares, Inc.	100.00	127.89	123.11	141.36	162.52	164.02
Russell 2000 Index	100.00	114.82	91.35	106.82	119.14	134.40
S&P U.S. BMI Banks Index	100.00	135.97	112.77	123.02	164.70	211.47

Item 6. SELECTED FINANCIAL DATA.

Summary Consolidated Financial Data

	As of or for the Years Ended December 31,		
	2025	2024	2023
	(Dollars and shares in thousands, except per share data)		
Income statement data:			
Total interest income	$ 1,278,820	$ 1,299,777	$ 1,175,053
Total interest expense	386,460	451,003	348,108
Net interest income	892,360	848,774	826,945
Provision for credit losses	20,905	48,070	12,133
Net interest income after provision for credit losses	871,455	800,704	814,812
Non-interest income	198,509	168,574	169,934
Non-interest expense	458,169	446,936	472,863
Income before income taxes	611,795	522,342	511,883
Income tax expense	136,354	120,101	118,954
Net income	$ 475,441	$ 402,241	$ 392,929
Per share data:			
Basic earnings per common share	$ 2.41	$ 2.01	$ 1.94
Diluted earnings per common share	2.41	2.01	1.94
Book value per common share	21.88	19.92	18.81
Tangible book value per common share (non-GAAP)[1][2]	14.60	12.68	11.63
Dividends – common	0.805	0.75	0.72
Average common shares outstanding	197,448	199,939	202,627
Average diluted shares outstanding	197,651	200,069	202,773
Performance ratios:			
Return on average assets	2.10 %	1.77 %	1.77 %
Return on average assets excluding intangible amortization (non-GAAP)[3]	2.26	1.92	1.93
Return on average common equity	11.61	10.43	10.82
Return on average tangible common equity excluding intangible amortization (non-GAAP)[1][4]	18.10	16.92	18.36
Net interest margin[5]	4.51	4.27	4.25
Efficiency ratio	40.88	42.74	46.21
Efficiency ratio, as adjusted (non-GAAP)[6]	41.29	42.65	45.24
Asset quality:			
Non-performing assets to total assets	0.55	0.63	0.42
Non-performing loans to total loans	0.54	0.67	0.44
Allowance for credit losses to non-performing loans	350.17	278.99	449.66
Allowance for credit losses to total loans	1.90	1.87	2.00
Net charge-offs to average total loans	0.02	0.41	0.09

Summary Consolidated Financial Data – Continued

	As of the Years Ended December 31,	
	2025	**2024**
	(Dollars and shares in thousands, except per share data)	
Balance sheet data (period end):		
Total assets	$ 22,881,879	$ 22,490,748
Investment securities – available-for-sale	2,871,931	3,072,639
Investment securities – held-to-maturity	1,259,262	1,275,204
Loans receivable	15,686,209	14,764,500
Allowance for credit losses	(297,583)	(275,880)
Intangible assets	1,430,546	1,438,580
Non-interest-bearing deposits	3,868,405	4,006,115
Total deposits	17,479,957	17,146,297
Subordinated debentures	279,265	439,246
Stockholders' equity	4,296,871	3,961,025
Capital ratios:		
Common equity to assets	18.78 %	17.61 %
Tangible common equity to tangible assets (non-GAAP)[1][7]	13.36	11.98
Common equity Tier 1 capital	16.30	15.11
Tier 1 leverage ratio[8]	14.09	13.05
Tier 1 risk-based capital ratio	16.30	15.11
Total risk-based capital ratio	19.06	18.74
Dividend payout - common	33.43	37.29

---

(1) Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 31," for the non-GAAP tabular reconciliation.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 32," for the non-GAAP tabular reconciliation.

(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 33," for the non-GAAP tabular reconciliation.

(5) Fully taxable equivalent (assuming an income tax rate of 24.989% for 2023, 24.433% for 2024 and 24.359% for 2025).

(6) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 35," for the non-GAAP tabular reconciliation.

(7) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 34," for the non-GAAP tabular reconciliation.

(8) Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents our consolidated financial condition and results of operations for the years ended December 31, 2025, 2024 and 2023. This discussion should be read together with the "Summary Consolidated Financial Data," our consolidated financial statements and the notes thereto, and other financial data included in this document. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these estimates and in the forward-looking statements as a result of certain factors, including those discussed in the section of this document captioned "Risk Factors," and elsewhere in this document. Unless the context requires otherwise, the terms "Company," "HBI," "us," "we" and "our" refer to Home BancShares, Inc. on a consolidated basis.

General

We are a bank holding company headquartered in Conway, Arkansas, offering a broad array of financial services through our wholly owned bank subsidiary, Centennial Bank ("Centennial" or the "Bank"). As of December 31, 2025, we had, on a consolidated basis, total assets of $22.88 billion, loans receivable, net, of $15.39 billion, total deposits of $17.48 billion, and stockholders' equity of $4.30 billion.

We generate most of our revenue from interest on loans and investments, service charges, and mortgage banking income. Deposits and Federal Home Loan Bank ("FHLB") borrowed funds are our primary source of funding. Our largest expenses are interest on our funding sources, salaries and related employee benefits and occupancy and equipment. We measure our performance by calculating our net interest margin, return on average assets and return on average common equity. We also measure our performance by our efficiency ratio and efficiency ratio, as adjusted (non-GAAP). The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income. The efficiency ratio, as adjusted, is a meaningful non-GAAP measure for management, as it excludes certain items and is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income excluding certain items such as merger expenses, hurricane expenses and/or gains and losses.

Table 1: Key Financial Measures

	As of or for the Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands, except per share data)		
Total assets	$ 22,881,879	$ 22,490,748	$ 22,656,658
Loans receivable	15,686,209	14,764,500	14,424,728
Allowance for credit losses	(297,583)	(275,880)	(288,234)
Total deposits	17,479,957	17,146,297	16,787,711
Total stockholders' equity	4,296,871	3,961,025	3,791,075
Net income	475,441	402,241	392,929
Basic earnings per share	$ 2.41	$ 2.01	$ 1.94
Diluted earnings per share	2.41	2.01	1.94
Book value per share	21.88	19.92	18.81
Tangible book value per share (non-GAAP)[1]	14.60	12.68	11.63
Net interest margin[2]	4.51 %	4.27 %	4.25 %
Efficiency ratio	40.88	42.74	46.21
Efficiency ratio, as adjusted (non-GAAP)[3]	41.29	42.65	45.24
Return on average assets	2.10	1.77	1.77
Return on average common equity	11.61	10.43	10.82

(1)   See Table 31 for the non-GAAP tabular reconciliation.

(2)   Fully taxable equivalent (assuming an income tax rate of 24.989% for 2023, 24.433% for 2024 and 24.359% for 2025).

(3)   See Table 35 for the non-GAAP tabular reconciliation.

2025 Overview

Results of Operations for the Years Ended December 31, 2025 and 2024

Our net income increased $73.2 million, or 18.2%, to $475.4 million for the year ended December 31, 2025, from $402.2 million for the same period in 2024. On a diluted earnings per share basis, our earnings were $2.41 per share for the year ended December 31, 2025 and $2.01 per share for the year ended December 31, 2024. The Company recorded $20.9 million in credit loss expense for the year ended December 31, 2025. This consisted of a $24.1 million provision for credit losses on loans, which was partially offset by a $2.2 million recovery of credit losses on available-for-sale investments and a $1.0 million recovery of credit losses on unfunded commitments. For the year ended December 31, 2025, the Company recorded $7.4 million in special income from equity investments, a $2.4 million increase in the fair value of marketable securities, $2.0 million in recoveries on historic losses, a $1.9 million gain on the retirement of subordinated debentures, $1.5 million in income from a Federal Deposit Insurance Corporation ("FDIC") assessment reduction, $1.4 million in bank owned life insurance ("BOLI") death benefits, a $983,000 gain on sale of a building from our Texas market and $885,000 in legal fee reimbursements, which were partially offset by $3.3 million in legal claims expense and $580,000 in merger expense.

Interest expense decreased by $64.5 million, or 14.3%, and non-interest income increased by $29.9 million, or 17.8%. This was partially offset by a $21.0 million, or 1.6%, decrease in interest income and an $11.2 million, or 2.5%, increase in non-interest expense. The decrease in interest expense was primarily due to a $30.7 million, or 58.4%, decrease in interest on FHLB and other borrowed funds, a $29.7 million, or 7.9%, decrease in interest on deposits, a $2.8 million, or 17.3%, decrease in interest on subordinated debentures and a $1.4 million, or 25.3%, decrease in interest on securities sold under agreements to repurchase. The increase in non-interest income was primarily due to a $21.7 million, or 72.6%, increase in other income, a $3.6 million, or 8.4% increase, in other service charges and fees, a $2.1 million, or 92.9% decrease, in the loss on OREO, a $2.0 million, or 12.4%, increase in mortgage lending income, and a $1.2 million, or 25.0%, increase in cash value of life insurance, which were partially offset by a $1.3 million, or 64.1%, decrease in gain on branches, equipment and other assets, a $751,000, or 6.6%, decrease in dividends from FHLB, FRB, FNBB and other and a $574,000, or 19.3%, decrease in income from the fair value adjustment for marketable securities. Included within other income was the $7.4 million in special income from equity investments, $2.0 million in recoveries on historic losses, $1.9 million gain on retirement of subordinated debt, $1.4 million in BOLI death benefits and $885,000 in legal fee reimbursements. The decrease in interest income resulted from a $19.8 million, or 12.7%, decrease in investment income and a $16.6 million, or 38.7%, decrease in interest income on deposits at other banks, which was partially offset by a $15.5 million, or 1.4%, increase in loan interest income. The increase in non-interest expense was due to an $11.8 million, or 4.9%, increase in salaries and employee benefits and a $1.2 million, or 1.1%, increase in other operating expenses, which was partially offset by a $2.0 million, or 5.6%, decrease in data processing expense.

Our net interest margin on a fully taxable equivalent basis increased from 4.27% for the year ended December 31, 2024 to 4.51% for the year ended December 31, 2025. The yield on interest earning assets was 6.45% and 6.51% for the year ended December 31, 2025 and 2024, respectively, as average interest earning assets decreased from $20.09 billion to $20.00 billion. The decrease in average interest earning assets is primarily due to a $379.3 million decrease in average investment securities and a $209.1 million decrease in average interest-bearing balances due from banks, which was partially offset by a $494.9 million increase in average loans receivable. For the years ended December 31, 2025 and 2024, we recognized $5.1 million and $8.1 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 2 basis points. We recognized $6.0 million in event income for the year ended December 31, 2025, compared to $4.9 million for the year ended December 31, 2024. The cost of interest-bearing liabilities decreased from 3.08% for the year ended December 31, 2024 to 2.68% for the year ended December 31, 2025, and average interest-bearing liabilities decreased from $14.63 billion to $14.44 billion. The decrease in average-interest bearing liabilities is primarily due to a $638.8 million decrease in FHLB & other borrowed funds, a $66.0 million decrease in subordinated debentures and a $17.4 million decrease in securities sold under agreement to repurchase, which was partially offset by a $531.3 million increase in average interest-bearing deposits. The reduction in FHLB & other borrowed funds was due to the Company paying off its Bank Term Funding Program ("BTFP") advance in November 2024. Prior to paying off the advance, the Company held approximately $500 million in excess liquidity, which was dilutive to the net interest margin by approximately 8 basis points. The reduction in subordinated debentures was due to the Company completing the payoff of its $140.0 million 5.50% Fixed-to-Floating Rate Subordinated Notes due 2030 and the Company also repurchasing $20.0 million of its $300.0 million Fixed-to-Floating Rate Subordinated Notes due 2032 during the third quarter of 2025. The two payoff events were accretive to the net interest margin by approximately one basis point. The overall increase in the net interest margin was due to a decrease in interest expense resulting from a decrease in interest rates paid on interest-bearing liabilities, a decrease in interest expense resulting from a reduction in the average balance of interest-bearing liabilities and an increase in interest income resulting from the increase in the average balance of interest-earning assets which was partially offset by a decrease in interest income due to a reduction in asset yields.

Our efficiency ratio was 40.88% for the year ended December 31, 2025, compared to 42.74% for the same period in 2024. For the year ended December 31, 2025, our efficiency ratio, as adjusted (non-GAAP), was 41.29%, compared to 42.65% reported for the year ended December 31, 2024. (See Table 35 for the non-GAAP tabular reconciliation.)

Our return on average assets was 2.10% for the year ended December 31, 2025, compared to 1.77% for the same period in 2024, and our return on average assets, as adjusted (non-GAAP), was 2.05% for the year ended December 31, 2025, compared to 1.77% for the same period in 2024. (See Table 32 for the non-GAAP tabular reconciliation.) Our return on average common equity was 11.61% for the year ended December 31, 2025, compared to 10.43% for the same period in 2024.

Financial Condition as of and for the Years Ended December 31, 2025 and 2024

Our total assets as of December 31, 2025 increased $391.1 million to $22.88 billion from the $22.49 billion reported as of December 31, 2024. The increase in total assets is primarily due to a $921.7 million increase in loans receivable, which was partially offset by a $243.0 million decrease in cash and cash equivalents and a $216.7 million decrease in investment securities resulting from paydowns and maturities. Our loan portfolio balance increased $921.7 million to $15.69 billion as of December 31, 2025, from $14.76 billion as of December 31, 2024. The increase in loans was due to $727.5 million in organic loan growth within our legacy footprint and $194.2 million of organic loan growth from our Centennial Commercial Finance Group ("CFG") franchise during 2025. Total deposits increased $333.7 million to $17.48 billion as of December 31, 2025 compared to $17.15 billion as of December 31, 2024. Subordinated debentures decreased by $160.0 million due to the Company completing the payoff of its $140.0 million 5.50% Fixed-to-Floating Rate Subordinated Notes due 2030 and the Company also repurchasing $20.0 million of its $300.0 million Fixed-to-Floating Rate Subordinated Notes due 2032 during the third quarter of 2025. FHLB and other borrowed funds decreased by $100.5 million, due to maturities of FHLB borrowings. Stockholders' equity increased $335.8 million to $4.30 billion as of December 31, 2025, compared to $3.96 billion as of December 31, 2024. The increase in stockholders' equity is primarily associated with the $475.4 million in net income and the $90.2 million in accumulated other comprehensive income, which were partially offset by the $158.9 million of shareholder dividends paid and the repurchase of $81.4 million of our common stock during 2025. The improvement in stockholders' equity was 8.5% for the year ended December 31, 2025 compared to December 31, 2024.

As of December 31, 2025, our non-performing loans decreased to $85.0 million, or 0.54%, of total loans from $98.9 million, or 0.67%, of total loans as of December 31, 2024. The allowance for credit losses as a percentage of non-performing loans increased to 350.17% as of December 31, 2025, compared to 278.99% as of December 31, 2024. As of December 31, 2025, our non-performing assets decreased to $124.8 million, or 0.55%, of total assets from $142.4 million, or 0.63%, of total assets as of December 31, 2024.

2024 Overview

Results of Operations for the Years Ended December 31, 2024 and 2023

Our net income increased $9.3 million, or 2.4%, to $402.2 million for the year ended December 31, 2024, from $392.9 million for the same period in 2023. On a diluted earnings per share basis, our earnings were $2.01 per share for the year ended December 31, 2024 and $1.94 per share for the year ended December 31, 2023. The Company recorded $48.1 million in credit loss expense for the year ended December 31, 2024. This consisted of a $48.4 million provision for credit losses on loans, which was partially offset by a $330,000 recovery of credit losses on available-for-sale investments due to an improvement in the unrealized loss position for one of our subordinated debt investments. Of the $48.4 million provision for credit losses on loans recorded, $33.4 million was used to establish a hurricane reserve for loans located in the Federal Emergency Management Agency ("FEMA") disaster areas impacted by Hurricanes Helene and Milton, which made landfall during the third and fourth quarters of 2024. The hurricane related reserve had a $0.13 impact to diluted earnings per share. The remaining portion of the provision was related to loan growth. For the year ended December 31, 2024, the Company recorded a $3.0 million increase in the fair value of marketable securities, a $2.1 million gain on sale of a building from our Texas market, $257,000 in BOLI death benefits and $2.3 million in Federal Deposit Insurance Corporation ("FDIC") special assessment expense.

Total interest income increased by $124.7 million, or 10.6%, and non-interest expense decreased by $25.9 million, or 5.5%. This was partially offset by a $102.9 million, or 29.6%, increase in interest expense and a $1.4 million, or 0.8%, decrease in non-interest income. The increase in interest income resulted from a $110.4 million, or 11.2%, increase in loan interest income and a $27.8 million, or 184.7%, increase in interest income on deposits at other banks, which was partially offset by a $13.4 million, or 7.9%, decrease in investment income. The decrease in non-interest expense was due to a $15.9 million, or 6.2%, decrease in salaries and employee benefits, a $7.9 million, or 6.6%, decrease in other operating expenses and a $2.3 million, or 3.8%, decrease in occupancy and equipment expense. The increase in interest expense was primarily due to an $80.7 million, or 27.3%, increase in interest on deposits, a $21.6 million, or 70.2%, increase in interest on FHLB and other borrowed funds and a $635,000, or 13.2%, increase in interest on securities sold under agreements to repurchase. The decrease in non-interest income was primarily due to an $8.5 million, or 22.2%, decrease in other income, a $2.6 million, or 784.3% decrease, in the gain/loss on OREO and a $1.2 million, or 2.7% decrease, in other service charges and fees, which were partially offset by a $5.1 million, or 47.0%, increase in mortgage lending income and a $4.1 million, or 371.6%, increase in income from the fair value adjustment for marketable securities.

Our net interest margin on a fully taxable equivalent basis increased from 4.25% for the year ended December 31, 2023 to 4.27% for the year ended December 31, 2024. The yield on interest earning assets was 6.51% and 6.03% for the year ended December 31, 2024 and 2023, respectively, as average interest earning assets increased from $19.57 billion to $20.09 billion. The increase in average interest earning assets is primarily due to a $499.7 million increase in average interest-bearing balances due from banks and a $360.3 million increase in average loans receivable, which were partially offset by a $341.8 million decrease in average investment securities. For the years ended December 31, 2024 and 2023, we recognized $8.1 million and $10.6 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 1 basis point. We recognized $4.9 million in event income for the year ended December 31, 2024, compared to $3.0 million for the year ended December 31, 2023. This increase was accretive to the net interest margin by 1 basis point. During the year ended December 31, 2024, the Company held approximately $500 million in excess liquidity, which was dilutive to the net interest margin by 8 basis points. The overall increase in the net interest margin was due to an increase in interest income from higher yields on average interest-earning assets and an increase in interest income due to changes in interest earning assets, partially offset by an increase in interest expense due to changes in interest-bearing liabilities and a change in interest rates paid on interest-bearing liabilities.

Our efficiency ratio was 42.74% for the year ended December 31, 2024, compared to 46.21% for the same period in 2023. For the year ended December 31, 2024, our efficiency ratio, as adjusted (non-GAAP), was 42.65%, compared to 45.24% reported for the year ended December 31, 2023. (See Table 35 for the non-GAAP tabular reconciliation.)

Our return on average assets was 1.77% for the both the years ended December 31, 2024 and 2023, and our return on average assets, as adjusted (non-GAAP), was 1.77% for the year ended December 31, 2024, compared to 1.79% for the same period in 2023. (See Table 32 for the non-GAAP tabular reconciliation.) Our return on average common equity was 10.43% for the year ended December 31, 2024, compared to 10.82% for the same period in 2023.

Financial Condition as of and for the Years Ended December 31, 2024 and 2023

Our total assets as of December 31, 2024 decreased $165.9 million to $22.49 billion from the $22.66 billion reported as of December 31, 2023. The decrease in total assets is primarily due to a $442.0 million decrease in investment securities resulting from paydowns and maturities and a $89.9 million decrease in cash and cash equivalents during the year. Our loan portfolio balance increased $339.8 million to $14.76 billion as of December 31, 2024, from $14.42 billion as of December 31, 2023. The increase in loans was due to $471.4 million in organic loan growth within our legacy footprint, which was partially offset by $131.7 million of organic loan decline from our CFG franchise during 2024. Total deposits increased $358.6 million to $17.15 billion as of December 31, 2024 compared to $16.79 billion as of December 31, 2023. Stockholders' equity increased $170.0 million to $3.96 billion as of December 31, 2024, compared to $3.79 billion as of December 31, 2023. The increase in stockholders' equity is primarily associated with the $402.2 million in net income, which was partially offset by the $150.0 million of shareholder dividends paid, the repurchase of $86.1 million of our common stock during 2024 and the $7.0 million decrease in accumulated other comprehensive income. The improvement in stockholders' equity was 4.5% for the year ended December 31, 2024 compared to December 31, 2023.

As of December 31, 2024, our non-performing loans increased to $98.9 million, or 0.67%, of total loans from $64.1 million, or 0.44%, of total loans as of December 31, 2023. The allowance for credit losses as a percentage of non-performing loans decreased to 278.99% as of December 31, 2024, compared to 449.66% as of December 31, 2023. As of December 31, 2024, our non-performing assets increased to $142.4 million, or 0.63%, of total assets from $95.4 million, or 0.42%, of total assets as of December 31, 2023.

Critical Accounting Policies and Estimates

Overview. We prepare our consolidated financial statements based on the selection of certain accounting policies, generally accepted accounting principles and customary practices in the banking industry. These policies, in certain areas, require us to make significant estimates and assumptions. Our accounting policies are described in detail in the notes to our consolidated financial statements included as part of this document.

We consider a policy critical if (i) the accounting estimate requires assumptions about matters that are highly uncertain at the time of the accounting estimate; and (ii) different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Using these criteria, we believe that the accounting policies most critical to us are those associated with our lending practices, including the accounting for the allowance for credit losses, foreclosed assets, investments, intangible assets, income taxes and stock options.

Revenue Recognition. Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of our revenue-generating transactions are not subject to ASC Topic 606, including revenue generated from financial instruments, such as our loans, letters of credit, investment securities and mortgage lending income, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC Topic 606, which are presented in our income statements as components of non-interest income are as follows:

- Service charges on deposit accounts – These represent general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

- Other service charges and fees – These represent credit card interchange fees and Centennial CFG loan fees. The interchange fees are recorded in the period the performance obligation is satisfied which is generally the cash basis based on agreed upon contracts. Centennial CFG loan fees are based on loan or other negotiated agreements with customers and are accounted for under ASC Topic 310. Interchange fees were $21.4 million and $21.8 million for the years ended December 31, 2025 and December 31, 2024, respectively. Centennial CFG loan fees were $13.8 million and $9.5 million for the years ended December 31, 2025 and December 31, 2024, respectively.

- Trust fees - The Company enters into contracts with its customers to manage assets for investment, and/or transact on their accounts. The Company generally satisfies its performance obligations as services are rendered. The management fees are percentage based, flat, percentage of income or a fixed percentage calculated upon the average balance of assets depending upon account type. Fees are collected on a monthly or annual basis.

Credit Losses. We account for credit losses in accordance with ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326" or "CECL"). The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credits, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases.

Investments – Available-for-sale. Securities available-for-sale ("AFS") are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity and other comprehensive income (loss), net of taxes. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company first assesses whether it intends to sell or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet this criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Investments – Held-to-Maturity. Debt securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed.

Loans Receivable and Allowance for Credit Losses. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yield on the related loans.

The allowance for credit losses on loans receivable is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed and expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company uses the discount cash flow ("DCF") method to estimate expected losses for all of Company's loan pools. These pools are as follows: construction & land development; other commercial real estate; residential real estate; commercial & industrial; and consumer & other. The loan portfolio pools were selected in order to generally align with the loan categories specified in the quarterly call reports required to be filed with the Federal Financial Institutions Examination Council. For each of these loan pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in the national unemployment rate, gross domestic product, national retail sales index, the Federal Housing Finance Agency ("FHFA") housing price index and rental vacancy rate index.

The allowance for credit losses is measured based on call report segment as these types of loans exhibit similar risk characteristics. The identified loan segments are as follows:

- 1-4 family residential construction loans
- Other construction loans and all land development and other land loans
- Loans secured by farmland (including farm residential and other improvements)
- Revolving, open-end loans secured by 1-4 family residential properties and extended under lines
- Secured by first liens
- Secured by junior liens
- Secured by multifamily (5 or more) residential properties
- Loans secured by owner-occupied, nonfarm nonresidential properties
- Loans secured by other nonfarm nonresidential properties
- Loans to finance agricultural production and other loans to farmers
- Commercial and industrial loans
- Other revolving credit plans
- Automobile loans
- Other consumer loans
- Other consumer loans - Shore Premier Finance
- Obligations (other than securities and leases) of states and political subdivisions in the US
- Loans to nondepository financial institutions
- Loans for purchasing or carrying securities
- All other loans
- Leases

Loans considered to be collateral dependent, according to ASC 326, are loans for which repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company's assessment as of the reporting date. The aggregate amount of collateral shortfall on such loans is utilized in evaluating the adequacy of the allowance for credit losses and amount of provisions thereto. Losses on collateral dependent loans are charged against the allowance for credit losses when in the process of collection, it appears likely that such losses will be realized. The accrual of interest on collateral dependent loans is discontinued when, in management's opinion the collection of interest is doubtful or generally when loans are 90 days or more past due. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans evaluated individually that are considered to be collateral dependent are not included in the collective evaluation. For these loans, where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral, net of estimated costs to sell, and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan, net of estimated costs to sell. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments and curtailments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies:

- Management has a reasonable expectation at the reporting date that restructured loans made to borrowers experiencing financial difficulty will be executed with an individual borrower.
- The extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These qualitative factors ("Q-Factors") and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for credit losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, although the majority of payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made the required payments for at least six months, and we reasonably expect to collect all principal and interest.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures: The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for or recovery of credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Foreclosed Assets Held for Sale. Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Valuations are periodically performed by management, and the real estate and personal properties are carried at fair value less costs to sell. Gains and losses from the sale of other real estate and personal properties are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expenses.

Intangible Assets. Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible represents the excess intangible value of acquired deposit customer relationships as determined by valuation specialists. The core deposit intangibles are being amortized over 48 months to 121 months on a straight-line basis. Goodwill is not amortized but rather is evaluated for impairment on at least an annual basis. We perform an annual impairment test of goodwill and core deposit intangibles as required by FASB ASC 350, *Intangibles - Goodwill and Other*, in the fourth quarter or more often if events and circumstances indicate there may be an impairment.

Income Taxes. We account for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Both we and our subsidiary file consolidated tax returns. Our subsidiary provides for income taxes on a separate return basis, and remits to us amounts determined to be currently payable.

Stock Compensation. In accordance with FASB ASC 718, *Compensation - Stock Compensation*, and FASB ASC 505-50, *Equity-Based Payments to Non-Employees*, the fair value of each option award is estimated on the date of grant. We recognize compensation expense for the grant-date fair value of the option award over the vesting period of the award.

Branches

As opportunities arise, we will continue to open new (commonly referred to as *de novo*) branches in our current markets and in other attractive market areas.

During the year ended December 31, 2025, we closed one branch in Jacksonville, Arkansas, and we opened a new branch in San Antonio, Texas.

As of December 31, 2025, we had 218 branch locations. There were 75 branches in Arkansas, 78 branches in Florida, 59 branches in Texas, five branches in Alabama and one branch in New York City.

Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

Our net income increased $73.2 million, or 18.2%, to $475.4 million for the year ended December 31, 2025, from $402.2 million for the same period in 2024. On a diluted earnings per share basis, our earnings were $2.41 per share for the year ended December 31, 2025 and $2.01 per share for the year ended December 31, 2024. The Company recorded $20.9 million in credit loss expense for the year ended December 31, 2025. This consisted of a $24.1 million provision for credit losses on loans, which was partially offset by a $2.2 million recovery of credit losses on available-for-sale investments and a $1.0 million recovery of credit losses on unfunded commitments. For the year ended December 31, 2025, the Company recorded $7.4 million in special income from equity investments, a $2.4 million increase in the fair value of marketable securities, $2.0 million in recoveries on historic losses, a $1.9 million gain on the retirement of subordinated debentures, $1.5 million in income from an FDIC assessment reduction, $1.4 million in BOLI death benefits, a $983,000 gain on sale of a building from our Texas market and $885,000 in legal fee reimbursements, which were partially offset by $3.3 million in legal claims expense and $580,000 in merger expense.

Our net income increased $9.3 million, or 2.4%, to $402.2 million for the year ended December 31, 2024, from $392.9 million for the same period in 2023. On a diluted earnings per share basis, our earnings were $2.01 per share for the year ended December 31, 2024 and $1.94 per share for the year ended December 31, 2023. The Company recorded $48.1 million in credit loss expense for the year ended December 31, 2024. This consisted of a $48.4 million provision for credit losses on loans, which was partially offset by a $330,000 recovery of credit losses on available-for-sale investments due to an improvement in the unrealized loss position for one of our subordinated debt investments. Of the $48.4 million provision for credit losses on loans recorded, $33.4 million was used to establish a hurricane reserve for loans located in the FEMA disaster areas impacted by Hurricanes Helene and Milton, which made landfall during the third and fourth quarters of 2024. The hurricane related reserve had a $0.13 impact to diluted earnings per share. The remaining portion of the provision was related to loan growth. For the year ended December 31, 2024, the Company recorded a $3.0 million increase in the fair value of marketable securities, a $2.1 million gain on sale of a building from our Texas market, $257,000 in BOLI death benefits and $2.3 million in FDIC special assessment expense.

Net Interest Income

Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets and the total interest cost of the deposits and borrowings obtained to fund those assets. Factors affecting the level of net interest income include the volume of earning assets and interest-bearing liabilities, yields earned on loans and investments and rates paid on deposits and other borrowings, the level of non-performing loans and the amount of non-interest-bearing liabilities supporting earning assets. Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent basis. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax-exempt income by one minus the combined federal and state income tax rate (24.359% for the year ended December 31, 2025, 24.433% for the year ended December 31, 2024 and 24.989% for year ended December 31, 2023).

The Federal Reserve Board sets various benchmark rates, including the Federal Funds rate, and thereby influences the general market rates of interest, including the deposit and loan rates offered by financial institutions. The Federal Reserve reduced the target rate three times during 2024. First, on September 18, 2024, the Federal Reserve reduced the target rate to 4.75% to 5.00%, second, on November 7, 2024, the target rate was reduced to 4.50% to 4.75% and third, on December 18, 2024, the target rate was reduced to 4.25% to 4.50%. The Federal Reserve reduced the target rate three times during 2025. First, on September 17, 2025, the Federal Reserve reduced the target rate to 4.00% to 4.25%, second, on October 29, 2025, the target rate was reduced to 3.75% to 4.00% and third, on December 10, 2025, the target rate was reduced to 3.50% to 3.75%.

Our net interest margin on a fully taxable equivalent basis increased from 4.27% for the year ended December 31, 2024 to 4.51% for the year ended December 31, 2025. The yield on interest earning assets was 6.45% and 6.51% for the year ended December 31, 2025 and 2024, respectively, as average interest earning assets decreased from $20.09 billion to $20.00 billion. The decrease in average interest earning assets is primarily due to a $379.3 million decrease in average investment securities and a $209.1 million decrease in average interest-bearing balances due from banks, which was partially offset by a $494.9 million increase in average loans receivable. For the years ended December 31, 2025 and 2024, we recognized $5.1 million and $8.1 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 2 basis points. We recognized $6.0 million in event income for the year ended December 31, 2025, compared to $4.9 million for the year ended December 31, 2024. The cost of interest-bearing liabilities decreased from 3.08% for the year ended December 31, 2024 to 2.68% for the year ended December 31, 2025, and average interest-bearing liabilities decreased from $14.63 billion to $14.44 billion. The decrease in average-interest bearing liabilities is primarily due to a $638.8 million decrease in FHLB & other borrowed funds, a $66.0 million decrease in subordinated debentures and a $17.4 million decrease in securities sold under agreement to repurchase, which was partially offset by a $531.3 million increase in average interest-bearing deposits. The reduction in FHLB & other borrowed funds was due to the Company paying off its BTFP advance in November 2024. Prior to paying off the advance, the Company held approximately $500 million in excess liquidity, which was dilutive to the net interest margin by approximately 8 basis points. The reduction in subordinated debentures was due to the Company completing the payoff of its $140.0 million 5.50% Fixed-to-Floating Rate Subordinated Notes due 2030 and the Company also repurchasing $20.0 million of its $300.0 million Fixed-to-Floating Rate Subordinated Notes due 2032 during the third quarter of 2025. The two payoff events were accretive to the net interest margin by approximately one basis point. The overall increase in the net interest margin was due to a decrease in interest expense resulting from a decrease in interest rates paid on interest-bearing liabilities, a decrease in interest expense resulting from a reduction in the average balance of interest-bearing liabilities and an increase in interest income resulting from the increase in the average balance of interest-earning assets which was partially offset by a decrease in interest income due to a reduction in asset yields.

Net interest income on a fully taxable equivalent basis increased $45.3 million, or 5.3%, to $902.6 million for the year ended December 31, 2025, from $857.3 million for the same period in 2024. This increase in net interest income was the result of a $64.5 million decrease in interest expense, partially offset by a $19.3 million decrease in interest income on a fully taxable equivalent basis. The $64.5 million decrease in interest expense is primarily the result of a lower interest rate environment. The lower rates on interest bearing liabilities resulted in a decrease in interest expense of approximately $51.8 million, and the change in interest bearing liabilities resulted in a decrease in interest expense of approximately $12.7 million. The $19.3 million decrease in interest income was also primarily the result of the lower interest rate environment. The lower yield on earning assets resulted in a decrease in interest income of approximately $32.8 million, while the change in earning assets resulted in an increase in interest income of approximately $13.5 million.

Our net interest margin on a fully taxable equivalent basis increased from 4.25% for the year ended December 31, 2023 to 4.27% for the year ended December 31, 2024. The yield on interest earning assets was 6.51% and 6.03% for the year ended December 31, 2024 and 2023, respectively, as average interest earning assets increased from $19.57 billion to $20.09 billion. The increase in average interest earning assets is primarily due to a $499.7 million increase in average interest-bearing balances due from banks and a $360.3 million increase in average loans receivable, which were partially offset by a $341.8 million decrease in average investment securities. For the years ended December 31, 2024 and 2023, we recognized $8.1 million and $10.6 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 1 basis point. We recognized $4.9 million in event income for the year ended December 31, 2024, compared to $3.0 million for the year ended December 31, 2023. This increase was accretive to the net interest margin by 1 basis point. During the year ended December 31, 2024, the Company held approximately $500 million in excess liquidity, which was dilutive to the net interest margin by 8 basis points. The overall increase in the net interest margin was due to an increase in interest income from higher yields on average interest-earning assets and an increase in interest income due to changes in interest earning assets, partially offset by an increase in interest expense due to changes in interest-bearing liabilities and a change in interest rates paid on interest-bearing liabilities.

Net interest income on a fully taxable equivalent basis increased $24.9 million, or 3.0%, to $857.3 million for the year ended December 31, 2024, from $832.5 million for the same period in 2023. This increase in net interest income was the result of a $127.8 million increase in interest income, partially offset by a $102.9 million increase in interest expense on a fully taxable equivalent basis. The $127.8 million increase in interest income was primarily the result of the high interest rate environment. The higher yield on earning assets resulted in an increase in interest income of approximately $88.5 million, and the change in earning assets resulted in an increase in interest income of approximately $39.3 million. The $102.9 million increase in interest expense was also primarily the result of the high interest rate environment. The higher rates on interest bearing liabilities resulted in an increase in interest expense of approximately $68.9 million, and the change in interest bearing liabilities resulted in an increase in interest expense of approximately $34.0 million.

Tables 2 and 3 reflect an analysis of net interest income on a fully taxable equivalent basis for the years ended December 31, 2025, 2024 and 2023, as well as changes in fully taxable equivalent net interest margin for the years 2025 compared to 2024 and 2024 compared to 2023.

Table 2: Analysis of Net Interest Income

	Years Ended December 31,		
	2025	2024	2023
	(Dollars in thousands)		
Interest income	$ 1,278,820	$ 1,299,777	$ 1,175,053
Fully taxable equivalent adjustment	10,228	8,534	5,506
Interest income – fully taxable equivalent	1,289,048	1,308,311	1,180,559
Interest expense	386,460	451,003	348,108
Net interest income – fully taxable equivalent	$ 902,588	$ 857,308	$ 832,451
Yield on earning assets – fully taxable equivalent	6.45 %	6.51 %	6.03 %
Cost of interest-bearing liabilities	2.68	3.08	2.52
Net interest spread – fully taxable equivalent	3.77	3.43	3.51
Net interest margin – fully taxable equivalent	4.51	4.27	4.25

Table 3: Changes in Fully Taxable Equivalent Net Interest Margin

	December 31,	
	2025 vs. 2024	2024 vs. 2023
	(In thousands)	
Increase in interest income due to change in earning assets	$ 13,499	$ 39,264
(Decrease) increase in interest income due to change in earning asset yields	(32,762)	88,488
Decrease (increase) in interest expense due to change in interest-bearing liabilities	12,710	(33,968)
Decrease (increase) in interest expense due to change in interest rates paid on interest-bearing liabilities	51,833	(68,927)
Increase in net interest income	$ 45,280	$ 24,857

Table 4 shows, for each major category of earning assets and interest-bearing liabilities, the average amount outstanding, the interest income or expense on that amount and the average rate earned or expensed for the years ended December 31, 2025, 2024 and 2023. The table also shows the average rate earned on all earning assets, the average rate expensed on all interest-bearing liabilities, the net interest spread and the net interest margin for the same periods. The analysis is presented on a fully taxable equivalent basis. Non-accrual loans were included in average loans for the purpose of calculating the rate earned on total loans.

Table 4: Average Balance Sheets and Net Interest Income Analysis

	Years Ended December 31,								
	2025			2024			2023		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)								
ASSETS									
Earnings assets									
Interest-bearing balances due from banks	$ 610,338	$ 26,218	4.30 %	$ 819,445	$ 42,773	5.22 %	$ 319,733	$ 15,023	4.70 %
Federal funds sold	4,821	205	4.25	5,035	255	5.06	3,864	221	5.72
Investment securities – taxable	3,078,265	106,063	3.45	3,400,325	125,765	3.70	3,655,632	138,575	3.79
Investment securities – non-taxable	1,132,761	40,535	3.58	1,190,033	39,057	3.28	1,276,566	36,727	2.88
Loans receivable	15,169,888	1,116,027	7.36	14,675,001	1,100,461	7.50	14,314,732	990,013	6.92
Total interest-earning assets	19,996,073	1,289,048	6.45	20,089,839	1,308,311	6.51	19,570,527	1,180,559	6.03
Non-earning assets	2,697,522			2,664,541			2,647,383		
Total assets	$22,693,595			$22,754,380			$22,217,910		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Liabilities									
Interest-bearing liabilities									
Savings and interest-bearing transaction accounts	$11,491,941	$278,654	2.42 %	$11,078,003	$304,976	2.75 %	$11,162,244	$258,586	2.32 %
Time deposits	1,864,674	68,322	3.66	1,747,302	71,662	4.10	1,284,156	37,392	2.91
Total interest-bearing deposits	13,356,615	346,976	2.60	12,825,305	376,638	2.94	12,446,400	295,978	2.38
Federal funds purchased	14	—	—	20	1	5.00	44	3	6.82
Securities sold under agreement to repurchase	148,545	4,067	2.74	165,965	5,448	3.28	149,014	4,813	3.23
FHLB & other borrowed funds	558,839	21,804	3.90	1,197,662	52,455	4.38	753,152	30,825	4.09
Subordinated debentures	373,500	13,613	3.64	439,539	16,461	3.75	440,125	16,489	3.75
Total interest-bearing liabilities	14,437,513	386,460	2.68	14,628,491	451,003	3.08	13,788,735	348,108	2.52
Non-interest-bearing liabilities									
Non-interest-bearing deposits	3,961,332			4,029,684			4,599,241		
Other liabilities	199,307			238,528			198,634		
Total liabilities	18,598,152			18,896,703			18,586,610		
Stockholders' equity	4,095,443			3,857,677			3,631,300		
Total liabilities and stockholders' equity	$22,693,595			$22,754,380			$22,217,910		
Net interest spread			3.77 %			3.43 %			3.51 %
Net interest income and margin		$902,588	4.51		$857,308	4.27		$832,451	4.25

Table 5 shows changes in interest income and interest expense resulting from changes in volume and changes in interest rates for the year ended December 31, 2025 compared to 2024 and 2024 compared to 2023 on a fully taxable equivalent basis. The changes in interest rate and volume have been allocated to changes in average volume and changes in average rates, in proportion to the relationship of absolute dollar amounts of the changes in rates and volume.

Table 5: Volume/Rate Analysis

	Years Ended December 31,					
	2025 over 2024			2024 over 2023		
	Volume	Yield / Rate	Total	Volume	Yield / Rate	Total
	(In thousands)					
Increase (decrease) in:						
Interest income:						
Interest-bearing balances due from banks	$ (9,774)	$ (6,781)	$ (16,555)	$ 25,911	$ 1,839	$ 27,750
Federal funds sold	(10)	(40)	(50)	61	(27)	34
Investment securities – taxable	(11,439)	(8,263)	(19,702)	(9,504)	(3,306)	(12,810)
Investment securities – non-taxable	(1,939)	3,417	1,478	(2,603)	4,933	2,330
Loans receivable	36,661	(21,095)	15,566	25,399	85,049	110,448
Total interest income	13,499	(32,762)	(19,263)	39,264	88,488	127,752
Interest expense:						
Interest-bearing transaction and savings deposits	11,071	(37,393)	(26,322)	(1,966)	48,356	46,390
Time deposits	4,615	(7,955)	(3,340)	16,069	18,201	34,270
Federal funds purchased	—	(1)	(1)	(1)	(1)	(2)
Securities sold under agreement to repurchase	(535)	(846)	(1,381)	555	80	635
FHLB & other borrowed funds	(25,444)	(5,207)	(30,651)	19,333	2,297	21,630
Subordinated debentures	(2,417)	(431)	(2,848)	(22)	(6)	(28)
Total interest expense	(12,710)	(51,833)	(64,543)	33,968	68,927	102,895
Increase in net interest income	$ 26,209	$ 19,071	$ 45,280	$ 5,296	$ 19,561	$ 24,857

Provision for Credit Losses

Credit Loss Expense: During the year ended December 31, 2025, the Company recorded $20.9 million in credit loss expense. This consisted of a $24.1 million provision for credit losses on loans, which was partially offset by a $2.2 million recovery of credit losses on available-for-sale investments and a $1.0 million recovery of credit losses on unfunded commitments. The Company determined the $2.0 million allowance for credit losses on the held-to-maturity portfolio was adequate. Therefore, no additional provision was considered necessary for the held-to-maturity portfolio. During the year ended December 31, 2024, the Company recorded $48.1 million in credit loss expense. This consisted of a $48.4 million provision for credit losses on loans, which was partially offset by a $330,000 recovery of credit losses on available-for-sale investments due to an improvement in the unrealized loss position for one of our subordinated debt investments. Of the $48.4 million provision for credit losses on loans recorded, $33.4 million was used to establish a hurricane reserve for loans located in the FEMA disaster areas impacted by Hurricanes Helene and Milton, which made landfall during the third and fourth quarters of 2024. The Company determined the $2.0 million allowance for credit losses on the held-to-maturity portfolio was adequate. Therefore, no additional provision was considered necessary for the held-to-maturity portfolio.

Net charge-offs to average total loans decreased to 0.02% for the year ended December 31, 2025 from 0.41% for the year ended December 31, 2024. Net charge-offs decreased by $58.4 million for the year ended December 31, 2025 compared to December 31, 2024. During the fourth quarter of 2024, the Company completed an asset quality cleanup project which drove the increase in the level of charge-offs during the year ended December 31, 2024. Non-performing loans to total loans decreased from 0.67% as of December 31, 2024 to 0.54% as of December 31, 2025.

Non-Interest Income

Total non-interest income was $198.5 million in 2025, compared to $168.6 million in 2024 and $169.9 million in 2023. Our recurring non-interest income includes service charges on deposit accounts, other service charges and fees, trust fees, mortgage lending, insurance commissions, increase in cash value of life insurance, fair value adjustment for marketable securities and dividends.

Table 6 measures the various components of our non-interest income for the years ended December 31, 2025, 2024, and 2023, respectively, as well as changes for the years 2025 compared to 2024 and 2024 compared to 2023.

Table 6: Non-Interest Income

	Years Ended December 31,			2025 Change from 2024		2024 Change from 2023	
	2025	2024	2023				
	(Dollars in thousands)						
Service charges on deposit accounts	$ 40,168	$ 39,223	$ 39,207	$ 945	2.4 %	$ 16	— %
Other service charges and fees	46,610	43,009	44,188	3,601	8.4	(1,179)	(2.7)
Trust fees	19,715	18,717	17,892	998	5.3	825	4.6
Mortgage lending income	17,750	15,789	10,738	1,961	12.4	5,051	47.0
Insurance commissions	2,158	2,151	2,086	7	0.3	65	3.1
Increase in cash value of life insurance	6,061	4,850	4,655	1,211	25.0	195	4.2
Dividends from FHLB, FRB, FNBB & other	10,711	11,462	11,642	(751)	(6.6)	(180)	(1.5)
Gain on sale of SBA loans	642	617	278	25	4.1	339	121.9
Gain on sale of branches, equipment and other assets, net	754	2,102	1,507	(1,348)	(64.1)	595	39.5
(Loss) gain on OREO, net	(161)	(2,272)	332	2,111	92.9	(2,604)	(784.3)
Fair value adjustment for marketable securities	2,397	2,971	(1,094)	(574)	(19.3)	4,065	371.6
Other income	51,704	29,955	38,503	21,749	72.6	(8,548)	(22.2)
Total non-interest income	$ 198,509	$ 168,574	$ 169,934	$ 29,935	17.8 %	$ (1,360)	(0.8)%

Non-interest income increased $29.9 million, or 17.8%, to $198.5 million for the year ended December 31, 2025 from $168.6 million for the same period in 2024. The primary factors that resulted in this increase were the increases in other income, other service charges and fees, gain on OREO, net, mortgage lending income and cash value of life insurance, partially offset by the decrease in gain on sale of branches, equipment and other assets, net. Other factors were changes related to service charges on deposit accounts, trust fees, dividends from FHLB, FRB, FNBB & other and fair value adjustment for marketable securities.

Additional details for the year ended December 31, 2025 on some of the more significant changes are as follows:

- The $945,000 increase in service charges on deposit accounts is primarily related to an increase in overdraft fees.

- The $3.6 million increase in other service charges and fees is primarily due to increases in Centennial CFG property finance loan fees.

- The $998,000 increase in trust fees is primarily related to an increase in personal trust and IRA fees.

- The $2.0 million increase in mortgage lending income is primarily related to an increase in volume of secondary market loans.

- The $1.2 million increase in cash value of life insurance is primarily related to gains recognized in connection with a tax-free exchange of BOLI policies under Section 1035 of the Internal Revenue Code.

- The $751,000 decrease in dividends from FHLB, FRB, Bankers' Bank and other was primarily due to a lower volume of dividends from the FHLB and equity investments.

- The $1.3 million decrease in the level of gain on sale of branches, equipment and other assets, net, is primarily due to the sale of a building from our Texas region during 2024.

- The $2.1 million decrease in loss on OREO is primarily due to revaluation of two OREO properties during 2024, partially offset by a loss on the sale of a building from our Florida region during 2025.

- The $574,000 decrease in the fair value adjustment for marketable securities is due to the changes in the fair value of marketable securities held by the Company.

- The $21.7 million increase in other income is primarily due to a $7.8 million increase in income for equity method investments, which includes a $7.4 million in special income from equity investments, a $6.6 million increase in income from a lawsuit settlement, a $2.0 million increase in recoveries on historic losses, a $1.9 million gain on redemption of subordinated debt, a $1.9 million increase in investment brokerage fee income, a $1.2 million increase in BOLI death benefit income, an $828,000 increase in building rental income and a $670,000 increase in miscellaneous income.

Non-interest income decreased $1.4 million, or 0.8%, to $168.6 million for the year ended December 31, 2024 from $169.9 million for the same period in 2023. The primary factors that resulted in this decrease were the decreases in other income and gain on OREO, net partially offset by the increases in mortgage lending income and the fair value adjustment for marketable securities. Other factors were changes related to service charges on deposit accounts, trust fees, and gain on sale of branches, equipment and other assets.

Additional details for the year ended December 31, 2024 on some of the more significant changes are as follows:

- The $1.2 million decrease in other service charges and fees is primarily due to decreases in Centennial CFG property finance loan fees and Mastercard income.

- The $825,000 increase in trust fees is primarily related to an increase in personal trust fees, employee trust fees, IRA fees and retirement fees.

- The $5.1 million increase in mortgage lending income is primarily related to an increase in volume of secondary market loans from the lower volume of loans during 2023.

- The $595,000 increase in gain on sale of branches, equipment and other assets, net, is primarily due to the sale of a building from our Texas region during 2024.

- The $2.6 million decrease in gain on OREO is primarily due to revaluation of two OREO properties during 2024.

- The $4.1 million increase in the fair value adjustment for marketable securities is due to the changes in the fair value of marketable securities held by the Company.

- The $8.5 million decrease in other income is primarily due to a $7.4 million reduction in income for equity method investments, a $2.9 million reduction in BOLI death benefit income and a $3.0 million decrease in recoveries on historic losses, partially offset by a $2.2 million increase in rental income from OREO and a $2.1 million increase in investment brokerage fee income.

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, occupancy and equipment, data processing, and other expenses such as advertising, merger and acquisition expenses, amortization of intangibles, electronic banking expense, FDIC and state assessment, insurance, legal and accounting fees and other professional fees.

Table 7 below sets forth a summary of non-interest expense for the years ended December 31, 2025, 2024, and 2023, as well as changes for the years ended 2025 compared to 2024 and 2024 compared to 2023.

Table 7: Non-Interest Expense

	Years Ended December 31,			2025 Change from 2024		2024 Change from 2023	
	2025	2024	2023				
	(Dollars in thousands)						
Salaries and employee benefits	$ 252,868	$ 241,022	$ 256,966	$ 11,846	4.9 %	$ (15,944)	(6.2)%
Occupancy and equipment	57,710	58,031	60,303	(321)	(0.6)	(2,272)	(3.8)
Data processing expense	34,446	36,494	36,329	(2,048)	(5.6)	165	0.5
Merger expense	580	—	—	580	100.0	—	—
Other operating expenses:							
Advertising	8,245	7,097	8,850	1,148	16.2	(1,753)	(19.8)
Amortization of intangibles	8,034	8,443	9,685	(409)	(4.8)	(1,242)	(12.8)
Electronic banking expense	12,872	13,444	14,313	(572)	(4.3)	(869)	(6.1)
Directors' fees	1,676	1,639	1,814	37	2.3	(175)	(9.6)
Due from bank service charges	1,292	1,131	1,115	161	14.2	16	1.4
FDIC and state assessment	11,238	15,388	25,530	(4,150)	(27.0)	(10,142)	(39.7)
Insurance	4,202	3,634	3,567	568	15.6	67	1.9
Legal and accounting	8,424	8,961	5,230	(537)	(6.0)	3,731	71.3
Other professional fees	8,409	8,142	8,815	267	3.3	(673)	(7.6)
Operating supplies	2,954	2,680	3,138	274	10.2	(458)	(14.6)
Postage	2,093	2,060	2,081	33	1.6	(21)	(1.0)
Telephone	1,604	1,807	2,160	(203)	(11.2)	(353)	(16.3)
Other expense	41,522	36,963	32,967	4,559	12.3	3,996	12.1
Total non-interest expense	$ 458,169	$ 446,936	$ 472,863	$ 11,233	2.5 %	$ (25,927)	(5.5)%

Non-interest expense increased $11.2 million, or 2.5%, to $458.2 million for the year ended December 31, 2025, from $446.9 million for the same period in 2024. The primary factors that resulted in this increase was the increase in salaries and employee benefits expense, advertising expense and other expenses, partially offset by the decrease in FDIC and state assessment expense and data processing expense. Other factors were changes related to merger expense and electronic banking expense.

Additional details for the year ended December 31, 2025 on some of the more significant changes are as follows:

- The $11.8 million increase in salaries and employee benefits expense is primarily due to an increase in incentive compensation as a result of an increase in revenue for the Company combined with the additional costs of doing business.

- The $2.0 million decrease in data processing expense is primarily due relationship credits received as a result of a new contract.

- The $580,000 increase in merger expense is due to costs associated with the anticipated acquisition of Mountain Commerce Bancorp.

- The $1.1 million increase in advertising expense is primarily due to an increase in the volume of advertising.

- The $572,000 decrease in electronic banking expense is primarily due to a decrease in consulting expenses, partially offset by an increase in interchange network expenses.

- The $4.2 million decrease in FDIC and state assessment expense is primarily due to a reversal adjustment from restating call report uninsured deposits from December 2022 through December 2024, which lowered assessment expense by $1.5 million, as well as the FDIC special assessment being incurred during the second quarter of 2024. The FDIC special assessment was levied in order to recover the losses to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank.

- The $4.6 million increase in other expenses is primarily due to $3.3 million in legal claims expense being recorded during the second quarter of 2025 and a $1.6 million increase in loan fee expenses.

Non-interest expense decreased $25.9 million, or 5.5%, to $446.9 million for the year ended December 31, 2024, from $472.9 million for the same period in 2023. The primary factors that resulted in this decrease was the decrease in merger expense, partially offset by increases in salaries and employee benefits expense and FDIC and state assessment expense. Other factors were changes related to occupancy and equipment expenses, data processing expenses, advertising expenses, amortization of intangibles, legal and accounting expenses and other expense.

Additional details for the year ended December 31, 2024 on some of the more significant changes are as follows:

- The $15.9 million decrease in salaries and employee benefits expense is primarily due to the Company's project to reduce the size of its workforce and a decrease in deferred loan costs.

- The $2.3 million decrease in occupancy and equipment expense is primarily due to decreases in lease, utility, maintenance and other occupancy expenses.

- The $1.8 million decrease in advertising expense is primarily due to a decrease in the volume of advertising.

- The $1.2 million decrease in amortization of intangibles is primarily due to the core deposit intangible from the Company's 2013 acquisition of Liberty Bank being fully amortized in 2023.

- The $869,000 decrease in electronic banking expense is primarily due to a decrease in debit card processing fees and interchange network expenses.

- The $10.1 million decrease in FDIC and state assessment expense is primarily due to the $13.0 million FDIC special assessment levied during the fourth quarter of 2023 in order to recover the losses to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank, partially offset by the remaining portion of the FDIC special assessment being incurred during the second quarter of 2024.

- The $3.7 million increase in legal and accounting expense is primarily due to ongoing legal matters.

- The $673,000 decrease in other professional fees is primarily due to cost saving measures following the acquisition of Happy.

- The $4.0 million increase in other expenses is primarily related to an increase in OREO expense and miscellaneous costs, partially offset by decreases in travel expenses, reimbursable loan fees and other losses.

Income Taxes

During 2025, the Company lowered its marginal tax rate from 24.433% to 24.359%. In an effort to more accurately reflect legislative and current state income apportionment, the state tax rate was lowered to 4.252%. This lowered the blended rate to 24.359%. During 2024, the Company lowered its marginal tax rate from 24.989% to 24.433%. In an effort to more accurately reflect legislative and current state income apportionment, the state tax rate was lowered to 4.346%. This lowered the blended rate to 24.433%. During 2023, the Company increased its marginal tax rate from 24.6735% to 24.989%. In an effort to more accurately reflect legislative and current state income apportionment, the state tax rate was increased to 5.049%. This raised the blended rate to 24.989%.

Income tax expense increased $16.3 million, or 13.5%, to $136.4 million for the year ended December 31, 2025, from $120.1 million for 2024. Income tax expense increased $1.1 million, or 1.0%, to $120.1 million for the year ended December 31, 2024, from $119.0 million for 2023. The effective tax rates for the years ended December 31, 2025, 2024 and 2023 were 22.29%, 22.99% and 23.24%, respectively. The Company's marginal tax rate was 24.359%, 24.433% and 24.989% for years ended December 31, 2025, 2024 and 2023, respectively.

Financial Condition as of and for the Years Ended December 31, 2025 and 2024

Our total assets as of December 31, 2025 increased $391.1 million to $22.88 billion from the $22.49 billion reported as of December 31, 2024. The increase in total assets is primarily due to a $921.7 million increase in loans receivable, which was partially offset by a $243.0 million decrease in cash and cash equivalents and a $216.7 million decrease in investment securities resulting from paydowns and maturities. Our loan portfolio balance increased $921.7 million to $15.69 billion as of December 31, 2025, from $14.76 billion as of December 31, 2024. The increase in loans was due to $727.5 million in organic loan growth within our legacy footprint and $194.2 million of organic loan growth from our CFG franchise during 2025. Total deposits increased $333.7 million to $17.48 billion as of December 31, 2025 compared to $17.15 billion as of December 31, 2024. Subordinated debentures decreased by $160.0 million due to the Company completing the payoff of its $140.0 million 5.50% Fixed-to-Floating Rate Subordinated Notes due 2030 and the Company also repurchasing $20.0 million of its $300.0 million Fixed-to-Floating Rate Subordinated Notes due 2032 during the third quarter of 2025. FHLB and other borrowed funds decreased by $100.5 million, due to maturities of FHLB borrowings. Stockholders' equity increased $335.8 million to $4.30 billion as of December 31, 2025, compared to $3.96 billion as of December 31, 2024. The increase in stockholders' equity is primarily associated with the $475.4 million in net income and the $90.2 million in accumulated other comprehensive income, which were partially offset by the $158.9 million of shareholder dividends paid and the repurchase of $81.4 million of our common stock during 2025. The improvement in stockholders' equity was 8.5% for the year ended December 31, 2025 compared to December 31, 2024.

Our total assets as of December 31, 2024 decreased $165.9 million to $22.49 billion from the $22.66 billion reported as of December 31, 2023. The decrease in total assets is primarily due to a $442.0 million decrease in investment securities resulting from paydowns and maturities and a $89.9 million decrease in cash and cash equivalents during the year. Our loan portfolio balance increased $339.8 million to $14.76 billion as of December 31, 2024, from $14.42 billion as of December 31, 2023. The increase in loans was due to $471.4 million in organic loan growth within our legacy footprint, which was partially offset by $131.7 million of organic loan decline from our CFG franchise during 2024. Total deposits increased $358.6 million to $17.15 billion as of December 31, 2024 compared to $16.79 billion as of December 31, 2023. Stockholders' equity increased $170.0 million to $3.96 billion as of December 31, 2024, compared to $3.79 billion as of December 31, 2023. The increase in stockholders' equity is primarily associated with the $402.2 million in net income, which was partially offset by the $150.0 million of shareholder dividends paid, the repurchase of $86.1 million of our common stock during 2024 and the $7.0 million decrease in accumulated other comprehensive income. The improvement in stockholders' equity was 4.5% for the year ended December 31, 2024 compared to December 31, 2023.

Loan Portfolio

Our loan portfolio averaged $15.17 billion and $14.68 billion during the years ended December 31, 2025 and 2024, respectively. Loans receivable were $15.69 billion as of December 31, 2025 compared to $14.76 billion as of December 31, 2024, an increase of $921.7 million, or 6.2%.

During 2025, the Company experienced $921.7 million in organic loan growth. The $921.7 million in organic loan growth included $727.5 million in organic loan growth for our legacy footprint and $194.2 million of organic loan growth for Centennial CFG during 2025.

During 2024, the Company experienced $339.8 million in organic loan growth. The $339.8 million in organic loan growth included $471.4 million in organic loan growth for our legacy footprint, which was partially offset by $131.7 million of organic loan decline for Centennial CFG during 2024.

The most significant components of the loan portfolio were commercial real estate, residential real estate, consumer and commercial and industrial loans. These loans are generally secured by residential or commercial real estate or business or personal property. Although these loans are primarily originated within our franchises in Arkansas, Florida, Texas, South Alabama and Centennial CFG, the property securing these loans may not physically be located within our market areas of Arkansas, Florida, Texas, Alabama and New York. Loans receivable were approximately $3.70 billion, $4.55 billion, $3.94 billion, $105.9 million, $1.38 billion and $2.01 billion as of December 31, 2025 in Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG, respectively.

Table 8 presents our loans receivable balances by category as of December 31, 2025 and 2024.

Table 8: Loans Receivable

	As of December 31,	
	2025	**2024**
	(In thousands)	
Real estate:		
Commercial real estate loans:		
Non-farm/non-residential	$ 5,290,112	$ 5,426,780
Construction/land development	2,726,993	2,736,214
Agricultural	332,412	336,993
Residential real estate loans:		
Residential 1-4 family	2,134,334	1,956,489
Multifamily residential	1,140,911	496,484
Total real estate	11,624,762	10,952,960
Consumer	1,253,746	1,234,361
Commercial and industrial	2,222,401	2,022,775
Agricultural	359,879	367,251
Other	225,421	187,153
Total loans receivable	$ 15,686,209	$ 14,764,500

Commercial Real Estate Loans. We originate non-farm and non-residential loans (primarily secured by commercial real estate), construction/land development loans, and agricultural loans, which are generally secured by real estate located in our market areas. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized (where defined) over a 15 to 30-year period with balloon payments due at the end of one to five years. These loans are generally underwritten by assessing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, we will loan up to 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis.

As of December 31, 2025, commercial real estate loans totaled $8.35 billion, or 53.2% of loans receivable, as compared to $8.50 billion, or 57.6% of loans receivable, as of December 31, 2024. Commercial real estate loans originated in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $2.20 billion, $2.73 billion, $1.97 billion, $48.4 million, zero and $1.40 billion, respectively, at December 31, 2025.

As of December 31, 2025, we had $1.21 billion of construction/land development loans which were collateralized by land. This consisted of $41.8 million for raw land and $1.17 billion for land with commercial and/or residential lots.

Table 9 presents the composition of the funded and unfunded balances of our CRE portfolio by loan type, as of December 31, 2025 and December 31, 2024, and their respective percentages of our total CRE portfolio.

Table 9: CRE Loan Concentrations

	December 31, 2025			
	Funded Balance	% of CRE Loans	Unfunded Balance	% of CRE Loans
	(Dollars in thousands)			
Non-Farm/Non-Residential:				
Single Purpose Building	$ 706,177	8.5 %	$ 71,063	3.3 %
Office Building	1,008,629	12.1	96,027	4.4
Hotel	1,160,378	13.9	13,105	0.6
Industrial	310,376	3.7	36,695	1.7
Retail	503,907	6.0	16,513	0.8
Owner-Occupied [1]	1,600,645	19.2	113,429	5.2
Construction/Land Development:				
Construction Residential-Spec	403,058	4.8	289,133	13.2
Residential Land Development	414,542	5.0	168,976	7.7
Construction Commercial	267,719	3.2	309,536	14.1
Construction Multi Family	546,607	6.5	500,520	22.9
Commercial Land Development	777,853	9.3	115,489	5.3
Construction Residential-Presold	180,721	2.2	146,770	6.7
Construction Hotel	94,712	1.1	280,314	12.8
Raw Land	41,781	0.5	610	—
Agricultural [1]	332,412	4.0	27,869	1.3
Total Commercial Real Estate [2]	$ 8,349,517	100.0 %	$ 2,186,049	100.0 %

	December 31, 2024			
	Funded Balance	% of CRE Loans	Unfunded Balance	% of CRE Loans
	(Dollars in thousands)			
Non-Farm/Non-Residential:				
Single Purpose Building	$ 829,697	9.8 %	$ 64,948	2.5 %
Office Building	1,070,459	12.6	107,769	4.2
Hotel	1,081,120	12.7	24,652	1.0
Industrial	385,072	4.5	29,517	1.1
Retail	507,405	6.0	12,579	0.5
Owner-Occupied [1]	1,553,027	18.2	167,399	6.5
Construction/Land Development:				
Construction Residential-Spec	433,964	5.1	330,119	12.8
Residential Land Development	537,686	6.3	86,200	3.4
Construction Commercial	337,727	4.0	360,340	14.0
Construction Multi Family	556,168	6.5	908,976	35.4
Commercial Land Development	512,284	6.0	99,165	3.9
Construction Residential-Presold	186,325	2.2	141,047	5.5
Construction Hotel	64,239	0.8	191,088	7.4
Raw Land	107,821	1.3	8,215	0.3
Agricultural [1]	336,993	4.0	38,913	1.5
Total Commercial Real Estate [2]	$ 8,499,987	100.0 %	$ 2,570,927	100.0 %

(1)   Agriculture real estate loans and owner-occupied non-farm non-residential loans are not included within CRE for regulatory reporting purposes.

(2)   Excludes multi-family residential loans of $1.14 billion and $496.5 million as of December 31, 2025 and December 31, 2024, respectively, which are included in the residential real estate loans throughout the filing. Multi-family residential loans are included in CRE for regulatory purposes.

Table 10 presents the composition of our CRE loan portfolio by the ten largest geographical locations of the collateral as of December 31, 2025 and December 31, 2024.

Table 10: Geographical Locations of CRE Loans

Top 10 Geographical States for CRE Loan Collateral Concentrations

	Florida	Texas	Arkansas	New York	California	Georgia	Alabama	Utah	Pennsylvania	Tennessee	All Other Areas	Total
As of December 31, 2025												
Non-Farm/Non-Residential:												
Single Purpose Building	$ 221,682	$ 165,311	$ 227,874	$ —	$ 600	$ 12,229	$ 7,554	$ —	$ —	$ 5,071	$65,856	$ 706,177
Office Building	256,836	404,755	64,001	622	17,562	130,687	9,086	—	19,229	—	105,851	1,008,629
Hotel	602,220	267,493	118,862	4,999	—	24,083	17,812	—	—	—	124,909	1,160,378
Industrial	60,891	148,448	35,640	—	20,751	—	42,875	—	—	—	1,771	310,376
Retail	140,082	241,732	41,756	—	35,936	1,022	11,760	—	—	406	31,213	503,907
Owner-Occupied [1]	455,897	499,183	351,471	—	6,557	17,732	27,131	—	79,608	6,262	156,804	1,600,645
Construction/Land Development:												
Construction Residential - Spec	136,751	103,726	41,319	118,698	—	—	91	—	—	—	2,473	403,058
Residential Land Development	140,163	89,286	46,114	—	27,315	171	1,583	76,741	—	3,615	29,554	414,542
Construction Commercial	48,964	40,140	71,385	22,775	31,017	—	16,701	14,637	—	13,011	9,089	267,719
Construction Multi Family	289,314	508	924	104,942	—	—	—	—	267	32,923	117,729	546,607
Commercial Land Development	194,889	70,052	26,108	121,137	119,335	19,133	15,749	38,332	—	11,640	161,478	777,853
Construction Residential - Presold	62,595	96,170	19,626	—	—	—	2,330	—	—	—	—	180,721
Construction Hotel	2,424	32,064	—	—	—	—	13,549	—	—	18,813	27,862	94,712
Raw Land	10,581	10,618	20,158	—	—	—	232	—	—	—	192	41,781
Agricultural [1]	47,080	149,162	116,396	—	—	—	2,297	—	—	—	17,477	332,412
Total Commercial Real Estate [2]	$2,670,369	$2,318,648	$1,181,634	$373,173	$ 259,073	$205,057	$168,750	$ 129,710	$ 99,104	$ 91,741	$852,258	$8,349,517

Top 10 Geographical States for CRE Loan Collateral Concentrations

	Florida	Texas	Arkansas	New York	Georgia	Utah	Alabama	California	Pennsylvania	Tennessee	All Other Areas	Total
As of December 31, 2024												
Non-Farm/Non-Residential:												
Single Purpose Building	$ 275,440	$ 212,649	$ 168,691	$49,278	$ 17,506	$ —	$ 6,494	$ 429	$ —	$ 1,586	$97,624	$ 829,697
Office Building	333,230	355,794	64,062	50,091	91,723	—	18,934	—	25,616	—	131,009	1,070,459
Hotel	541,001	263,647	99,830	4,943	24,319	—	18,575	16,419	—	—	112,386	1,081,120
Industrial	44,392	91,344	40,908	57,556	—	—	59,745	19,941	—	—	71,186	385,072
Retail	148,053	252,087	56,885	4,158	—	—	12,166	—	—	435	33,621	507,405
Owner-Occupied [1]	492,655	431,489	337,935	—	21,051	—	26,314	5,748	83,199	6,911	147,725	1,553,027
Construction/Land Development:												
Construction Residential - Spec	150,143	107,149	41,299	126,299	—	—	82	—	—	—	8,992	433,964
Residential Land Development	148,897	102,369	51,865	—	304	165,643	2,329	—	—	2,466	63,813	537,686
Construction Commercial	84,027	111,199	62,549	15,159	—	12,451	1,182	—	876	9,194	41,090	337,727
Construction Multi Family	240,255	72,676	32,812	139,130	—	—	—	19,326	228	37,881	13,860	556,168
Commercial Land Development	118,729	70,700	31,841	37,820	40,068	—	9,752	50,036	—	42,181	111,157	512,284
Construction Residential - Presold	93,517	61,538	29,937	—	—	—	1,022	—	—	—	311	186,325
Construction Hotel	6,693	9,796	22,036	—	13,555	—	5,152	—	—	—	7,007	64,239
Raw Land	9,036	8,537	31,649	—	—	—	1,311	34,388	—	—	22,900	107,821
Agricultural [1]	32,589	176,084	106,684	—	—	—	3,736	—	—	—	17,900	336,993
Total Commercial Real Estate [2]	$2,718,657	$2,327,058	$1,178,983	$484,434	$208,526	$178,094	$166,794	$ 146,287	$ 109,919	$ 100,654	$880,581	$8,499,987

[1] Agriculture real estate loans and owner-occupied non-farm non-residential loans are not included within CRE for regulatory reporting purposes.

[2] Excludes multi-family residential loans of $1.14 billion and $496.5 million as of December 31, 2025 and December 31, 2024, respectively, which are included in the residential real estate loans throughout the filing. Multi-family residential loans are included in CRE for regulatory purposes.

Our loan policy states that in order to achieve a well-balanced, diversified credit portfolio, concentrations containing inappropriate or excessive risk are to be avoided. It is the goal of the Company to maintain a prudent diversification of loans. We define a concentration of credit as direct or indirect obligations according to the following guidelines: (i) concentrations of 25% or more of total risk-based capital by individual borrower, small, interrelated group of individuals, single repayment source or individual project; (ii) concentrations of 100% or more of total risk-based capital by industry or product line. As of December 31, 2025, we have not met the threshold for the concentration limits. In addition, the Bank's board of directors monitors the CRE loan portfolio for concentrations related to geography, industry, and collateral type and determines applicable guidelines. The Chief Lending Officer also reviews the portfolio periodically to determine if any concentrations exist and makes recommendations with respect to setting internal guidelines.

The Company also monitors key risk indicators ("KRIs") on a quarterly basis for the overall loan portfolio as well as specific KRIs for the CRE portfolio. The KRIs are tied to the Bank's appetite for credit risk which is reflected in the Bank's credit policy and underwriting criteria. The KRIs related to underwriting include loan downgrades by loan review, loan downgrades to classified levels and loan policy exceptions (loan to value, debt coverage ratio and credit score). The KRIs related to CRE loans include concentrations of construction and land loans, concentrations of total CRE loans, CRE loans in excess of loan to value guidelines and total real estate loans in excess of loan to value guidelines. The results of the KRI analysis are presented to the Bank's Asset Quality Committee on a quarterly basis. Any exceptions to established limits and thresholds are monitored and addressed in a timely manner as required by the Asset Quality Committee.

The Company has a CRE strategy and contingency plan which outlines the principles required to adequately manage our CRE exposures. It discusses the inherent risks within CRE lending, as well as the risks unique to specific lending activities and property taxes. In addition, the plan outlines internal limits related to CRE lending, reasoning for operating outside those limits, and provides for a contingency plan to reduce the CRE exposures under adverse economic conditions or other situations where it is deemed necessary to do so. The responsibility for monitoring the Company's CRE strategy and contingency plan, and subsequent reporting to management and the Bank's board of directors, lies with the Chief Lending Officer and the Asset Quality Committee. Within the CRE strategy and contingency plan, we established four adverse economic triggers to measure on an ongoing basis to attempt to determine when a change in CRE strategy might be warranted, at least from an external economic perspective. If one or a combination of these triggers have exceeded board approved thresholds, the Bank's Executive Risk Committee will determine which action or combination of actions to take based on the specific situation. The potential actions are likely to focus on tightening/loosening of underwriting criteria, potential capital raises or loan distribution actions such as selling or participating loans. However, other action steps may be considered depending upon the specific situation. Based on our evaluation of economic conditions as of December 31, 2025, the Company believes our current underwriting standards and capital position remain adequate for addressing the risks to our CRE portfolio.

Residential Real Estate Loans. We originate one to four family, residential mortgage loans generally secured by property located in our primary market areas. Approximately 57.7% and 34.9% of our residential mortgage loans consist of owner occupied 1-4 family properties and non-owner occupied 1-4 family properties (rental), respectively, as of December 31, 2025, with the remaining 7.4% relating to condos and mobile homes. Residential real estate loans generally have a loan-to-value ratio of up to 90%. These loans are underwritten by giving consideration to many factors including the borrower's ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio.

As of December 31, 2025, residential real estate loans totaled $3.28 billion, or 20.9%, of loans receivable, compared to $2.45 billion, or 16.6% of loans receivable, as of December 31, 2024. Residential real estate loans originated in our franchises in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $743.5 million, $1.18 billion, $847.0 million, $47.7 million, zero and $462.6 million, respectively, at December 31, 2025.

Consumer Loans. Our consumer loans are composed of secured and unsecured loans originated by our bank, the primary portion of which consists of loans to finance USCG registered high-end sail and power boats within our SPF division The performance of consumer loans will be affected by the local and regional economies as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics.

As of December 31, 2025, consumer loans totaled $1.25 billion, or 8.0% of loans receivable, compared to $1.23 billion, or 8.4% of loans receivable, as of December 31, 2024. Consumer loans originated in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $18.0 million, $6.2 million, $7.4 million, $421,000, $1.22 billion and zero, respectively, at December 31, 2025.

Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally speaking, accounts receivable are financed at between 50% and 80% of accounts receivable less than 60 days past due. Inventory financing will range between 50% and 80% (with no work in process) depending on the borrower and nature of inventory. We require a first lien position for those loans.

As of December 31, 2025, commercial and industrial loans totaled $2.22 billion, or 14.2% of loans receivable, which compared to $2.02 billion, or 13.7% of loans receivable, as of December 31, 2024. Commercial and industrial loans originated in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $507.9 million, $609.5 million, $805.1 million, $9.4 million, $163.2 million and $127.3 million, respectively, at December 31, 2025.

Agricultural Loans. Agricultural loans include loans for financing agricultural production, including loans to businesses or individuals engaged in the production of timber, poultry, livestock or crops and are not categorized as part of real estate loans. Our agricultural loans are generally secured by farm machinery, livestock, crops, vehicles or other agricultural-related collateral. A portion of our portfolio of agricultural loans is comprised of loans to individuals which would normally be characterized as consumer loans except for the fact that the individual borrowers are primarily engaged in the production of timber, poultry, livestock or crops.

As of December 31, 2025, agricultural loans totaled $359.9 million, or 2.3% of loans receivable, compared to the $367.3 million, or 2.5% of loans receivable as of December 31, 2024. Agricultural loans originated in our Arkansas, Florida and Texas markets were $59.5 million, $55,000 and $300.3 million, respectively, and zero in our Alabama, SPF and Centennial CFG markets at December 31, 2025.

Other Loans. Other loans include obligations (other than securities and leases) of states and political subdivisions in the United States; loans to nondepository financial institutions; loans for purchasing or carrying securities, including margin loans; leases and all other loans excluding consumer loans. The performance of other loans will be affected by the local, regional and national economies as well as the performance of the financial markets.

As of December 31, 2025, other loans totaled $225.4 million, or 1.4% of loans receivable, compared to the 187,153, or 1.2% of loans receivable as of December 31, 2024. Other loans originated in our Arkansas, Florida, Texas and Centennial CFG markets were $163.5 million, $31.7 million, $5.4 million and $24.8 million, respectively, and zero in our Alabama and SPF markets at December 31, 2025.

Table 11 presents the distribution of the maturity of our total loans as of December 31, 2025. The table also presents the portion of our loans that have fixed interest rates and interest rates that fluctuate over the life of the loans based on changes in the interest rate environment.

The loans acquired during our acquisitions accrete interest income through accretion of the difference between the carrying amount of the loans and the expected cash flows. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the weighted-average life of the loans).

Table 11: Maturity Distribution of Loan Portfolio and Interest Rate Detail of Loans Due After One Year

	Maturity Distribution of Loan Portfolio				
	One Year or Less	Over One Year Through Five Years	Over Five Years Through Fifteen Years	Over Fifteen Years	Total Loans Receivable
	(In thousands)				
Real estate:					
Commercial real estate loans					
Non-farm/non-residential	$ 1,544,437	$ 2,606,196	$ 925,248	$ 214,231	$ 5,290,112
Construction/land development	1,213,438	1,192,469	152,380	168,706	2,726,993
Agricultural	117,621	116,978	73,551	24,262	332,412
Residential real estate loans					
Residential 1-4 family	257,055	429,436	271,120	1,176,723	2,134,334
Multifamily residential	515,230	557,989	51,513	16,179	1,140,911
Total real estate	3,647,781	4,903,068	1,473,812	1,600,101	11,624,762
Consumer	9,445	23,630	330,989	889,682	1,253,746
Commercial and industrial	720,355	904,420	582,684	14,942	2,222,401
Agricultural	285,279	63,387	10,663	550	359,879
Other	27,666	171,493	7,936	18,326	225,421
Total loans receivable	$ 4,690,526	$ 6,065,998	$ 2,406,084	$ 2,523,601	$ 15,686,209

	Loans Due After One Year		
	Predetermined Interest Rates	Floating or Adjustable Interest Rates	Total
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 1,482,487	$ 2,263,188	$ 3,745,675
Construction/land development	140,906	1,372,649	1,513,555
Agricultural	114,032	100,759	214,791
Residential real estate loans			
Residential 1-4 family	622,660	1,254,619	1,877,279
Multifamily residential	265,555	360,126	625,681
Total real estate	2,625,640	5,351,341	7,976,981
Consumer	1,211,503	32,798	1,244,301
Commercial and industrial	365,372	1,136,674	1,502,046
Agricultural	22,983	51,617	74,600
Other	84,778	112,977	197,755
Total loans receivable	$ 4,310,276	$ 6,685,407	$ 10,995,683

Non-Performing Assets

We classify our problem loans into three categories: past due loans, special mention loans and classified loans (accruing and non-accruing).

When management determines that a loan is no longer performing, and that collection of interest appears doubtful, the loan is placed on non-accrual status. Generally, loans that are 90 days past due are placed on non-accrual status unless they are adequately secured and there is reasonable assurance of full collection of both principal and interest. Our management closely monitors all loans that are contractually 90 days past due, treated as "special mention" or otherwise classified or on non-accrual status.

Purchased loans that have experienced more than insignificant credit deterioration since origination are PCD loans. An allowance for credit losses is determined using the same methodology as other loans. For PCD loans not individually analyzed for impairment, the Company develops separate PCD models for each loan segment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses. The Company held approximately $52.2 million and $76.3 million in PCD loans, as of December 31, 2025 and 2024, respectively.

Table 12 sets forth information with respect to our non-performing assets as of December 31, 2025 and 2024. As of these dates, all non-performing restructured loans are included in non-accrual loans.

Table 12: Non-performing Assets

	As of December 31,	
	2025	**2024**
	(Dollars in thousands)	
Non-accrual loans	$ 78,002	$ 93,853
Loans past due 90 days or more (principal or interest payments)	6,980	5,034
Total non-performing loans	84,982	98,887
Other non-performing assets		
Foreclosed assets held for sale, net	39,831	43,407
Other non-performing assets	—	63
Total other non-performing assets	39,831	43,470
Total non-performing assets	$ 124,813	$ 142,357
Allowance for credit losses to non-accrual loans	381.51 %	293.95 %
Allowance for credit losses to non-performing loans	350.17	278.99
Non-accrual loans to total loans	0.50	0.64
Non-performing loans to total loans	0.54	0.67
Non-performing assets to total assets	0.55	0.63

Our non-performing loans are comprised of non-accrual loans and accruing loans that are contractually past due 90 days. Our bank subsidiary recognizes income principally on the accrual basis of accounting. When loans are classified as non-accrual, the accrued interest is charged off and no further interest is accrued, unless the credit characteristics of the loan improve. If a loan is determined by management to be uncollectible, the portion of the loan determined to be uncollectible is then charged to the allowance for credit losses.

As of December 31, 2025, our non-performing loans decreased to $85.0 million, or 0.54%, of total loans from $98.9 million, or 0.67%, of total loans as of December 31, 2024. The allowance for credit losses as a percentage of non-performing loans increased to 350.17% as of December 31, 2025, compared to 278.99% as of December 31, 2024. As of December 31, 2025, our non-performing assets decreased to $124.8 million, or 0.55%, of total assets from $142.4 million, or 0.63%, of total assets as of December 31, 2024.

Table 13 below shows the non-performing loans and non-performing assets by region as of December 31, 2025 and December 31, 2024:

Table 13: Non-Performing Loans and Assets by Region

(in thousands)	Texas	Arkansas	Centennial CFG	Shore Premier Finance	Florida	Alabama	Total
			December 31, 2025				
Non-accrual loans	$ 24,234	$ 18,234	$ 787	$ 10,048	$ 24,645	$ 54	$ 78,002
Loans 90+ days past due	2,383	291	—	3,286	1,020	—	6,980
Total non-performing loans	$ 26,617	$ 18,525	$ 787	$ 13,334	$ 25,665	$ 54	$ 84,982
Foreclosed assets held for sale	15,988	771	22,812	—	260	—	39,831
Total other non-performing assets	15,988	771	22,812	—	260	—	39,831
Total non-performing assets	$ 42,605	$ 19,296	$ 23,599	$ 13,334	$ 25,925	$ 54	$ 124,813

(in thousands)	Texas	Arkansas	Centennial CFG	Shore Premier Finance	Florida	Alabama	Total
			December 31, 2024				
Non-accrual loans	$ 23,494	$ 18,448	$ 7,390	$ 5,537	$ 38,778	$ 206	$ 93,853
Loans 90+ days past due	4,134	538	—	—	362	—	5,034
Total non-performing loans	$ 27,628	$ 18,986	$ 7,390	$ 5,537	$ 39,140	$ 206	$ 98,887
Foreclosed assets held for sale	13,924	757	22,775	—	5,951	—	43,407
Other non-performing assets	63	—	—	—	—	—	63
Total other non-performing assets	13,987	757	22,775	—	5,951	—	43,470
Total non-performing assets	$ 41,615	$ 19,743	$ 30,165	$ 5,537	$ 45,091	$ 206	$ 142,357

Debt restructuring generally occurs when a borrower is experiencing, or is expected to experience, financial difficulties in the near term. As a result, we will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. In those circumstances it may be beneficial to restructure the terms of a loan and work with the borrower for the benefit of both parties, versus forcing the property into foreclosure and having to dispose of it in an unfavorable and depressed real estate market. When we have modified the terms of a loan, we usually either reduce the monthly payment and/or interest rate for generally about three to twelve months. For our restructured loans that accrue interest at the time the loan is restructured, it would be a rare exception to have charged-off any portion of the loan. As of December 31, 2025, we had $98.7 million of restructured loans that are in compliance with the modified terms and are not reported as past due or non-accrual. Our Florida market contains $1.4 million, our Arkansas market contains $1.9 million, our Texas market contains $92.5 million and our SPF region contains $2.9 million of these restructured loans.

During the year ended December 31, 2025, the Company restructured approximately $5.0 million in loans to 13 borrowers. The ending balance of these loans as of December 31, 2025, was $4.9 million. The majority of the Bank's restructured loans involve reducing the interest rate, changing from a principal and interest payment to interest-only, lengthening the amortization period, or a combination of some or all of the three. In addition, it is common for the Bank to seek additional collateral or guarantor support when modifying a loan. At December 31, 2025, the amount of restructured loans was $115.6 million. As of December 31, 2025, 85.4% of all restructured loans were performing to the terms of the restructure. Six of the $115.6 million in restructured loans held by the Company were considered to be collateral dependent as of December 31, 2025. The outstanding balance of these loans was $109.2 million, and the specific reserve was $3.7 million.

Total foreclosed assets held for sale were $39.8 million as of December 31, 2025, compared to $43.4 million as of December 31, 2024 for a decrease of $3.6 million. The foreclosed assets held for sale as of December 31, 2025 are comprised of approximately $771,000 of assets located in Arkansas, $260,000 of assets located in Florida, $16.0 million located in Texas, zero located in Alabama, zero for SPF and $22.8 million of assets in our Centennial CFG market. The majority of the foreclosed assets held for sale is comprised of two properties. The first is an office building located in Santa Monica, California with a carrying value of $22.8 million. The second is an apartment complex which is under construction in Gunter, Texas with a carrying value of $14.8 million. These two properties account for $37.6 million of the balance of foreclosed assets held for sale at December 31, 2025.

Table 14 shows the summary of foreclosed assets held for sale as of December 31, 2025 and 2024.

Table 14: Total Foreclosed Assets Held for Sale

	December 31			
	2025		2024	
	(In thousands)			
Commercial real estate loans				
Non-farm/non-residential	$	23,433	$	28,392
Construction/land development		15,230		13,391
Residential real estate loans				
Residential 1-4 family		1,168		1,624
Total foreclosed assets held for sale	$	39,831	$	43,407

The Company had $219.4 million and $268.0 million in impaired loans (which includes loans individually analyzed for credit losses for which a specific reserve has been recorded, non-accrual loans, loans past due 90 days or more and restructured loans made to borrowers experiencing financial difficulty) as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets accounted for approximately $28.8 million, $27.0 million, $149.5 million, $54,000, $13.3 million and $787,000, respectively, of the impaired loans.

As of December 31, 2025, the amortized cost balance for loans with a specific allocation was $71.3 million, and the specific allocation was $17.0 million. As of December 31, 2024, the amortized cost balance for loans with a specific allocation was $92.7 million, and the specific allocation was $23.8 million.

Past Due and Non-Accrual Loans

Table 15 shows the summary non-accrual loans as of December 31, 2025 and 2024:

Table 15: Total Non-Accrual Loans

	As of December 31,			
	2025		2024	
	(In thousands)			
Real estate:				
Commercial real estate loans				
Non-farm/non-residential	$	21,685	$	35,868
Construction/land development		5,444		3,702
Agricultural		489		559
Residential real estate loans				
Residential 1-4 family		24,149		22,539
Multifamily residential		10,925		13,083
Total real estate		62,692		75,751
Consumer		10,326		6,178
Commercial and industrial		3,760		10,931
Agricultural & other		1,224		993
Total non-accrual loans	$	78,002	$	93,853

If the non-accrual loans had been accruing interest in accordance with the original terms of their respective agreements, interest income of approximately $6.3 million for the year ended December 31, 2025, $7.4 million in 2024, and $5.4 million in 2023 would have been recorded. Interest income recognized on the non-accrual loans for the years ended December 31, 2025, 2024 and 2023 was considered immaterial.

Table 16 shows the summary of accruing past due loans 90 days or more as of December 31, 2025 and 2024:

Table 16: Total Loans Accruing Past Due 90 Days or More

	As of December 31,	
	2025	2024
	(In thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ —	$ 304
Construction/land development	405	600
Residential real estate loans		
Residential 1-4 family	2,321	1,835
Total real estate	2,726	2,739
Consumer	3,290	32
Commercial and industrial	964	2,263
Total loans accruing past due 90 days or more	$ 6,980	$ 5,034

Our total loans accruing past due 90 days or more and non-accrual loans to total loans was 0.54% and 0.67% as of December 31, 2025 and 2024, respectively.

Allowance for Credit Losses

Overview. The allowance for credit losses on loans receivable increased from $275.9 million as of December 31, 2024 to $297.6 million as of December 31, 2025. The specific reserve for loans individually analyzed for credit losses was $17.0 million on $186.5 million of individually analyzed loans as of December 31, 2025, compared to a reserve of $23.8 million on $209.8 million of individually analyzed loans as of December 31, 2024. The allowance for credit losses as a percentage of loans was 1.90% and 1.87% at December 31, 2025 and December 31, 2024, respectively.

Loans Collectively Evaluated for Credit Loss. Loans receivable collectively evaluated for credit loss increased by approximately $945.0 million from $14.55 billion at December 31, 2024 to $15.50 billion at December 31, 2025. The percentage of the allowance for credit losses allocated to loans receivable collectively evaluated for credit loss to the total loans collectively evaluated for impairment increased from 1.73% at December 31, 2024 to 1.81% at December 31, 2025.

Charge-offs and Recoveries. Total charge-offs decreased to $15.2 million for the year ended December 31, 2025, compared to $63.0 million for the year ended December 31, 2024. Total recoveries increased to $12.8 million for the year ended December 31, 2025, compared to $2.3 million for the same period in 2024. Net loans charged off for the years ended December 31, 2025 and 2024 were $2.4 million and $60.8 million, respectively. The increase in net charge-offs for the year ended December 31, 2024 was due to the asset quality cleanup project the Company completed in the fourth quarter of 2024.

Table 17 below shows a summary of the charge-off detail by region for the years ended December 31, 2025 and December 31, 2024.

Table 17: Charge-Off Detail by Region

		December 31, 2025												
(in thousands)		Texas		Arkansas		Centennial CFG		Shore Premier Finance		Florida		Alabama		Total
Charge-off	$	6,128	$	2,961	$	181	$	1,770	$	4,073	$	130	$	15,243
Recovery		10,482		871		658		34		790		11		12,846
Net (recoveries) charge-offs	$	(4,354)	$	2,090	$	(477)	$	1,736	$	3,283	$	119	$	2,397

		December 31, 2024												
(in thousands)		Texas		Arkansas		Centennial CFG		Shore Premier Finance		Florida		Alabama		Total
Charge-off	$	51,251	$	5,952	$	2,195	$	1,751	$	1,836	$	51	$	63,036
Recovery		772		911		—		22		557		20		2,282
Net charge-offs	$	50,479	$	5,041	$	2,195	$	1,729	$	1,279	$	31	$	60,754

While the 2025 charge-offs and recoveries consisted of many relationships, there was only one individual relationship that consisted of a charge-off greater than $1.0 million. This was a $2.2 million charge-off for a commercial real estate loan in our Florida market.

While the 2024 charge-offs and recoveries consisted of many relationships, there were seven individual relationships that consisted of charge-offs greater than $1.0 million. The first was a $26.1 million charge-off for a commercial real estate loan in our Texas market. The second was an $8.8 million charge-off for a commercial real estate loan in our Texas market. The third was a $6.5 million charge-off for a residential real estate loan in our Texas market. The fourth was a $3.0 million charge-off for a commercial and industrial loan in our Arkansas market. The fifth was a $2.0 million charge-off for a commercial and industrial loan in our Texas market. The sixth was a $2.0 million charge-off for a commercial and industrial loan in our Centennial CFG Market. The seventh was a $1.1 million charge-off for commercial real estate loan in our Texas market. As noted previously, the increase in charge-offs was primarily due to the asset quality cleanup project completed during the fourth quarter of 2024.

We have not charged off an amount less than what was determined to be the fair value of the collateral as presented in the appraisal, less estimated costs to sell (for collateral dependent loans), for any period presented. Loans partially charged-off are placed on non-accrual status until it is proven that the borrower's repayment ability with respect to the remaining principal balance can be reasonably assured. This is usually established over a period of 6-12 months of timely payment performance.

Table 18 shows the allowance for credit losses, charge-offs and recoveries for loans as of and for the years ended December 31, 2025 and 2024.

Table 18: Analysis of Allowance for Credit Losses

	As of December 31,	
	2025	**2024**
	(Dollars in thousands)	
Balance, beginning of year	$ 275,880	$ 288,234
Loans charged off		
Real estate:		
Commercial real estate loans:		
Non-farm/non-residential	3,034	38,132
Construction/land development	70	1,437
Residential real estate loans:		
Residential 1-4 family	631	567
Multifamily residential	—	6,500
Total real estate	3,735	46,636
Consumer	2,321	2,214
Commercial and industrial	6,377	11,089
Other	2,810	3,097
Total loans charged off	15,243	63,036
Recoveries of loans previously charged off		
Real estate:		
Commercial real estate loans:		
Non-farm/non-residential	8,700	59
Construction/land development	576	221
Residential real estate loans:		
Residential 1-4 family	223	180
Total real estate	9,499	460
Consumer	118	105
Commercial and industrial	2,378	628
Other	851	1,089
Total recoveries	12,846	2,282
Net loans charged off (recovered)	2,397	60,754
Provision for credit loss - loans	24,100	48,400
Balance, end of year	$ 297,583	$ 275,880
Net charge-offs (recoveries) to average loans receivable	0.02 %	0.41 %
Allowance for credit losses to total loans	1.90	1.87
Allowance for credit losses to net charge-offs (recoveries)	12,414.81	454.09

Net charge-offs to average loans receivable were 0.02% and 0.41% as of December 31, 2025 and 2024, respectively. The low level of charge-offs for the year ended December 31, 2025, emphasize the Company's strong asset quality, and additional disclosure of net charge-offs to average loans outstanding by loan category is not considered necessary. Despite the higher level in net charge-offs for the year ended December 31, 2024, related to the asset quality cleanup project, the Company considers the level immaterial for additional disclosure of net charge-offs to average loans outstanding by loan category.

Table 19 presents the allocation of allowance for credit losses as of December 31, 2025 and 2024.

Table 19: Allocation of Allowance for Credit Losses

	December 31, 2025			
	2025		2024	
	Allowance Amount	% of loans[1]	Allowance Amount	% of loans[1]
	(Dollars in thousands)			
Real estate:				
Commercial real estate loans:				
Non-farm/non- residential	$ 74,172	33.7 %	$ 88,141	36.7 %
Construction/land development	48,023	17.4	52,271	18.5
Agricultural	3,048	2.1	3,174	2.3
Residential real estate loans:				
Residential 1-4 family	46,291	13.6	40,347	13.2
Multifamily residential	26,401	7.3	10,488	3.4
Total real estate	197,935	74.1	194,421	74.1
Consumer	28,993	8.0	27,589	8.4
Commercial and industrial	64,396	14.2	48,330	13.7
Agricultural	1,536	2.3	1,291	2.5
Other	4,723	1.4	4,249	1.3
Total	$ 297,583	100.0 %	$ 275,880	100.0 %

(1) Percentage of loans in each category to total loans receivable.

Investment Securities

Our securities portfolio is the second largest component of earning assets and provides a significant source of revenue. Securities within the portfolio are classified as held-to-maturity ("HTM"), available-for-sale ("AFS"), or trading based on the intent and objective of the investment and the ability to hold to maturity. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities. The estimated effective duration of our securities portfolio was 4.9 years as of December 31, 2025.

Securities held-to-maturity, which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. We had $1.26 billion and $1.28 billion of held-to-maturity securities at December 31, 2025 and 2024, respectively.

As of December 31, 2025, $1.10 billion, or 87.4%, were invested in obligations of state and political subdivisions, compared to $1.11 billion, or 86.8%, as of December 31, 2024. As of December 31, 2025, $43.8 million, or 3.5%, were invested in obligations of U.S. Government-sponsored enterprises, compared to $43.6 million, or 3.4%, as of December 31, 2024. As of December 31, 2025, $114.8 million, or 9.1%, were invested in U.S. Government-sponsored mortgage-backed securities, compared to $124.2 million, or 9.7%, as of December 31, 2024.

Securities available-for-sale are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity as other comprehensive income. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. Available-for-sale securities were $2.87 billion and $3.07 billion as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, $1.21 billion, or 42.2%, of our available-for-sale securities were invested in U.S. government-sponsored mortgage-backed securities, compared to $1.32 billion, or 43.1%, of our available-for-sale securities as of December 31, 2024. To reduce our income tax burden, $887.8 million, or 30.9%, of our available-for-sale securities portfolio as of December 31, 2025, were primarily invested in tax-exempt obligations of state and political subdivisions, compared to $870.4 million, or 28.3%, of our available-for-sale securities as of December 31, 2024. We had $240.8 million, or 8.4%, invested in obligations of U.S. Government-sponsored enterprises as of December 31, 2025, compared to $284.8 million, or 9.3%, of our available-for-sale securities as of December 31, 2024. We had $157.8 million, or 5.5%, invested in non-government-sponsored asset backed securities as of December 31, 2025, compared to $225.6 million, or 7.3%, of our available-for-sale securities as of December 31, 2024. As of December 31, 2025, $145.7 million, or 5.1%, of our available-for-sale securities were invested in private mortgage-backed securities, compared to $171.4 million, or 5.6%, of our available-for-sale securities as of December 31, 2024. Also, we had approximately $226.8 million, or 7.9%, invested in other securities as of December 31, 2025, compared to $195.8 million, or 6.4% of our available-for-sale securities as of December 31, 2024.

During the year ended December 31, 2025, the Company recovered $2.2 million in AFS reserves due to an upgrade in the credit quality of the subordinated debt investment securities for which an allowance had been previously recorded. During the year ended December 31, 2024, the Company recovered $330,000 in AFS reserves due to an improvement in the unrealized loss position of one of the Company's subordinated debt investments. During the year ended December 31, 2023, one of the Company's AFS subordinated debt investment securities was downgraded below investment grade. As result, the Company wrote down the value of the investment to its unrealized loss position, which required a $1.7 million provision, but the remaining $842,000 allowance for credit losses on AFS investments associated with certain securities in the subordinated debt portfolio within the banking sector was considered adequate.

At December 31, 2025, 2024 and 2023, the $2.0 million allowance for credit losses for the held-to-maturity portfolio was considered adequate. No additional provision for credit losses was considered necessary for the HTM portfolio.

Table 20 presents the carrying value and fair value of available-for-sale and held-to-maturity investment securities as of December 31, 2025 and 2024.

Table 20: Investment Securities

	December 31, 2025					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	$ 246,891	$ —	$ 246,891	$ 998	$ (7,107)	$ 240,782
U.S. government-sponsored mortgage-backed securities	1,345,469	—	1,345,469	1,478	(133,999)	1,212,948
Private mortgage-backed securities	152,578	—	152,578	126	(6,984)	145,720
Non-government-sponsored asset backed securities	158,446	—	158,446	325	(927)	157,844
State and political subdivisions	951,822	—	951,822	1,419	(65,403)	887,838
Other securities	233,614	—	233,614	2,147	(8,962)	226,799
Total	$3,088,820	$ —	$3,088,820	$ 6,493	$ (223,382)	$2,871,931

	December 31, 2025					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Held-to-maturity						
U.S. government-sponsored enterprises	$ 43,841	$ —	$ 43,841	$ —	$ (1,391)	$ 42,450
U.S. government-sponsored mortgage-backed securities	114,813	—	114,813	400	(3,258)	111,955
State and political subdivisions	1,102,613	(2,005)	1,100,608	71	(94,032)	1,006,647
Total	$1,261,267	$ (2,005)	$1,259,262	$ 471	$ (98,681)	$1,161,052

	December 31, 2024					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	$ 297,698	$ —	$ 297,698	$ 1,164	$ (14,072)	$ 284,790
U.S. government-sponsored mortgage-backed securities	1,527,463	—	1,527,463	760	(203,539)	1,324,684
Private mortgage-backed securities	184,643	—	184,643	—	(13,249)	171,394
Non-government-sponsored asset backed securities	228,751	—	228,751	331	(3,434)	225,648
State and political subdivisions	956,055	—	956,055	335	(86,029)	870,361
Other securities	215,662	(2,195)	213,467	576	(18,281)	195,762
Total	$3,410,272	$ (2,195)	$3,408,077	$ 3,166	$ (338,604)	$3,072,639

	December 31, 2024					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Held-to-maturity						
U.S. government-sponsored enterprises	$ 43,560	$ —	$ 43,560	$ —	$ (3,021)	$ 40,539
U.S. government-sponsored mortgage-backed securities	124,169	—	124,169	—	(6,695)	117,474
State and political subdivisions	1,109,480	(2,005)	1,107,475	39	(122,587)	984,927
Total	$1,277,209	$ (2,005)	$1,275,204	$ 39	$ (132,303)	$1,142,940

Table 21 reflects the amortized cost and estimated fair value of available-for-sale and held-to-maturity securities as of December 31, 2025 and 2024, by contractual maturity as well as the weighted-average yields (for tax-exempt obligations on a fully taxable equivalent basis) of those securities by contractual maturity. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

Table 21: Maturity and Yield Distribution of Investment Securities

	December 31, 2025						
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Total Amortized Cost	Total Fair Value
	(Dollars in thousands)						
Available-for-sale							
U.S. government-sponsored enterprises	$ 42,979	$ 132,035	$ 21,034	$ 50,843	$ —	$ 246,891	$ 240,782
U.S. government-sponsored mortgage-backed securities	—	—	—	—	1,345,469	1,345,469	1,212,948
Private mortgage-backed securities	—	—	—	—	152,578	152,578	145,720
Non-government-sponsored asset backed securities	—	—	—	—	158,446	158,446	157,844
State and political subdivisions	7,587	65,981	179,067	699,187	—	951,822	887,838
Other securities	5,125	48,679	172,403	7,407	—	233,614	226,799
Total	$ 55,691	$ 246,695	$ 372,504	$ 757,437	$1,656,493	$3,088,820	$ 2,871,931
Percentage of total amortized cost	1.8 %	8.0 %	12.1 %	24.5 %	53.6 %	100.0 %	

	December 31, 2025						
	1 Year or Less	**1 Year Through 5 Years**	**5 Years Through 10 Years**	**Over 10 Years**	**Monthly Amortizing Securities**	**Total Amortized Cost**	**Total Fair Value**
	(Dollars in thousands)						
Held-to-maturity							
U.S. government-sponsored enterprises	$ —	$ 29,600	$ 14,241	$ —	$ —	$ 43,841	$ 42,450
U.S. government-sponsored mortgage-	—	—	—	—	114,813	114,813	111,955
State and political subdivisions	—	81,573	356,287	664,753	—	1,102,613	1,006,647
Total	$ —	$ 111,173	$ 370,528	$ 664,753	$ 114,813	$1,261,267	$ 1,161,052
Percentage of total amortized cost	— %	8.8 %	29.4 %	52.7 %	9.1 %	100.0 %	

	December 31, 2025					
	1 Year or Less	**1 Year Through 5 Years**	**5 Years Through 10 Years**	**Over 10 Years**	**Monthly Amortizing Securities**	**Tax Equivalent Yield**
	(Dollars in thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	1.32 %	2.31 %	5.08 %	5.49 %	— %	3.03 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	2.66	2.66
Private mortgage-backed securities	—	—	—	—	3.75	3.75
Non-government-sponsored asset backed securities	—	—	—	—	5.01	5.01
State and political subdivisions	2.89	3.13	3.75	3.02	—	3.16
Other securities	4.52	4.43	5.13	5.00	—	4.96
Held-to-maturity						
U.S. government-sponsored enterprises	— %	3.36 %	2.33 %	— %	— %	3.03 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	4.32	4.32
State and political subdivisions	—	3.18	3.43	3.73	—	3.64

	December 31, 2024						
	1 Year or Less	**1 Year Through 5 Years**	**5 Years Through 10 Years**	**Over 10 Years**	**Monthly Amortizing Securities**	**Total Amortized Cost**	**Total Fair Value**
	(Dollars in thousands)						
Available-for-sale							
U.S. government-sponsored enterprises	$ 9,034	$ 167,797	$ 50,608	$ 70,259	$ —	$ 297,698	$ 284,790
U.S. government-sponsored mortgage-backed securities	—	—	—	—	1,527,463	1,527,463	1,324,684
Private mortgage-backed securities	—	—	—	—	184,643	184,643	171,394
Non-government-sponsored asset backed securities	—	—	—	—	228,751	228,751	225,648
State and political subdivisions	5,687	51,211	167,514	731,643	—	956,055	870,361
Other securities	3,011	55,940	146,321	10,390	—	215,662	195,762
Total	$ 17,732	$ 274,948	$ 364,443	$ 812,292	$1,940,857	$3,410,272	$ 3,072,639
Percentage of total amortized cost	0.5 %	8.1 %	10.7 %	23.8 %	56.9 %	100.0 %	

	December 31, 2024						
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Total Amortized Cost	Total Fair Value
	(Dollars in thousands)						
Held-to-maturity							
U.S. government-sponsored enterprises	$ —	$ 14,455	$ 29,105	$ —	$ —	$ 43,560	$ 40,539
U.S. government-sponsored mortgage-	—	—	—	—	124,169	124,169	117,474
State and political subdivisions	—	41,372	336,948	731,160	—	1,109,480	984,927
Total	$ —	$ 55,827	$ 366,053	$ 731,160	$ 124,169	$1,277,209	$ 1,142,940
Percentage of total amortized cost	— %	4.4 %	28.7 %	57.2 %	9.7 %	100.0 %	

	December 31, 2024					
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Tax Equivalent Yield
	(Dollars in thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	0.76 %	2.40 %	4.10 %	5.87 %	— %	3.49 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	2.70	2.70
Private mortgage-backed securities	—	—	—	—	3.81	3.81
Non-government-sponsored asset backed securities	—	—	—	—	5.02	5.02
State and political subdivisions	3.34	3.03	3.74	2.88	—	3.04
Other securities	—	4.18	4.32	4.97	—	4.31
Held-to-maturity						
U.S. government-sponsored enterprises	— %	2.42 %	3.34 %	— %	— %	3.03 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	4.30	4.30
State and political subdivisions	—	3.19	3.38	3.72	—	3.60

The weighted average tax-equivalent yield is calculated by multiplying the carried book value by the tax-equivalent yield for each security and is then grouped by investment type and maturity. Tax-exempt obligations have been computed on a tax-equivalent basis. Taxable-equivalent adjustments are the result of increasing income from tax-free investments by an amount equal to the taxes that would be paid if the income were fully taxable, thus making tax-exempt yields comparable to taxable asset yields. Taxable equivalent adjustments were based upon 24.359% and 24.433% income tax rates for 2025 and 2024, respectively. In 2025, $30.9 million of interest income on debt securities was excluded from Federal taxation, and $8.0 million was excluded from state taxation. In 2024, $31.0 million of interest income on debt securities was excluded from Federal taxation, and $13.1 million was excluded from state taxation.

Deposits

Our deposits averaged $17.32 billion for the year ended December 31, 2025 and $16.85 billion for 2024. Total deposits increased $333.7 million, or 1.9%, to $17.48 billion as of December 31, 2025, from $17.15 billion as of December 31, 2024. Uninsured deposits including related interest accrued and unpaid were $8.77 billion as of December 31, 2025 compared to $8.39 billion as of December 31, 2024. Deposits are our primary source of funds. We offer a variety of products designed to attract and retain deposit customers. Those products consist of checking accounts, regular savings deposits, NOW accounts, money market accounts and certificates of deposit. Deposits are gathered from individuals, partnerships and corporations in our market areas. In addition, we obtain deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions.

Our policy also permits the acceptance of brokered deposits. From time to time, when appropriate in order to fund strong loan demand, we accept brokered time deposits, generally in denominations of less than $250,000, from a regional brokerage firm, and other national brokerage networks. We also participate in the One-Way Buy Insured Cash Sweep ("ICS") service and similar services, which provide for one-way buy transactions among banks for the purpose of purchasing cost-effective floating-rate funding without collateralization or stock purchase requirements. Management believes these sources represent a reliable and cost-efficient alternative funding source for the Company. However, to the extent that our condition or reputation deteriorates, or to the extent that there are significant changes in market interest rates which we do not elect to match, we may experience an outflow of brokered deposits. In that event we would be required to obtain alternate sources for funding.

Table 22 reflects the classification of the brokered deposits as of December 31, 2025 and 2024.

Table 22: Brokered Deposits

	December 31, 2025	December 31, 2024
	(In thousands)	
Insured Cash Sweep and Other Transaction Accounts	$ 435,678	$ 448,442
Total Brokered Deposits	$ 435,678	$ 448,442

The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing. We may allow higher rate deposits to run off during periods of limited loan demand. We believe that additional funds can be attracted, and deposit growth can be realized through deposit pricing if we experience increased loan demand or other liquidity needs.

The Federal Reserve Board sets various benchmark rates, including the Federal Funds rate, and thereby influences the general market rates of interest, including the deposit and loan rates offered by financial institutions. The Federal Reserve reduced the target rate three times during 2024. First, on September 18, 2024, the Federal Reserve reduced the target rate to 4.75% to 5.00%, second, on November 7, 2024, the target rate was reduced to 4.50% to 4.75% and third, on December 18, 2024, the target rate was reduced to 4.25% to 4.50%. The Federal Reserve reduced the target rate three times during 2025. First, on September 17, 2025, the Federal Reserve reduced the target rate to 4.00% to 4.25%, second, on October 29, 2025, the target rate was reduced to 3.75% to 4.00% and third, on December 10, 2025, the target rate was reduced to 3.50% to 3.75%.

Table 23 reflects the classification of the average deposits and the average rate paid on each deposit category which is in excess of 10 percent of average total deposits, for the years ended December 31, 2025, 2024, and 2023.

Table 23: Average Deposit Balances and Rates

	Years Ended December 31,					
	2025		2024		2023	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)					
Non-interest-bearing transaction accounts	$ 3,961,332	— %	$ 4,029,684	— %	$ 4,599,241	— %
Interest-bearing transaction accounts	10,388,404	2.61	9,953,784	2.97	9,905,696	2.51
Savings deposits	1,103,537	0.71	1,124,219	0.84	1,256,548	0.78
Time deposits:						
$100,000 or more	1,298,075	3.82	1,150,737	4.28	822,977	3.17
Other time deposits	566,599	3.30	596,565	3.75	461,179	2.46
Total	$ 17,317,947	2.00 %	$ 16,854,989	2.23 %	$ 17,045,641	1.74 %

Table 24 presents our maturities of time deposits as of December 31, 2025 and December 31, 2024.

Table 24: Maturities of Time Deposits

	As of December 31,					
	2025			2024		
	Insured	Uninsured	Total	Insured	Uninsured	Total
	(Dollars in thousands)					
Maturing						
Three months or less	$ 474,969	$ 213,325	$ 688,294	$ 470,966	$ 258,182	$ 729,148
Over three months to six months	267,736	91,618	359,354	275,917	96,544	372,461
Over six months to 12 months	249,951	204,412	454,363	313,341	267,888	581,229
Over 12 months	85,557	231,156	316,713	96,659	12,835	109,494
Total	$ 1,078,213	$ 740,511	$ 1,818,724	$ 1,156,883	$ 635,449	$ 1,792,332

Securities Sold Under Agreements to Repurchase

We enter into short-term purchases of securities under agreements to resell (resale agreements) and sales of securities under agreements to repurchase (repurchase agreements) of substantially identical securities. The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced. Interest incurred on repurchase agreements is reported as interest expense. Securities sold under agreements to repurchase decreased $6.5 million, or 4.0%, from $162.4 million as of December 31, 2024 to $155.8 million as of December 31, 2025.

FHLB and Other Borrowed Funds

The Company's FHLB borrowed funds, which are secured by our loan portfolio, were $500.0 million and $600.0 million at December 31, 2025 and 2024, respectively. At December 31, 2025, $100.0 million and $400.0 million balance was classified as short-term and long-term advances, respectively. At December 31, 2024, $100.0 million and $500.0 million balance was classified as short-term and long-term advances, respectively. The FHLB advances mature from 2026 to 2037 with fixed interest rates ranging from 3.37% to 4.84% and are secured by loans and investments securities. Expected maturities could differ from contractual maturities because the FHLB has the right to call or the Company has the right to prepay certain obligations.

Other borrowed funds were $250,000 as of December 31, 2025 and were classified as short-term advances. Other borrowed funds were $750,000 as of December 31, 2024 and were classified as short-term advances. During the fourth quarter of 2024, the Company paid off its $700.0 million advance from the Federal Reserve's Bank Term Funding Program ("BTFP").

Additionally, the Company had $1.48 billion and $1.22 billion at December 31, 2025 and 2024, respectively, in letters of credit under a FHLB blanket borrowing line of credit, which are used to collateralize public deposits at December 31, 2025 and 2024, respectively.

Subordinated Debentures

Subordinated debentures were $279.3 million and $439.2 million as of December 31, 2025 and 2024, respectively.

On July 31, 2025, the Company completed the payoff of its $140.0 million in aggregate principal amount of 5.500% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "2030 Notes") acquired from Happy on April 1, 2022, for which the Company had recorded a value of approximately $144.4 million, including fair value adjustments. Each 2030 Note was redeemed pursuant to the terms of the Subordinated Indenture, dated as of July 30, 2020, between the Company and UMB Bank, the Trustee for the 2030 Notes, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Prior to their redemption, the 2030 Notes were unsecured, subordinated debt obligations of the Company and were scheduled to mature on July 31, 2030. From and including the date of issuance to, but excluding July 31, 2025 or the date of earlier redemption, the 2030 Notes bore interest at an initial rate of 5.50% per annum, payable in arrears on January 31 and July 31 of each year. From and including July 31, 2025 to, but excluding, the maturity date or earlier redemption, the 2030 Notes were to bear interest at a floating rate equal to the Benchmark rate (which is expected to be 3-month Secured Overnight Funding Rate ("SOFR")), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2030 Notes, plus 5.345%, payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year, commencing on October 31, 2025.

The Company was permitted, beginning with the interest payment date of July 31, 2025, and on any interest payment date thereafter, to redeem the 2030 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company was also permitted to redeem the 2030 Notes at any time, including prior to July 31, 2025, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occurred that could impact the Company's ability to deduct interest payable on the 2030 Notes for U.S. federal income tax purposes or preclude the 2030 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company was required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2030 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On January 18, 2022, the Company completed an underwritten public offering of $300.0 million in aggregate principal amount of its 3.125% Fixed-to-Floating Rate Subordinated Notes due 2032 (the "2032 Notes") for net proceeds, after underwriting discounts and issuance costs of approximately $296.4 million. The 2032 Notes are unsecured, subordinated debt obligations of the Company and will mature on January 30, 2032. From and including the date of issuance to, but excluding January 30, 2027 or the date of earlier redemption, the 2032 Notes will bear interest at an initial rate of 3.125% per annum, payable in arrears on January 30 and July 30 of each year. From and including January 30, 2027 to, but excluding, the maturity date or earlier redemption, the 2032 Notes will bear interest at a floating rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR)), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2032 Notes, plus 182 basis points, payable quarterly in arrears on January 30, April 30, July 30, and October 30 of each year, commencing on April 30, 2027.

The Company may, beginning with the interest payment date of January 30, 2027, and on any interest payment date thereafter, redeem the 2032 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2032 Notes at any time, including prior to January 30, 2027, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2032 Notes for U.S. federal income tax purposes or preclude the 2032 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2032 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On September 4, 2025, the Company repurchased $20.0 million of the 2032 Notes in an open-market transaction. The repurchase resulted in a $1.9 million gain.

Stockholders' Equity

Stockholders' equity increased $335.8 million to $4.30 billion as of December 31, 2025, compared to $3.96 billion as of December 31, 2024. The increase in stockholders' equity is primarily associated with the $475.4 million in net income and the $90.2 million in accumulated other comprehensive income, which were partially offset by the $158.9 million of shareholder dividends paid and the repurchase of $81.4 million of our common stock during 2025. The improvement in stockholders' equity was 8.5% for the year ended December 31, 2025 compared to December 31, 2024. As of December 31, 2025 and 2024, our equity to asset ratio was 18.78% and 17.61%, respectively. Book value per common share was $21.88 at December 31, 2025 compared to $19.92 at December 31, 2024.

Common Stock Cash Dividends. We declared cash dividends on our common stock of $0.805, $0.75 and $0.72 per share for the years ended December 31, 2025, 2024 and 2023, respectively. The common stock dividend payout ratio for the year ended December 31, 2025, 2024 and 2023 was 33.43%, 37.29% and 37.13% respectively.

Stock Repurchase Program. On January 17, 2025, the Board of Directors (the "Board") of the Company authorized an increase in the shares of the Company's common stock available for repurchase under its stock repurchase program, which was originally approved by the Board in January 2008 and most recently amended in January 2021, to renew the authorization to 20,000,000 shares. During 2025, the Company repurchased a total of 2,890,706 shares with a weighted-average stock price of $28.13 per share. The 2025 earnings were used to fund the repurchases during the year. Shares repurchased under the program as of December 31, 2025 total 29,398,213 shares. The remaining balance available for repurchase was 17,109,294 shares at December 31, 2025.

Liquidity and Capital Adequacy Requirements

Parent Company Liquidity. The primary sources for payment of our operating expenses and dividends are current cash on hand ($415.4 million as of December 31, 2025), dividends received from our bank subsidiary and a $20.0 million unfunded line of credit with another financial institution.

Bank Liquidity. At December 31, 2025, we held $1.94 billion in assets that could be used for liquidity purposes, which we refer to as net available internal liquidity. This balance consisted of $1.40 billion in unpledged investment securities which could be used for additional secured borrowing capacity, $385.1 million in cash on deposit with the Federal Reserve Bank ("FRB") and $147.6 million in other liquid cash accounts.

Consistent with our practice of maintaining access to significant external liquidity, we had $4.02 billion in net available sources of borrowed funds, which we refer to as net available external liquidity, as of December 31, 2025. This included $5.75 billion in total borrowing capacity with the Federal Home Loan Bank ("FHLB"), of which $1.98 billion has been drawn upon in the ordinary course of business, resulting in $3.77 billion in net available liquidity with the FHLB as of December 31, 2025. The $1.98 billion consisted of $500.0 million in outstanding FHLB advances and $1.48 billion used for pledging purposes. We also had access to approximately $162.9 million available borrowing capacity from the Discount Window. As of December 31, 2025, the Company also had access to $35.0 million from First National Bankers' Bank ("FNBB"), and $55.0 million from other various external sources.

Overall, we had $5.96 billion net available liquidity as of December 31, 2025, which consisted of $1.94 billion of net available internal liquidity and $4.02 billion in net available external liquidity.

Table 25 reflects the details on our available liquidity as of December 31, 2025.

Table 25: Available Liquidity

(in thousands)	Total Available	Amount Used	Net Availability
Internal Sources			
Unpledged investment securities (market value)	$ 1,403,768	$ —	$ 1,403,768
Cash at FRB	385,079	—	385,079
Other liquid cash accounts	147,579	—	147,579
Total Internal Liquidity	1,936,426	—	1,936,426
External Sources			
FHLB	5,747,733	1,977,575	3,770,158
FRB Discount Window	162,894	—	162,894
FNBB	35,000	—	35,000
Other	55,000	—	55,000
Total External Liquidity	6,000,627	1,977,575	4,023,052
Total Available Liquidity	$ 7,937,053	$ 1,977,575	$ 5,959,478

We have continued to limit our exposure to uninsured deposits and have been actively monitoring this exposure. As of December 31, 2025, we held approximately $8.77 billion in uninsured deposits of which $943.7 million were intercompany subsidiary deposit balances and $3.26 billion were collateralized deposits, for a net position of $4.56 billion. This represents approximately 26.1% of total deposits. In addition, net available liquidity exceeded uninsured and uncollateralized deposits by $1.40 billion.

Table 26 presents our uninsured deposit detail as of December 31, 2025.

Table 26: Uninsured Deposits

(in thousands)	As of December 31, 2025
Uninsured Deposits	$ 8,765,483
Intercompany Subsidiary and Affiliate Balances	943,716
Collateralized Deposits	3,261,584
Net Uninsured Position	$ 4,560,183
Total Available Liquidity	$ 5,959,478
Net Uninsured Position	4,560,183
Net Available Liquidity in Excess of Uninsured Deposits	$ 1,399,295

Risk-Based Capital. We, as well as our bank subsidiary, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and other discretionary actions by regulators that, if enforced, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by the regulators as to components, risk weightings and other factors.

In July 2013, the Federal Reserve Board and the other federal bank regulatory agencies issued a final rule to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" and certain provisions of the Dodd-Frank Act ("Basel III"). Basel III applies to all depository institutions, bank holding companies with total consolidated assets of $500 million or more, and savings and loan holding companies. Basel III became effective for the Company and its bank subsidiary on January 1, 2015. Basel III limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" of 2.5% of common equity Tier 1 capital to risk-weighted assets, which is in addition to the amount necessary to meet its minimum risk-based capital requirements.

Basel III amended the prompt corrective action rules to incorporate a common equity Tier 1 ("CET1") capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least a 4.5% CET1 risk-based capital ratio, a 4% Tier 1 leverage ratio, a 6% Tier 1 risk-based capital ratio and an 8% total risk-based capital ratio.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that, as of December 31, 2025 and December 31, 2024, we met all regulatory capital adequacy requirements to which we were subject.

On December 31, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to permit bank holding companies and banks to phase-in, for regulatory capital purposes, the day-one impact of the new CECL accounting rule on retained earnings over a period of three years. As part of its response to the impact of COVID-19, on March 27, 2020, the federal banking regulatory agencies issued an interim final rule that provided the option to temporarily delay certain effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule allows bank holding companies and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. The Company elected to adopt the interim final rule, which is reflected in the risk-based capital ratios as of December 31, 2024. The risk-based capital ratios as of December 31, 2025, do not include a transitional period adjustment as the transition period has ended.

Table 27 presents our risk-based capital ratios as of December 31, 2025 and 2024.

Table 27: Risk-Based Capital

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Tier 1 capital		
Stockholders' equity	$ 4,296,871	$ 3,961,025
ASC 326 transitional period adjustment	—	8,123
Goodwill and core deposit intangibles, net	(1,430,107)	(1,438,140)
Unrealized loss on available-for-sale securities	165,887	256,108
Total common equity Tier 1 capital	3,032,651	2,787,116
Total Tier 1 capital	3,032,651	2,787,116
Tier 2 capital		
Allowance for credit losses	297,583	275,880
ASC 326 transitional period adjustment	—	(8,123)
Disallowed allowance for credit losses (limited to 1.25% of risk weighted assets)	(63,704)	(36,105)
Qualifying allowance for credit losses	233,879	231,652
Qualifying subordinated notes	279,265	439,246
Total Tier 2 capital	513,144	670,898
Total risk-based capital	$ 3,545,795	$ 3,458,014
Average total assets for leverage ratio	$ 21,528,936	$ 21,365,045
Risk weighted assets	$ 18,607,517	$ 18,447,826
Ratios at end of period		
Common equity Tier 1 capital	16.30 %	15.11 %
Leverage ratio	14.09	13.05
Tier 1 risk-based capital	16.30	15.11
Total risk-based capital	19.06	18.74
Minimum guidelines – Basel III		
Common equity Tier 1 capital	7.00 %	7.00 %
Leverage ratio	4.00	4.00
Tier 1 risk-based capital	8.50	8.50
Total risk-based capital	10.50	10.50
Well-capitalized guidelines		
Common equity Tier 1 capital	6.50 %	6.50 %
Leverage ratio	5.00	5.00
Tier 1 risk-based capital	8.00	8.00
Total risk-based capital	10.00	10.00

As of the most recent notification from regulatory agencies, our bank subsidiary was "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", we, as well as our banking subsidiary, must maintain minimum CET1 capital, leverage, Tier 1 risk-based capital, and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that we believe have changed the bank subsidiary's category.

Table 28 presents actual capital amounts and ratios as of December 31, 2025 and 2024, for our bank subsidiary and us.

Table 28: Capital and Ratios

	Actual		Minimum Capital Requirement – Basel III		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2025						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 3,032,651	16.30 %	$ 1,302,526	7.00 %	N/A	N/A
Centennial Bank	2,732,790	14.82	1,290,791	7.00	1,198,592	6.50
Leverage ratios:						
Home BancShares	$ 3,032,651	14.09 %	$ 861,157	4.00 %	N/A	N/A
Centennial Bank	2,732,790	12.78	855,333	4.00	1,069,167	5.00
Tier 1 capital ratios:						
Home BancShares	$ 3,032,651	16.30 %	$ 1,581,639	8.50 %	N/A	N/A
Centennial Bank	2,732,790	14.82	1,567,390	8.50	1,475,190	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,545,795	19.06 %	$ 1,953,789	10.50 %	N/A	N/A
Centennial Bank	2,964,662	16.07	1,937,085	10.50	1,844,843	10.00
As of December 31, 2024						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 2,787,116	15.11 %	$ 1,291,348	7.00 %	N/A	N/A
Centennial Bank	2,604,830	14.17	1,286,790	7.00	1,194,876	6.50
Leverage ratios:						
Home BancShares	$ 2,787,116	13.05 %	$ 854,602	4.00 %	N/A	N/A
Centennial Bank	2,604,830	12.23	851,948	4.00	1,064,935	5.00
Tier 1 capital ratios:						
Home BancShares	$ 2,787,116	15.11 %	$ 1,568,065	8.50 %	N/A	N/A
Centennial Bank	2,604,830	14.17	1,562,530	8.50	1,470,617	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,458,014	18.74 %	$ 1,937,022	10.50 %	N/A	N/A
Centennial Bank	2,835,636	15.43	1,929,629	10.50	1,837,742	10.00

Cash Commitments and Resources

In the normal course of business, we enter into a number of financial commitments. Examples of these commitments include but are not limited to operating lease obligations, FHLB advances & other borrowings, lines of credit, subordinated debentures, unfunded loan commitments and letters of credit.

Commitments to extend credit and letters of credit are legally binding, conditional agreements generally having certain expiration or termination dates. These commitments generally require customers to maintain certain credit standards and are established based on management's credit assessment of the customer. The commitments may expire without being drawn upon. Therefore, the total commitment does not necessarily represent future requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company had total outstanding letters of credit amounting to $131.9 million and $153.9 million at December 31, 2025 and 2024, respectively.

Table 29 presents the anticipated funding requirements of our most significant financial commitments, excluding interest, as of December 31, 2025.

Table 29: Funding Requirements of Financial Commitments

	Payments Due by Period				
	Less than One Year	One-Three Years	Three-Five Years	Greater than Five Years	Total
	(In thousands)				
Operating lease obligations	$ 9,802	$ 13,066	$ 9,838	$ 16,822	$ 49,528
FHLB advances & other borrowings by contractual maturity	100,250	—	—	400,000	500,250
Subordinated debentures	—	—	—	279,265	279,265
Loan commitments	1,731,117	1,677,515	312,586	411,163	4,132,381
Letters of credit	126,380	5,478	—	—	131,858

Non-GAAP Financial Measurements

Our accounting and reporting policies conform to generally accepted accounting principles in the United States ("GAAP") and the prevailing practices in the banking industry. However, this report contains financial information determined by methods other than in accordance with GAAP, including earnings, as adjusted; diluted earnings per common share, as adjusted; tangible book value per share; return on average assets, excluding intangible amortization; return on average assets, as adjusted; return on average common equity, as adjusted; return on average tangible equity excluding intangible amortization; return on average tangible equity, as adjusted; tangible equity to tangible assets; and efficiency ratio, as adjusted.

We believe these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding our performance. We believe investors benefit from referring to these non-GAAP measures and ratios in assessing our operating results and related trends, and when planning and forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP.

The tables below present non-GAAP reconciliations of earnings, as adjusted, and diluted earnings per share, as adjusted, as well as the non-GAAP computations of tangible book value per share; return on average assets, excluding intangible amortization; return on average assets, as adjusted; return on average common equity, as adjusted; return on average tangible equity excluding intangible amortization; return on average tangible equity, as adjusted; tangible equity to tangible assets; and efficiency ratio, as adjusted. The items used in these calculations are included in financial results presented in accordance with GAAP.

Earnings, as adjusted, and diluted earnings per common share, as adjusted, are meaningful non-GAAP financial measures for management, as they exclude certain items such as merger expenses and/or certain gains and losses. Management believes the exclusion of these items in expressing earnings provides a meaningful foundation for period-to-period and company-to-company comparisons, which management believes will aid both investors and analysts in analyzing our financial measures and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of our business, because management does not consider these items to be relevant to ongoing financial performance.

In Table 30 below, we have provided a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated.

Table 30: Earnings, As Adjusted

	Years Ended December 31,		
	2025	2024	2023
	(In thousands, except per share data)		
GAAP net income available to common shareholders (A)	$ 475,441	$ 402,241	$ 392,929
Adjustments:			
FDIC special assessment	(1,516)	2,260	12,983
BOLI death benefit	(1,430)	(257)	(3,117)
Fair value adjustment for marketable securities	(2,397)	(2,971)	1,094
Gain on sale of building	(983)	(2,059)	—
Recoveries on historic losses	(2,040)	—	(3,461)
Special income from equity investments	(7,389)	—	—
Merger expenses	580	—	—
Gain on retirement of subordinated debt	(1,882)	—	—
Legal fee reimbursement	(885)	—	—
Legal claims expense	3,300	—	—
Total adjustments	(14,642)	(3,027)	7,499
Tax-effect of adjustments[1]	(3,314)	(688)	1,959
Deferred tax asset write-down	—	2,030	—
Total adjustments after tax (B)	(11,328)	(309)	5,540
Earnings, as adjusted (C)	$ 464,113	$ 401,932	$ 398,469
Average diluted shares outstanding (D)	197,651	200,069	202,773
GAAP diluted earnings per share: A/D	$ 2.41	$ 2.01	$ 1.94
Adjustments after-tax: B/D	(0.06)	—	0.03
Diluted earnings per common share excluding adjustments: C/D	$ 2.35	$ 2.01	$ 1.97

(1) Blended statutory tax rate of 24.359% for 2025, 24.433% for 2024 and 24.989% for 2023.

We had $1.43 billion, $1.44 billion and $1.45 billion total goodwill, core deposit intangibles and other intangible assets as of December 31, 2025, 2024 and 2023, respectively. Because of our level of intangible assets and related amortization expenses, management believes tangible book value per share; return on average assets, excluding intangible amortization; return on average assets, as adjusted; return on average common equity, as adjusted; return on average tangible equity excluding intangible amortization; return on average tangible equity, as adjusted and tangible equity to tangible assets are useful in evaluating our Company. These calculations, which are similar to the GAAP calculation of diluted earnings per common share, book value, return on average assets, return on average equity, and equity to assets, are presented in Tables 31 through 34, respectively.

Table 31: Tangible Book Value Per Share

	Years Ended December 31,	
	2025	2024
	(In thousands, except per share data)	
Book value per share: A/B	$ 21.88	$ 19.92
Tangible book value per share: (A-C-D)/B	14.60	12.68
(A) Total equity	$ 4,296,871	$ 3,961,025
(B) Shares outstanding	196,357	198,882
(C) Goodwill	1,398,253	1,398,253
(D) Core deposit intangible	32,293	40,327

Table 32: Return on Average Assets Excluding Intangible Amortization

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands)		
Return on average assets: A/D	2.10%	1.77%	1.77%
Return on average assets excluding intangible amortization: (A+B)/(D-E)	2.26	1.92	1.93
Return on average assets, as adjusted: (A+C)/D	2.05	1.77	1.79
(A) Net income	$ 475,441	$ 402,241	$ 392,929
(B) Intangible amortization after-tax	6,072	6,345	7,288
(C) Adjustments after-tax	(11,328)	(309)	5,540
(D) Average assets	22,693,595	22,754,380	22,217,910
(E) Average goodwill, core deposits and other intangible assets	1,434,468	1,442,713	1,451,705

Table 33: Return on Average Tangible Equity Excluding Intangible Amortization

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands)		
Return on average equity: A/D	11.61 %	10.43 %	10.82 %
Return on average common equity, as adjusted: (A+C)/D	11.33	10.42	10.97
Return on average tangible common equity: A/(D-E)	17.87	16.66	18.03
Return on average tangible equity excluding intangible amortization: B/(D-E)	18.10	16.92	18.36
Return on average tangible common equity, as adjusted: (A+C)/(D-E)	17.44	16.64	18.28
(A) Net income	$ 475,441	$ 402,241	$ 392,929
(B) Earnings excluding intangible amortization	481,513	408,586	400,217
(C) Adjustments after-tax	(11,328)	(309)	5,540
(D) Average equity	4,095,443	3,857,677	3,631,300
(E) Average goodwill, core deposits and other intangible assets	1,434,468	1,442,713	1,451,705

Table 34: Tangible Equity to Tangible Assets

	Years Ended December 31,	
	2025	**2024**
	(Dollars in thousands)	
Equity to assets: B/A	18.78 %	17.61 %
Tangible equity to tangible assets: (B-C-D)/(A-C-D)	13.36	11.98
(A) Total assets	$ 22,881,879	$ 22,490,748
(B) Total equity	4,296,871	3,961,025
(C) Goodwill	1,398,253	1,398,253
(D) Core deposit intangible	32,293	40,327

The efficiency ratio is a standard measure used in the banking industry and is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income. The efficiency ratio, as adjusted, is a meaningful non-GAAP measure for management, as it excludes certain items and is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income excluding items such as merger expenses and/or certain other gains and losses. In Table 35 below, we have provided a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated.

Table 35: Efficiency Ratio, As Adjusted

	Years Ended December 31,		
	2025	2024	2023
	(Dollars in thousands)		
Net interest income (A)	$ 892,360	$ 848,774	$ 826,945
Non-interest income (B)	198,509	168,574	169,934
Non-interest expense (C)	458,169	446,936	472,863
FTE Adjustment (D)	10,228	8,534	5,506
Amortization of intangibles (E)	8,034	8,443	9,685
Adjustments:			
Non-interest income:			
Gain on retirement of subordinated debt	$ 1,882	$ —	$ —
Fair value adjustment for marketable securities	2,397	2,971	(1,094)
Special income from equity investments	7,389	—	—
(Loss) gain on OREO, net	(161)	(2,272)	332
Gain on branches, equipment and other assets, net	754	2,102	1,507
BOLI death benefits	1,430	257	3,117
Legal expense reimbursement	885	—	—
Recoveries on historic losses	2,040	—	3,461
Total non-interest income adjustments (F)	$ 16,616	$ 3,058	$ 7,323
Non-interest expense:			
FDIC special assessment	$ (1,516)	$ 2,260	$ 12,983
Merger expenses	580	—	—
Legal claims expense	3,300	—	—
Total non-interest expense adjustments (G)	$ 2,364	$ 2,260	$ 12,983
Efficiency ratio (reported): ((C-E)/(A+B+D))	40.88 %	42.74 %	46.21 %
Efficiency ratio, as adjusted (non-GAAP): ((C-E-G)/(A+B+D-F))	41.29	42.65	45.24

Table 36 presents selected unaudited quarterly financial information for 2025 and 2024.

Table 36: Quarterly Results

	2025 Quarters				
	First	**Second**	**Third**	**Fourth**	**Total**
	(In thousands, except per share data)				
Income statement data:					
Total interest income	$ 312,542	$ 319,115	$ 323,532	$ 323,631	$ 1,278,820
Total interest expense	97,886	99,163	97,366	92,045	$ 386,460
Net interest income	214,656	219,952	226,166	231,586	892,360
Provision for credit losses	—	3,000	3,506	14,399	20,905
Net interest income after provision for credit losses	214,656	216,952	222,660	217,187	871,455
Total non-interest income	45,426	51,079	51,505	50,499	198,509
Total non-interest expense	112,928	116,040	114,838	114,363	458,169
Income before income taxes	147,154	151,991	159,327	153,323	611,795
Income tax expense	31,945	33,588	35,723	35,098	136,354
Net income	$ 115,209	$ 118,403	$ 123,604	$ 118,225	$ 475,441
Per share data:					
Basic earnings per common share	$ 0.58	$ 0.60	$ 0.63	$ 0.60	$ 2.41
Diluted earnings per common share	0.58	0.60	0.63	0.60	2.41

	2024 Quarters				
	First	**Second**	**Third**	**Fourth**	**Total**
	(In thousands, except per share data)				
Income statement data:					
Total interest income	$ 316,915	$ 327,303	$ 332,845	$ 322,714	$ 1,299,777
Total interest expense	112,325	115,481	117,625	105,572	451,003
Net interest income	204,590	211,822	215,220	217,142	848,774
Provision for credit losses	4,500	8,000	18,870	16,700	48,070
Net interest income after provision for credit losses	200,090	203,822	196,350	200,442	800,704
Total non-interest income	41,799	42,774	42,779	41,222	168,574
Total non-interest expense	111,496	113,185	110,045	112,210	446,936
Income before income taxes	130,393	133,411	129,084	129,454	522,342
Income tax expense	30,284	31,881	29,046	28,890	120,101
Net income	$ 100,109	$ 101,530	$ 100,038	$ 100,564	$ 402,241
Per share data:					
Basic earnings per common share	$ 0.50	$ 0.51	$ 0.50	$ 0.51	$ 2.01
Diluted earnings per common share	0.50	0.51	0.50	0.51	2.01

Recent Accounting Pronouncements

See Note 24 to the Notes to Consolidated Financial Statements for a discussion of certain recent accounting pronouncements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity and Market Risk Management

Asset/Liability Management. Our management actively measures and manages interest rate risk. The asset/liability committees of the boards of directors of our holding company and bank subsidiary are also responsible for approving our asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing our interest rate sensitivity position.

Our objective is to manage liquidity in a way that ensures cash flow requirements of depositors and borrowers are met in a timely and orderly fashion while ensuring the reliance on various funding sources does not become so heavily weighted to any one source that it causes undue risk to the bank. Our liquidity sources are prioritized based on availability and ease of activation. Our current liquidity condition is a primary driver in determining our funding needs and is a key component of our asset liability management.

Various sources of liquidity are available to meet the cash flow needs of depositors and borrowers. Our principal source of funds is core deposits, including checking, savings, money market accounts and certificates of deposit. We may also from time to time obtain wholesale funding through brokered deposits. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, the Federal Reserve Bank Discount Window and other borrowings, such as through correspondent banking relationships. These secondary sources enable us to borrow funds at rates and terms which, at times, are more beneficial to us. Additionally, as needed, we can liquidate or utilize our available for sale investment portfolio as collateral to provide funds for an intermediate source of liquidity.

Interest Rate Sensitivity. Our primary business is banking and the resulting earnings, primarily net interest income, are susceptible to changes in market interest rates. It is management's goal to maximize net interest income within acceptable levels of interest rate and liquidity risks.

A key element in the financial performance of financial institutions is the level and type of interest rate risk assumed. The single most significant measure of interest rate risk is the relationship of the repricing periods of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we assume. We use net interest income simulation modeling and economic value of equity as the primary methods in analyzing and managing interest rate risk.

One of the tools that our management uses to measure short-term interest rate risk is a net interest income simulation model. This analysis calculates the difference between net interest income forecasted using base market rates and using a rising and a falling interest rate scenario. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportional to the change in market rates, depending on their contracted index. Some loans and investments include the opportunity of prepayment (embedded options), and accordingly, the simulation model uses indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price overnight in the model while we project certain other deposits by product type to have stable balances based on our deposit history. This accounts for the portion of our portfolio that moves more slowly than market rates and changes at our discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 200 and 100 basis points, respectively. At December 31, 2025, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Table 37 presents our sensitivity to net interest income as of December 31, 2025.

Table 37: Sensitivity of Net Interest Income

Interest Rate Scenario	Percentage Change from Base December 31, 2025	Percentage Change from Base December 31, 2024	December 31, 2025 vs. 2024
Up 200 basis points	10.93 %	10.07 %	0.86 %
Up 100 basis points	5.63	5.08	0.55 %
Down 100 basis points	(5.88)	(5.71)	(0.17)%
Down 200 basis points	(10.48)	(11.20)	0.72 %

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of Home BancShares, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Company's consolidated financial statements for external purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in *Internal Control – Integrated Framework* (2013 edition) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2025.

Forvis Mazars, LLP, Little Rock, Arkansas, (U.S. PCAOB Auditor Firm I.D.:686), the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
Home BancShares, Inc.
Conway, Arkansas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Home BancShares, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As discussed in Notes 1 and 4 to the financial statements, the Company's loan portfolio and the associated allowance for credit losses ("ACL") were $15.69 billion and $297.6 million, respectively, as of December 31, 2025. The Company estimates the ACL based on internal and external information relating to past events, current conditions, and reasonable and supportable forecasts. The Company uses the discounted cash flow method to estimate expected losses for all of the Company's loan segments that exhibit similar risk characteristics and loans that do not share risk characteristics are evaluated on an individual basis. For each loan segment, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan segments. Consideration is given to the following factors: changes in lending policies, procedures and strategies; changes in nature and volume of the portfolio; staff experience; changes in volume and trends in classified loans, delinquencies and nonaccruals; concentration risk; trends in underlying collateral values; external factors such as competition, legal and regulatory environment; changes in the quality of the loan review system; and economic conditions.

Auditing management's estimate of the allowances for loan credit losses, and more specifically the qualitative factor adjustments applied in the ACL for economic conditions, is a critical audit matter. The principal consideration for our determination of the critical audit matter is a high degree of subjectivity of the assumptions utilized in calculating the qualitative reserve components within the model. Furthermore, certain inputs and assumptions required a higher degree of auditor judgment due to the nature and extent of audit evidence and effort required to address this matter.

The primary audit procedures we performed to address this critical audit matter included:

- Obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the reliability and accuracy of data used to calculate and estimate the various components of the ACL including:

  ◦ Loan data completeness and accuracy,

  ◦ Grouping of loans by segment,

  ◦ Model inputs utilized,

  ◦ Approval of model assumptions selected, and

  ◦ Qualitative factors have been appropriately identified, are adequately supported, and accurately applied.

- Evaluated and tested the data and inputs utilized within the ACL calculation for completeness and accuracy including mathematical accuracy of the calculation.

- Evaluated the economic conditions qualitative factor for appropriate identification and application including reasonableness of the basis for adjustment.

- Analyzed the total qualitative factor adjustment applied to each loan segment and evaluated the appropriateness of the change in the qualitative factor adjustment in relation to the movement in the quantitative loss rate.

/s/ **Forvis Mazars, LLP**

We have served as the Company's auditor since 2005.

Little Rock, Arkansas
February 27, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
Home BancShares, Inc.
Conway, Arkansas

Opinion on the Internal Control over Financial Reporting

We have audited Home BancShares Inc.'s (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated February 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **Forvis Mazars, LLP**

Little Rock, Arkansas
February 27, 2026

Home BancShares, Inc.
Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 237,224	$ 281,063
Interest-bearing deposits with other banks	430,113	629,284
Cash and cash equivalents	667,337	910,347
Federal funds sold	3,000	3,725
Investment securities — available-for-sale, net of allowance for credit losses of $0 and $2,195 at December 31, 2025 and December 31, 2024, respectively (amortized cost of $3,088,820 and $3,410,272 at December 31, 2025 and December 31, 2024, respectively)	2,871,931	3,072,639
Investment securities — held-to-maturity, net of allowance for credit losses of $2,005 at both December 31, 2025 and 2024	1,259,262	1,275,204
Total investment securities	4,131,193	4,347,843
Loans receivable	15,686,209	14,764,500
Allowance for credit losses	(297,583)	(275,880)
Loans receivable, net	15,388,626	14,488,620
Bank premises and equipment, net	369,324	386,322
Foreclosed assets held for sale	39,831	43,407
Cash value of life insurance	220,469	219,786
Accrued interest receivable	108,939	120,129
Deferred tax asset, net	148,022	186,697
Goodwill	1,398,253	1,398,253
Core deposit intangible	32,293	40,327
Other assets	374,592	345,292
Total assets	$ 22,881,879	$ 22,490,748
Liabilities and Stockholders' Equity		
Deposits:		
Demand and non-interest-bearing	$ 3,868,405	$ 4,006,115
Savings and interest-bearing transaction accounts	11,792,828	11,347,850
Time deposits	1,818,724	1,792,332
Total deposits	17,479,957	17,146,297
Securities sold under agreements to repurchase	155,803	162,350
FHLB and other borrowed funds	500,250	600,750
Accrued interest payable and other liabilities	169,733	181,080
Subordinated debentures	279,265	439,246
Total liabilities	18,585,008	18,529,723
Stockholders' equity:		
Common stock, par value $0.01; shares authorized 400,000,000 in 2025 and 300,000,000 in 2024; shares issued and outstanding 196,357,167 in 2025 and 198,882,402 in 2024	1,964	1,989
Capital surplus	2,201,923	2,272,794
Retained earnings	2,258,871	1,942,350
Accumulated other comprehensive loss	(165,887)	(256,108)
Total stockholders' equity	4,296,871	3,961,025
Total liabilities and stockholders' equity	$ 22,881,879	$ 22,490,748

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 31,		
	2025	2024	2023
Interest income:			
Loans	$ 1,115,481	$ 1,100,004	$ 989,616
Investment securities			
Taxable	106,063	125,765	138,575
Tax-exempt	30,853	30,980	31,618
Deposits – other banks	26,218	42,773	15,023
Federal funds sold	205	255	221
Total interest income	1,278,820	1,299,777	1,175,053
Interest expense:			
Interest on deposits	346,976	376,638	295,978
Federal funds purchased	—	1	3
FHLB and other borrowed funds	21,804	52,455	30,825
Securities sold under agreements to repurchase	4,067	5,448	4,813
Subordinated debentures	13,613	16,461	16,489
Total interest expense	386,460	451,003	348,108
Net interest income	892,360	848,774	826,945
Provision for credit losses on loans	24,100	48,400	11,950
Recovery of credit losses on unfunded commitments	(1,000)	—	(1,500)
(Recovery of) provision for credit losses on investment securities	(2,195)	(330)	1,683
Total credit loss expense	20,905	48,070	12,133
Net interest income after provision for credit losses	871,455	800,704	814,812
Non-interest income:			
Service charges on deposit accounts	40,168	39,223	39,207
Other service charges and fees	46,610	43,009	44,188
Trust fees	19,715	18,717	17,892
Mortgage lending income	17,750	15,789	10,738
Insurance commissions	2,158	2,151	2,086
Increase in cash value of life insurance	6,061	4,850	4,655
Dividends from FHLB, FRB, FNBB & other	10,711	11,462	11,642
Gain on sale of SBA loans	642	617	278
Gain on branches, equipment and other assets, net	754	2,102	1,507
(Loss) gain on OREO, net	(161)	(2,272)	332
Fair value adjustment for marketable securities	2,397	2,971	(1,094)
Other income	51,704	29,955	38,503
Total non-interest income	198,509	168,574	169,934
Non-interest expense:			
Salaries and employee benefits	252,868	241,022	256,966
Occupancy and equipment	57,710	58,031	60,303
Data processing expense	34,446	36,494	36,329
Merger and acquisition expenses	580	—	—
Other operating expenses	112,565	111,389	119,265
Total non-interest expense	458,169	446,936	472,863
Income before income taxes	611,795	522,342	511,883
Income tax expense	136,354	120,101	118,954
Net income	$ 475,441	$ 402,241	$ 392,929
Basic earnings per common share	$ 2.41	$ 2.01	$ 1.94
Diluted earnings per common share	$ 2.41	$ 2.01	$ 1.94

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Comprehensive Income

(In thousands)	Year Ended December 31,					
		2025		2024		2023
Net income available to all stockholders	$	475,441	$	402,241	$	392,929
Net unrealized gain (loss) on available-for-sale securities		118,548		(4,870)		72,617
Other comprehensive income (loss), before tax effect		118,548		(4,870)		72,617
Tax effect		(28,327)		(2,163)		(16,234)
Other comprehensive income (loss)		90,221		(7,033)		56,383
Comprehensive income (loss)	$	565,662	$	395,208	$	449,312

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2025, 2024 and 2023

(In thousands, except share data)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2023	$ 2,034	$ 2,386,699	$ 1,443,087	$ (305,458)	$ 3,526,362
Comprehensive income:					
Net income	—	—	392,929	—	392,929
Other comprehensive income	—	—	—	56,383	56,383
Net issuance of 118,653 shares of common stock from exercise of stock options	1	801	—	—	802
Repurchase of 2,225,849 shares of common stock	(22)	(48,319)	—	—	(48,341)
Share-based compensation net issuance of 200,000 shares of restricted common stock	2	9,272	—	—	9,274
Excise tax expense from repurchase of common stock	—	(430)	—	—	(430)
Cash dividends – Common Stock, $0.72 per share	—	—	(145,904)	—	(145,904)
Balances at December 31, 2023	2,015	2,348,023	1,690,112	(249,075)	3,791,075
Comprehensive income:					
Net income	—	—	402,241	—	402,241
Other comprehensive loss	—	—	—	(7,033)	(7,033)
Net issuance of 408,617 shares of common stock from exercise of stock options	4	2,012	—	—	2,016
Repurchase of 3,521,792 shares of common stock	(35)	(86,047)	—	—	(86,082)
Share-based compensation net issuance of 469,083 shares of restricted common stock	5	9,217	—	—	9,222
Excise tax expense from repurchase of common stock	—	(411)	—	—	(411)
Cash dividends – Common Stock, $0.75 per share	—	—	(150,003)	—	(150,003)
Balances at December 31, 2024	1,989	2,272,794	1,942,350	(256,108)	3,961,025
Comprehensive income:					
Net income	—	—	475,441	—	475,441
Other comprehensive income	—	—	—	90,221	90,221
Net issuance of 117,471 shares of common stock from exercise of stock options	1	601	—	—	602
Repurchase of 2,890,706 shares of common stock	(28)	(81,382)	—	—	(81,410)
Share-based compensation net issuance of 248,000 shares of restricted common stock	2	10,720	—	—	10,722
Excise tax expense from repurchase of common stock	—	(810)	—	—	(810)
Cash dividends – Common Stock, $0.805 per share	—	—	(158,920)	—	(158,920)
Balances at December 31, 2025	$ 1,964	$ 2,201,923	$ 2,258,871	$ (165,887)	$ 4,296,871

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Years Ended December 31, 2025	2024	2023
Operating Activities			
Net income	$ 475,441	$ 402,241	$ 392,929
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation & amortization	29,192	29,198	30,929
(Increase) decrease in value of equity securities	(2,397)	(2,971)	1,094
Increase in value of equity method investments	(11,599)	(3,805)	(11,160)
Amortization of securities, net	12,827	14,446	16,491
Accretion of purchased loans	(5,148)	(8,133)	(10,587)
Share-based compensation	10,722	9,222	9,274
Gain on assets	(2,665)	(542)	(2,117)
Gain on repurchase of subordinated debentures	(1,882)	—	—
Provision for credit losses - loans	24,100	48,400	11,950
Recovery of credit losses - unfunded commitments	(1,000)	—	(1,500)
Recovery of credit losses - investment securities	(2,195)	(330)	1,683
Deferred income taxes	10,348	8,304	(4,077)
Increase in cash value of life insurance	(6,061)	(4,850)	(4,655)
Originations of mortgage loans held for sale	(737,233)	(630,181)	(480,847)
Proceeds from sales of mortgage loans held for sale	631,918	633,384	437,248
Changes in assets and liabilities:			
Accrued interest receivable	11,190	(1,163)	(15,767)
Other assets	(25,930)	(19,001)	9,506
Accrued interest payable and other liabilities	(10,347)	(13,573)	(724)
Net cash provided by operating activities	399,281	460,646	379,670
Investing Activities			
Net decrease (increase) in federal funds sold	725	1,375	(5,100)
Net increase in loans	(828,361)	(420,984)	(9,037)
Purchases of investment securities – available-for-sale	(113,840)	(64,073)	(9,894)
Proceeds from maturities of investment securities – available-for-sale	422,151	480,074	597,912
Proceeds from maturities of investment securities – held-to-maturity	16,255	6,993	5,897
Purchases of equity securities	(5,000)	—	—
Proceeds from sales of equity securities	2,429	3,436	1,522
Purchases of other investments	—	—	(3,364)
Proceeds from redemption of other investments	13,221	643	—
OREO Improvements	(3,493)	—	—
Proceeds from foreclosed assets held for sale	11,629	2,293	1,292
Proceeds from sale of SBA loans	10,639	8,519	3,968
Purchases of premises and equipment	(22,265)	(38,531)	(22,465)
Proceeds from sales of premises and equipment	18,809	26,268	13,915
Return of (purchase of) investment on cash value of life insurance	6,784	(346)	3,813
Net cash (used in) provided by investing activities	(470,317)	5,667	578,459

Home BancShares, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Years Ended December 31,		
	2025	2024	2023
Financing Activities			
Net increase (decrease) in deposits	333,660	358,586	(1,151,072)
Net (decrease) increase in securities sold under agreements to repurchase	(6,547)	20,265	10,939
Increase in FHLB and other borrowed funds	—	1,401,000	6,476,550
Decrease in FHLB and other borrowed funds	(100,500)	(2,101,550)	(5,825,250)
Retirement of subordinated debentures	(158,049)	—	—
Proceeds from exercise of stock options	602	2,016	802
Repurchase of common stock	(82,220)	(86,493)	(48,771)
Dividends paid on common stock	(158,920)	(150,003)	(145,904)
Net cash used in financing activities	(171,974)	(556,179)	(682,706)
Net change in cash and cash equivalents	(243,010)	(89,866)	275,423
Cash and cash equivalents – beginning of year	910,347	1,000,213	724,790
Cash and cash equivalents – end of year	$ 667,337	$ 910,347	$ 1,000,213

See accompanying notes.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Home BancShares, Inc. (the "Company" or "HBI") is a bank holding company headquartered in Conway, Arkansas. The Company is primarily engaged in providing a full range of banking services to individual and corporate customers through its wholly-owned bank subsidiary – Centennial Bank (sometimes referred to as "Centennial" or the "Bank"). The Bank has branch locations in Arkansas, Florida, South Alabama, Texas and New York City. The Company is subject to competition from other financial institutions. The Company also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

A summary of the significant accounting policies of the Company follows:

Operating Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Bank is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Each of the regions and branches of the Bank provide a group of similar banking services, including such products and services as commercial, real estate and consumer loans, time deposits, checking and savings accounts. The individual bank branches and regions have similar operating and economic characteristics. While the chief decision maker monitors the revenue streams of the various products, services, branch locations and regions, operations are managed, and financial performance is evaluated on a Company-wide basis. Accordingly, all of the banking services, branch locations and regions are considered by management to be aggregated into one reportable operating segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, the valuation of investment securities, the valuation of foreclosed assets and the valuations of assets acquired and liabilities assumed in business combinations. In connection with the determination of the allowance for credit losses and the valuation of foreclosed assets, management obtains independent appraisals for significant properties.

Principles of Consolidation

The consolidated financial statements include the accounts of HBI and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Various items within the accompanying consolidated financial statements for previous years have been reclassified to provide more comparative information. These reclassifications had no effect on net earnings or stockholders' equity.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash held as demand deposits at various banks and the Federal Reserve Bank ("FRB") and interest-bearing deposits with other banks. Included in cash and cash equivalents were $9.4 million and $15.4 million of restricted cash as of December 31, 2025 and 2024, respectively.

Investment Securities

Interest on investment securities is recorded as income as earned. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains or losses on the sale of securities are determined using the specific identification method.

Management determines the classification of securities as available-for-sale, held-to-maturity, or trading at the time of purchase based on the intent and objective of the investment and the ability to hold to maturity. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities. The Company has no trading securities.

Debt securities available-for-sale ("AFS") are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity and other comprehensive income (loss), net of taxes. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments* ("ASC 326"). The Company first assesses whether it intends to sell or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Debt securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed.

Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yield on the related loans.

The allowance for credit losses on loans receivable is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed and expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company uses the discount cash flow ("DCF") method to estimate expected losses for all of Company's loan pools. These pools are as follows: construction & land development; other commercial real estate; residential real estate; commercial & industrial; and consumer & other. The loan portfolio pools were selected in order to generally align with the loan categories specified in the quarterly call reports required to be filed with the Federal Financial Institutions Examination Council. For each of these loan pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in the national unemployment rate, gross domestic product, national retail sales index, the Federal Housing Finance Agency ("FHFA") housing price index and rental vacancy rate index.

The allowance for credit losses is measured based on call report segment as these types of loan exhibit similar risk characteristics. The identified loan segments are as follows:

- 1-4 family residential construction loans
- Other construction loans and all land development and other land loans
- Loans secured by farmland (including farm residential and other improvements)
- Revolving, open-end loans secured by 1-4 family residential properties and extended under lines
- Secured by first liens
- Secured by junior liens
- Secured by multifamily (5 or more) residential properties
- Loans secured by owner-occupied, nonfarm nonresidential properties
- Loans secured by other nonfarm nonresidential properties
- Loans to finance agricultural production and other loans to farmers
- Commercial and industrial loans
- Other revolving credit plans
- Automobile loans
- Other consumer loans
- Other consumer loans - Shore Premier Finance
- Obligations (other than securities and leases) of states and political subdivisions in the US
- Loans to nondepository financial institutions
- Loans for purchasing or carrying securities
- All other loans
- Leases

Loans considered to be collateral dependent, according to ASC 326, are loans for which repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company's assessment as of the reporting date. The aggregate amount of collateral shortfall on such loans is utilized in evaluating the adequacy of the allowance for credit losses and amount of provisions thereto. Losses on collateral dependent loans are charged against the allowance for credit losses when in the process of collection, it appears likely that such losses will be realized. The accrual of interest on collateral dependent loans is discontinued when, in management's opinion the collection of interest is doubtful or generally when loans are 90 days or more past due. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans evaluated individually that are considered to be collateral dependent are not included in the collective evaluation. For these loans, where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral, net of estimated costs to sell, and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan, net of estimated costs to sell. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies:

- Management has a reasonable expectation at the reporting date that restructured loans made to borrowers experiencing financial difficulty will be executed with an individual borrower.
- The extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These qualitative factors ("Q-Factors") and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for credit losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, although the majority of payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and we reasonably expect to collect all principal and interest.

Acquisition Accounting and Acquired Loans

The Company accounts for its acquisitions under FASB Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. In accordance with FASB ASC 326, the Company records both a discount or premium and an allowance for credit losses on acquired loans. All purchased loans are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, *Fair Value Measurements*. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Purchased loans that have experienced more than insignificant credit deterioration since origination are purchase credit deteriorated ("PCD") loans. An allowance for credit losses is determined using the same methodology as other loans. The Company develops separate PCD models for each loan segment with PCD loans not individually analyzed for credit losses. These models utilize a peer group benchmark in order to determine the probability of default and loss given default to be used in the calculation. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Foreclosed Assets Held for Sale

Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis.

Valuations are periodically performed by management, and the real estate and personal properties are carried at fair value less costs to sell. Gains and losses from the sale of other real estate and personal properties are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expense.

Bank Premises and Equipment

Bank premises and equipment are carried at cost or fair value at the date of acquisition less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are capitalized and amortized using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements whichever is shorter. The assets' estimated useful lives for book purposes are as follows:

Bank premises	15-40 years
Furniture, fixtures, and equipment	3-15 years

Cash value of life insurance

The Company has purchased life insurance policies on certain key employees. Life insurance owned by the Company is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Intangible Assets

Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible represents the excess intangible value of acquired deposit customer relationships as determined by valuation specialists. The core deposit intangibles are being amortized over 120 months on a straight-line basis. Goodwill is not amortized, but rather, is evaluated for impairment on at least an annual basis or more frequently if changes or circumstances occur. The Company performed its annual impairment test of goodwill and core deposit intangibles during 2025, 2024 and 2023, as required by FASB ASC 350, *Intangibles - Goodwill and Other*. The 2025, 2024 and 2023 tests indicated no impairment of the Company's goodwill or core deposit intangibles.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. At the point funds deposited by customers become investable, those funds are used to purchase securities owned by the Company and held in its general account with the designation of Customers' Securities. A third party maintains control over the securities underlying overnight repurchase agreements. The securities involved in these transactions are generally U.S. Treasury or Federal Agency issues. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially purchased and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.

Derivative Financial Instruments

The Company may enter into derivative contracts for the purposes of managing exposure to interest rate risk. The Company records all derivatives on the consolidated balance sheet at fair value. Historically the Company's policy has been not to invest in derivative type investments.

The Company has standalone derivative financial instruments acquired in a previous acquisition. These derivative financial instruments consist of interest rate swaps and are recognized as assets and liabilities in the consolidated statements of financial condition at fair value. The Bank's derivative instruments have not been designated as hedging instruments. These undesignated derivative instruments are recognized on the consolidated balance sheet at fair value, with changes in fair value recorded in other non-interest income. In addition, as of December 31, 2025 and December 31, 2024, the Company had derivative contracts outstanding associated with the mortgage loans held for sale portfolio. As of December 31, 2025 and 2024, these derivative instruments are not considered to be material to the Company's financial position and results of operations.

Stock Options

The Company accounts for stock options in accordance with FASB ASC 718, *Compensation - Stock Compensation,* which establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods and services, or (ii) incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. FASB ASC 718 requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant.

For additional information on the stock-based compensation plan, see Note 12.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company and its subsidiaries file consolidated tax returns. Its subsidiary provides for income taxes on a separate return basis, and remits to the Company amounts determined to be currently payable.

Revenue Recognition.

ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of our revenue-generating transactions are not subject to ASC Topic 606, including revenue generated from financial instruments, such as our loans, letters of credit, investment securities and mortgage lending income, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our significant revenue-generating activities that are within the scope of ASC Topic 606, which are presented in our income statements as components of non-interest income are as follows:

- Service charges on deposit accounts – These represent general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

- Other service charges and fees – These represent credit card interchange fees and Centennial Commercial Finance Group ("Centennial CFG") loan fees. The interchange fees are recorded in the period the performance obligation is satisfied which is generally the cash basis based on agreed upon contracts. The Centennial CFG loan fees are based on loan or other negotiated agreements with customers and are accounted for under ASC Topic 310.

- Trust fees - The Company enters into contracts with its customers to manage assets for investment, and/or transact on their accounts. The Company generally satisfies its performance obligations as services are rendered. The management fees are percentage based, flat, percentage of income or a fixed percentage calculated upon the average balance of assets depending upon account type. Fees are collected on a monthly or annual basis.

Earnings per Share

Basic earnings per share is computed based on the weighted-average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted-average shares and all potential dilutive shares outstanding during the period. The following table sets forth the computation of basic and diluted earnings per share (EPS) for the years ended December 31:

		2025		2024		2023
		(In thousands, except per share data)				
Net income	$	475,441	$	402,241	$	392,929
Average common shares outstanding		197,448		199,939		202,627
Effect of common stock options		203		130		146
Diluted common shares outstanding		197,651		200,069		202,773
Basic earnings per common share	$	2.41	$	2.01	$	1.94
Diluted earnings per common share	$	2.41	$	2.01	$	1.94

As of December 31, 2025, 2024 and 2023, the Company's stock options were dilutive to earnings per share. The impact of anti-dilutive shares to the diluted earnings per share calculation was considered immaterial for the periods ended December 31, 2025, 2024 and 2023.

2. Investment Securities

The amortized cost and estimated fair value of investment securities that are classified as available-for-sale and held-to-maturity are as follows:

				December 31, 2025									
					Available-for-Sale								
		Amortized Cost		Allowance for Credit Losses		Net Carrying Amount		Gross Unrealized Gains		Gross Unrealized (Losses)		Estimated Fair Value	
					(In thousands)								
U.S. government-sponsored enterprises	$	246,891	$	—	$	246,891	$	998	$	(7,107)	$	240,782	
U.S. government-sponsored mortgage-backed securities		1,345,469		—		1,345,469		1,478		(133,999)		1,212,948	
Private mortgage-backed securities		152,578		—		152,578		126		(6,984)		145,720	
Non-government-sponsored asset backed securities		158,446		—		158,446		325		(927)		157,844	
State and political subdivisions		951,822		—		951,822		1,419		(65,403)		887,838	
Other securities		233,614		—		233,614		2,147		(8,962)		226,799	
Total	$	3,088,820	$	—	$	3,088,820	$	6,493	$	(223,382)	$	2,871,931	

December 31, 2025

Held-to-Maturity

	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
			(In thousands)			
U.S. government-sponsored enterprises	$ 43,841	$ —	$ 43,841	$ —	$ (1,391)	$ 42,450
U.S. government-sponsored mortgage-backed securities	114,813	—	114,813	400	(3,258)	111,955
State and political subdivisions	1,102,613	(2,005)	1,100,608	71	(94,032)	1,006,647
Total	$ 1,261,267	$ (2,005)	$ 1,259,262	$ 471	$ (98,681)	$ 1,161,052

December 31, 2024

Available-for-Sale

	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
			(In thousands)			
U.S. government-sponsored enterprises	$ 297,698	$ —	$ 297,698	$ 1,164	$ (14,072)	$ 284,790
U.S. government-sponsored mortgage-backed securities	1,527,463	—	1,527,463	760	(203,539)	1,324,684
Private mortgage-backed securities	184,643	—	184,643	—	(13,249)	171,394
Non-government-sponsored asset backed securities	228,751	—	228,751	331	(3,434)	225,648
State and political subdivisions	956,055	—	956,055	335	(86,029)	870,361
Other securities	215,662	(2,195)	213,467	576	(18,281)	195,762
Total	$ 3,410,272	$ (2,195)	$ 3,408,077	$ 3,166	$ (338,604)	$ 3,072,639

December 31, 2024

Held-to-Maturity

	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
			(In thousands)			
U.S. government-sponsored enterprises	$ 43,560	$ —	$ 43,560	$ —	$ (3,021)	$ 40,539
U.S. government-sponsored mortgage-backed securities	124,169	—	124,169	—	(6,695)	117,474
State and political subdivisions	1,109,480	(2,005)	1,107,475	39	(122,587)	984,927
Total	$ 1,277,209	$ (2,005)	$ 1,275,204	$ 39	$ (132,303)	$ 1,142,940

Assets, principally investment securities, having a fair value of approximately $2.65 billion and $2.61 billion at December 31, 2025 and 2024, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. Also, investment securities pledged as collateral for repurchase agreements totaled approximately $155.8 million and $162.4 million at December 31, 2025 and 2024, respectively.

The amortized cost and estimated fair value of securities classified as available-for-sale and held-to-maturity at December 31, 2025, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	$ 55,691	$ 55,009	$ —	$ —
Due after one year through five years	246,695	237,394	111,173	108,846
Due after five years through ten years	372,504	357,413	370,528	346,252
Due after ten years	757,437	705,603	664,753	593,999
U.S. government-sponsored mortgage-backed securities	1,345,469	1,212,948	114,813	111,955
Private mortgage-backed securities	152,578	145,720	—	—
Non-government-sponsored asset backed securities	158,446	157,844	—	—
Total	$ 3,088,820	$ 2,871,931	$ 1,261,267	$ 1,161,052

During the years ended December 31, 2025, 2024 and 2023, no available-for-sale securities were sold.

The following shows gross unrealized losses and estimated fair value of investment securities classified as available-for-sale and held-to-maturity, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position as of December 31, 2025 and 2024:

	December 31, 2025					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Available-for-sale:						
U.S. government-sponsored enterprises	$ 7,152	$ (32)	$ 165,091	$ (7,075)	$ 172,243	$ (7,107)
U.S. government-sponsored mortgage-backed securities	26,462	(136)	1,087,888	(133,863)	1,114,350	(133,999)
Private mortgage-backed securities	—	—	135,255	(6,984)	135,255	(6,984)
Non-government-sponsored asset backed securities	22,987	(13)	44,666	(914)	67,653	(927)
State and political subdivisions	15,301	(505)	744,922	(64,898)	760,223	(65,403)
Other securities	5,505	(67)	125,216	(8,895)	130,721	(8,962)
Total	$ 77,407	$ (753)	$ 2,303,038	$ (222,629)	$ 2,380,445	$ (223,382)
Held-to-maturity:						
U.S. government-sponsored enterprises	$ —	$ —	$ 42,451	$ (1,391)	$ 42,451	$ (1,391)
U.S. government-sponsored mortgage-backed securities	16,763	(88)	64,000	(3,170)	80,763	(3,258)
State and political subdivisions	19,137	(143)	983,938	(93,889)	1,003,075	(94,032)
Total	$ 35,900	$ (231)	$ 1,090,389	$ (98,450)	$ 1,126,289	$ (98,681)

| | December 31, 2024 | | | | | |
| | Less Than 12 Months | | 12 Months or More | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
				(In thousands)		
Available-for-sale:						
U.S. government-sponsored enterprises	$ 25,946	$ (326)	$ 161,759	$ (13,746)	$ 187,705	$ (14,072)
U.S. government-sponsored mortgage-backed securities	34,597	(1,088)	1,215,317	(202,451)	1,249,914	(203,539)
Private mortgage-backed securities	9,491	(129)	161,903	(13,120)	171,394	(13,249)
Non-government-sponsored asset backed securities	10,849	(60)	92,857	(3,374)	103,706	(3,434)
State and political subdivisions	46,591	(1,230)	761,289	(84,799)	807,880	(86,029)
Other securities	7,157	(911)	173,204	(17,370)	180,361	(18,281)
Total	$ 134,631	$ (3,744)	$ 2,566,329	$ (334,860)	$ 2,700,960	$ (338,604)
Held-to-maturity:						
U.S. government-sponsored enterprises	$ —	$ —	$ 40,539	$ (3,021)	$ 40,539	$ (3,021)
U.S. government-sponsored mortgage-backed securities	48,254	(1,979)	69,220	(4,716)	117,474	(6,695)
State and political subdivisions	29,612	(1,037)	954,335	(121,550)	983,947	(122,587)
Total	$ 77,866	$ (3,016)	$ 1,064,094	$ (129,287)	$ 1,141,960	$ (132,303)

During the year ended December 31, 2025, the Company recovered $2.2 million in AFS reserves due to an upgrade in the credit quality of the subordinated debt investment securities for which an allowance had been previously recorded. During the year ended December 31, 2024, the Company recovered $330,000 in AFS reserves due to an improvement in the unrealized loss position of one of the Company's subordinated debt investments. During the year ended December 31, 2023, one of the Company's AFS subordinated debt investment securities was downgraded below investment grade. As result, the Company wrote down the value of the investment to its unrealized loss position, which required a $1.7 million provision, but the remaining $842,000 allowance for credit losses on AFS investments associated with certain securities in the subordinated debt portfolio within the banking sector was considered adequate.

At December 31, 2025, 2024 and 2023, the $2.0 million allowance for credit losses for the held-to-maturity portfolio was considered adequate. No additional provision for credit losses was considered necessary for the HTM portfolio.

Available-for-Sale Investment Securities

| | Years Ended December 31, | | |
	2025	2024	2023
		(In thousands)	
Allowance for credit losses:			
Beginning balance	$ 2,195	$ 2,525	$ 842
Provision for credit loss	(2,195)	(330)	1,683
Ending balance, December 31,	$ —	$ 2,195	$ 2,525

Held-to-Maturity Investment Securities

| | Years Ended December 31, | | |
	2025	2024	2023
Allowance for credit losses:		(In thousands)	
Beginning balance	$ 2,005	$ 2,005	$ 2,005
Securities charged-off	—	—	—
Recoveries	—	—	—
Ending balance, December 31,	$ 2,005	$ 2,005	$ 2,005

For the year ended December 31, 2025, the Company had available-for-sale investment securities with approximately $222.6 million in unrealized losses, which have been in continuous loss positions for more than twelve months. The Company's assessments indicated that the cause of the market depreciation was primarily due to the change in interest rates and not the issuer's financial condition, or downgrades by rating agencies. In addition, approximately 48.6% of the Company's available-for-sale investment portfolio will mature or are expected to pay down within five years or less. As a result, the Company has the ability and intent to hold such securities until recovery of amortized cost.

For the year ended December 31, 2024, the Company had available-for-sale investment securities with approximately $334.9 million in unrealized losses, which had been in continuous loss positions for more than twelve months. With the exception of the subordinated debt investment securities which were downgraded during 2023 resulting in the allowance, the Company's assessments indicated that the cause of the market depreciation was primarily due to the change in interest rates and not the issuer's financial condition, or downgrades by rating agencies. In addition, approximately 38.9% of the Company's available-for-sale investment portfolio was expected to mature or pay down within five years or less. As a result, the Company has the ability and intent to hold such securities until recovery of amortized cost.

As of December 31, 2025, the Company's available-for-sale securities portfolio consisted of 1,462 investment securities, 1,173 of which were in an unrealized loss position. As noted in the table above, the total amount of the unrealized loss was $223.4 million. The U.S government-sponsored enterprises portfolio contained unrealized losses of $7.1 million on 55 securities. The U.S. government-sponsored mortgage-backed securities portfolio contained $134.0 million of unrealized losses on 612 securities, and the private mortgage-backed securities portfolio contained $7.0 million of unrealized losses on 28 securities. The non-government-sponsored asset backed securities portfolio contained $926,776 of unrealized losses on 12 securities. The state and political subdivisions portfolio contained $65.4 million of unrealized losses on 418 securities. In addition, the other securities portfolio contained $9.0 million of unrealized losses on 48 securities. The unrealized losses on the Company's investments were primarily a result of interest rate changes, and the Company expects to recover the amortized cost basis over the term of the securities. The Company has determined that, as of December 31, 2025, a reserve for credit losses is not necessary because the decline in market value was attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity.

As of December 31, 2025, the Company's held-to-maturity securities portfolio consisted of 512 investment securities, 494 of which were in an unrealized loss position. As noted in the table above, the total amount of the unrealized loss was $98.7 million. The U.S. government-sponsored enterprises portfolio contained unrealized losses of $1.4 million on 5 securities. The U.S. government-sponsored mortgage-backed securities portfolio contained $3.3 million of unrealized losses on 14 securities. The state and political subdivisions portfolio contained $94.0 million of unrealized losses on 475 securities. The unrealized losses on the Company's held-to-maturity investments were a result of interest rate changes. The Company expects to recover the amortized cost basis over the term of the securities. Because the decline in market value was attributable to changes in interest rates and not credit quality, the Company has determined that an additional provision for credit losses is not necessary as of December 31, 2025.

The following table summarizes bond ratings for the Company's held-to-maturity portfolio, based upon amortized cost, issued by state and political subdivisions and other securities as of December 31, 2025 and 2024:

	December 31, 2025			
	State and Political Subdivisions	U.S. government-sponsored enterprises	U.S. government-sponsored mortgage-backed securities	Total
	(In thousands)			
Aaa/AAA	$ 239,539	$ 43,841	$ —	$ 283,380
Aa/AA	825,020	—	—	825,020
A	32,594	—	—	32,594
Not rated	5,460	—	—	5,460
Agency Backed	—	—	114,813	114,813
Total	$ 1,102,613	$ 43,841	$ 114,813	$ 1,261,267

| | December 31, 2024 | | | |
	State and Political Subdivisions	U.S. government-sponsored enterprises	U.S. government-sponsored mortgage-backed securities	Total
	(In thousands)			
Aaa/AAA	$ 235,504	$ 43,560	$ —	$ 279,064
Aa/AA	845,876	—	—	845,876
A	23,208	—	—	23,208
Not rated	4,892	—	—	4,892
Agency Backed	—	—	124,169	124,169
Total	$ 1,109,480	$ 43,560	$ 124,169	$ 1,277,209

Income earned on securities for the years ended is as follows:

| | December 31, | | |
	2025	2024	2023
	(In thousands)		
Taxable:			
Available-for-sale	$ 76,423	$ 95,940	$ 108,650
Held-to-maturity	29,640	29,825	29,925
Tax-exempt:			
Available-for-sale	18,687	18,586	19,104
Held-to-maturity	12,166	12,394	12,514
Total	$ 136,916	$ 156,745	$ 170,193

3. Loans Receivable

The various categories of loans receivable are summarized as follows:

| | December 31, | |
	2025	2024
	(In thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ 5,290,112	$ 5,426,780
Construction/land development	2,726,993	2,736,214
Agricultural	332,412	336,993
Residential real estate loans		
Residential 1-4 family	2,134,334	1,956,489
Multifamily residential	1,140,911	496,484
Total real estate	11,624,762	10,952,960
Consumer	1,253,746	1,234,361
Commercial and industrial	2,222,401	2,022,775
Agricultural	359,879	367,251
Other	225,421	187,153
Total Loans receivable	$ 15,686,209	$ 14,764,500
Allowance for credit losses	(297,583)	(275,880)
Loans receivable, net	$ 15,388,626	$ 14,488,620

During the year ended December 31, 2025, the Company sold $9.9 million of the guaranteed portion of certain SBA loans, which resulted in a gain of approximately $642,000. During the year ended December 31, 2024, the Company sold $7.8 million of the guaranteed portion of certain SBA loans, which resulted in a gain of $617,000. During the year ended December 31, 2023, the Company sold $3.7 million of the guaranteed portion of certain SBA loans, which resulted in a gain of $278,000.

Mortgage loans held for sale of approximately $204.0 million and $98.7 million at December 31, 2025 and 2024, respectively, are included in residential 1-4 family loans. Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid. The Company obtains forward commitments to sell mortgage loans to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. The forward commitments acquired by the Company for mortgage loans in process of origination are considered mandatory forward commitments. Because these commitments are structured on a mandatory basis, the Company is required to substitute another loan or to buy back the commitment if the original loan does not fund. The Company regularly sells mortgages into the capital markets to mitigate the effects of interest rate volatility during the period from the time an interest rate lock commitment ("IRLC") is issued until the IRLC funds creating a mortgage loan held for sale and its subsequent sale into the secondary/capital markets. Loan sales are typically executed on a mandatory basis. Under a mandatory commitment, the Company agrees to deliver a specified dollar amount with predetermined terms by a certain date. Generally, the commitment is not loan specific, and any combination of loans can be delivered into the outstanding commitment provided the terms fall within the parameters of the commitment. Upon failure to deliver, the Company is subject to fees based on market movement. These commitments are derivative instruments and their fair values at December 31, 2025 and 2024 were not material.

Purchased loans that have experienced more than insignificant credit deterioration since origination are PCD loans. An allowance for credit losses is determined using the same methodology as other loans. For PCD loans not individually analyzed for impairment, the Company develops separate PCD models for each loan segment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses. The Company held approximately $52.2 million and $76.3 million in PCD loans, as of December 31, 2025 and 2024, respectively. The balance, as of December 31, 2025, consisted of $52.2 million resulting from the acquisition of Happy. The balance, as of December 31, 2024, consisted of $76.3 million resulting from the acquisition of Happy.

4. Allowance for Credit Losses, Credit Quality and Other

The Company uses the discounted cash flow ("DCF") method to estimate expected losses for all of Company's loan pools. These pools are as follows: construction & land development; other commercial real estate; residential real estate; commercial & industrial; and consumer & other. The loan portfolio pools were selected in order to generally align with the loan categories specified in the quarterly call reports required to be filed with the Federal Financial Institutions Examination Council. For each of these loan pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers.

Management qualitatively adjusts model results for risk factors ("Q-Factors") that are not considered within our modeling processes but are, nonetheless, relevant in assessing the expected credit losses within our loan pools. These Q-Factors and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Each year management evaluates the performance of the selected models used in the CECL calculation through backtesting. Based on the results of the testing, management determines if the various models produced accurate results compared to the actual losses incurred for the current economic environment. Management then determines if changes to the input assumptions and economic factors would produce a stronger overall calculation that is more responsive to changes in economic conditions. The Company continues to use regression analysis to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default for the changes in the economic factors for the loss driver segments. Management determined the models in use as of December 31, 2024 were appropriate for use in 2025. The identified loss drivers by segment are included below as of both December 31, 2025 and 2024.

Loss Driver Segment	Call Report Segment(s)	Modeled Economic Factors
1-4 Family Construction	1a1	National Unemployment (%) & Housing Price Index (%)
All Other Construction	1a2	National Unemployment (%) & Gross Domestic Product (%)
Farmland & Agriculture	1b, 3	National Unemployment (%)
Residential 1-4 Family	1c1, 1c2a, 1c2b	National Unemployment (%) & Housing Price Index (%)
Multifamily	1d	Rental Vacancy Rate (%) & Housing Price Index (%)
Non-Farm/ Non-Residential CRE	1e1, 1e2	National Unemployment (%) & Gross Domestic Product (%)
Commercial & Industrial, Non-Depository Financial Institutions, Purchase/Carry Securities, Leases, Other	4a, 9a, 9b1, 9b2, 10, Other	National Unemployment (%) & National Retail Sales (%)
Consumer Auto	6c	National Unemployment (%) & National Retail Sales (%)
Other Consumer	6b, 6d	National Unemployment (%) & National Retail Sales (%)
Other Consumer - SPF	6d	National Unemployment (%)
Obligations of States and Political Subdivisions	8	National Unemployment (%) & Gross Domestic Product (%)

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

The combination of adjustments for credit expectations (default and loss) and time expectations prepayment, curtailment, and time to recovery produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows ("NPV"). An allowance for credit loss is established for the difference between the instrument's NPV and amortized cost basis.

Construction/Land Development and Other Commercial Real Estate Loans. We originate non-farm and non-residential loans (primarily secured by commercial real estate), construction/land development loans, and agricultural loans, which are generally secured by real estate located in our market areas. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized (where defined) over a 15 to 30-year period with balloon payments due at the end of one to five years. These loans are generally underwritten by assessing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, we will loan up to 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis.

Residential Real Estate Loans. We originate one to four family, residential mortgage loans generally secured by property located in our primary market areas. Residential real estate loans generally have a loan-to-value ratio of up to 90%. These loans are underwritten by giving consideration to many factors including the borrower's ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio.

Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally, accounts receivable are financed at between 50% and 80% of accounts receivable less than 60 days past due. Inventory financing will range between 50% and 80% (with no work in process) depending on the borrower and nature of inventory. We require a first lien position for those loans.

Consumer & Other Loans. Our consumer & other loans are primarily composed of loans to finance United States Coast Guard registered high-end sail and power boats. The performance of consumer & other loans will be affected by the local and regional economies as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics.

Off-Balance Sheet Credit Exposures. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit loss on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The Company uses the DCF method to estimate expected losses for all of Company's off-balance sheet credit exposures through the use of the existing DCF models for the Company's loan portfolio pools. The off-balance sheet credit exposures exhibit similar risk characteristics as loans currently in the Company's loan portfolio.

During the year ended December 31, 2025, the Company recorded a $24.1 million provision for credit losses on loans and recovered $1.0 million in credit losses on unfunded commitments.

During the year ended December 31, 2024, the Company recorded a $48.4 million provision for credit losses on loans. $33.4 million of the provision for credit losses on loans recorded during 2024 was used to establish a hurricane reserve for loans located in the Federal Emergency Management Agency ("FEMA") disaster areas impacted by Hurricanes Helene and Milton which made landfall during the third and fourth quarters of 2024. The remaining portion of the provision was related to loan growth. In addition, during the third quarter of 2024, the Company recorded a $1.0 million provision for credit losses on unfunded commitments, which completely offset the $1.0 million recovery of credit losses on unfunded commitments which was recorded during the first quarter of 2024.

During the year ended December 31, 2023, the Company recorded a $12.0 million provision for credit losses on loans, and the Company recovered $1.5 million in provision for unfunded commitments.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2025.

	Year Ended December 31, 2025					
	Construction/ Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial & Industrial	Consumer & Other	Total
	(In thousands)					
Allowance for credit losses:						
Beginning balance	$ 52,271	$ 91,315	$ 50,835	$ 49,621	$ 31,838	$ 275,880
Loans charged off	(70)	(3,034)	(631)	(6,377)	(5,131)	(15,243)
Recoveries of loans previously charged off	576	8,700	223	2,378	969	12,846
Net loans recovered (charged off)	506	5,666	(408)	(3,999)	(4,162)	(2,397)
Provision for credit loss - loans	(4,754)	(19,761)	22,265	20,310	6,040	24,100
Balance, December 31	$ 48,023	$ 77,220	$ 72,692	$ 65,932	$ 33,716	$ 297,583

During the year ended December 31, 2025, the Company reduced the level of the hurricane reserve from $33.4 million to $6.0 million as the deferred loans returned to regular payment during the year. The reduction in the hurricane reserve and the increase in the economic uncertainty related qualitative factor drove the significant changes in reserve levels between commercial real estate and commercial & industrial loans.

The following table presents the balance in the allowance for credit losses for the year ended December 31, 2024.

	Year Ended December 31, 2024					
	Construction/ Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial & Industrial	Consumer & Other	Total
	(In thousands)					
Allowance for credit losses:						
Beginning balance	$ 33,877	$ 78,635	$ 55,860	$ 92,810	$ 27,052	$ 288,234
Loans charged off	(1,437)	(38,132)	(7,067)	(11,089)	(5,311)	(63,036)
Recoveries of loans previously charged off	221	59	180	628	1,194	2,282
Net loans (charged off) recovered	(1,216)	(38,073)	(6,887)	(10,461)	(4,117)	(60,754)
Provision for credit loss - loans	19,610	50,753	1,862	(32,728)	8,903	48,400
Balance, December 31	$ 52,271	$ 91,315	$ 50,835	$ 49,621	$ 31,838	$ 275,880

During the second quarter of 2024, the Company implemented updated allowance for credit loss models as part of the annual model review and challenge process. In light of the then current commercial real estate ("CRE") environment, the allowance calculation called for a higher level of reserves for the CRE portfolio and a corresponding reduction in reserves for the commercial and industrial portfolio.

The following table presents the balance in the allowance for credit losses for the year ended December 31, 2023.

	Year Ended December 31, 2023					
	Construction/ Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial & Industrial	Consumer & Other	Total
	(In thousands)					
Allowance for loan losses:						
Beginning balance	$ 32,243	$ 93,848	$ 50,963	$ 89,354	$ 23,261	$ 289,669
Loans charged off	(263)	(2,335)	(269)	(9,157)	(4,031)	(16,055)
Recoveries of loans previously charged off	113	533	329	583	1,112	2,670
Net loans (charged off) recovered	(150)	(1,802)	60	(8,574)	(2,919)	(13,385)
Provision for credit loss - loans	1,784	(13,411)	4,837	12,030	6,710	11,950
Balance December 31	$ 33,877	$ 78,635	$ 55,860	$ 92,810	$ 27,052	$ 288,234

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing as of December 31, 2025 and 2024, respectively:

	December 31, 2025		
	Nonaccrual	Nonaccrual With Reserve	Loans Past Due Over 90 Days Still Accruing
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 21,685	$ 14,752	$ —
Construction/land development	5,444	—	405
Agricultural	489	—	—
Residential real estate loans			
Residential 1-4 family	24,149	—	2,321
Multifamily residential	10,925	10,113	—
Total real estate	62,692	24,865	2,726
Consumer	10,326	4,981	3,290
Commercial and industrial	3,760	—	964
Agricultural & other	1,224	—	—
Total	$ 78,002	$ 29,846	$ 6,980

	December 31, 2024		
	Nonaccrual	Nonaccrual With Reserve	Loans Past Due Over 90 Days Still Accruing
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 35,868	$ 28,768	$ 304
Construction/land development	3,702	—	600
Agricultural	559	—	—
Residential real estate loans			
Residential 1-4 family	22,539	—	1,835
Multifamily residential	13,083	—	—
Total real estate	75,751	28,768	2,739
Consumer	6,178	—	32
Commercial and industrial	10,931	—	2,263
Agricultural & other	993	—	—
Total	$ 93,853	$ 28,768	$ 5,034

The Company had $78.0 million and $93.9 million in nonaccrual loans for the periods ended December 31, 2025 and 2024, respectively. In addition, the Company had $7.0 million and $5.0 million in loans past due 90 days or more and still accruing for the periods ended December 31, 2025 and 2024, respectively.

The Company had $29.8 million and $28.8 million in nonaccrual loans with a specific reserve as of December 31, 2025 and 2024, respectively. Interest income recognized on the non-accrual loans for the years ended December 31, 2025, 2024 and 2023 was considered immaterial.

The following table presents the amortized cost basis of impaired loans by class of loans (which includes loans individually analyzed for credit losses for which a specific reserve has been recorded, non-accrual loans, loans past due 90 days or more and restructured loans made to borrowers experiencing financial difficulty) as of December 31, 2025 and 2024, respectively:

	December 31, 2025		
	Commercial Real Estate	Residential Real Estate	Other
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 93,550	$ —	$ —
Construction/land development	5,849	—	—
Agricultural	489	—	—
Residential real estate loans			
Residential 1-4 family	—	29,402	—
Multifamily residential	—	10,925	—
Total real estate	99,888	40,327	—
Consumer	—	—	13,616
Commercial and industrial	—	—	64,367
Agricultural & other	—	—	1,224
Total	$ 99,888	$ 40,327	$ 79,207

	December 31, 2024		
	Commercial Real Estate	Residential Real Estate	Other
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 125,861	$ —	$ —
Construction/land development	4,301	—	—
Agricultural	559	—	—
Residential real estate loans			
Residential 1-4 family	—	26,549	—
Multifamily residential	—	13,083	—
Total real estate	130,721	39,632	—
Consumer	—	—	14,228
Commercial and industrial	—	—	82,422
Agricultural & other	—	—	993
Total	$ 130,721	$ 39,632	$ 97,643

The Company had $219.4 million and $268.0 million in impaired loans for the periods ended December 31, 2025 and 2024, respectively.

Interest recognized on impaired loans during the years ended December 31, 2025, 2024 and 2023 was approximately $11.2 million, $13.5 million and $2.5 million, respectively. The amount of interest recognized on impaired loans on the cash basis is not materially different than the accrual basis.

The following is an aging analysis for loans receivable as of December 31, 2025 and 2024:

	December 31, 2025						
	Loans Past Due 30-59 Days	Loans Past Due 60-89 Days	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable	Accruing Loans Past Due 90 Days or More
				(In thousands)			
Real estate:							
Commercial real estate loans							
Non-farm/non-residential	$ 37,448	$ 4,723	$ 21,685	$ 63,856	$ 5,226,256	$ 5,290,112	$ —
Construction/land development	207	7,208	5,849	13,264	2,713,729	2,726,993	405
Agricultural	99	—	489	588	331,824	332,412	—
Residential real estate loans							
Residential 1-4 family	3,709	4,650	26,470	34,829	2,099,505	2,134,334	2,321
Multifamily residential	—	—	10,925	10,925	1,129,986	1,140,911	—
Total real estate	41,463	16,581	65,418	123,462	11,501,300	11,624,762	2,726
Consumer	1,251	210	13,616	15,077	1,238,669	1,253,746	3,290
Commercial and industrial	41,433	1,048	4,724	47,205	2,175,196	2,222,401	964
Agricultural and other	1,267	14	1,224	2,505	582,795	585,300	—
Total	$ 85,414	$ 17,853	$ 84,982	$ 188,249	$15,497,960	$15,686,209	$ 6,980

	December 31, 2024						
	Loans Past Due 30-59 Days	Loans Past Due 60-89 Days	Loans Past Due 90 Days or More	Total Past Due	Current Loans	Total Loans Receivable	Accruing Loans Past Due 90 Days or More
				(In thousands)			
Real estate:							
Commercial real estate loans							
Non-farm/non-residential	$ 4,352	$ 38,944	$ 36,172	$ 79,468	$ 5,347,312	$ 5,426,780	$ 304
Construction/land development	369	799	4,302	5,470	2,730,744	2,736,214	600
Agricultural	90	43	559	692	336,301	336,993	—
Residential real estate loans							
Residential 1-4 family	1,897	4,877	24,374	31,148	1,925,341	1,956,489	1,835
Multifamily residential	—	—	13,083	13,083	483,401	496,484	—
Total real estate	6,708	44,663	78,490	129,861	10,823,099	10,952,960	2,739
Consumer	7,046	68	6,210	13,324	1,221,037	1,234,361	32
Commercial and industrial	309	1,028	13,194	14,531	2,008,244	2,022,775	2,263
Agricultural and other	1,082	291	993	2,366	552,038	554,404	—
Total	$ 15,145	$ 46,050	$ 98,887	$ 160,082	$14,604,418	$14,764,500	$ 5,034

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk rating of loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in Arkansas, Florida, Texas, Alabama and New York.

The Company utilizes a risk rating matrix to assign a risk rating to each of its loans. Loans are rated on a scale from 1 to 8. Descriptions of the general characteristics of the 8 risk ratings are as follows:

- *Risk rating 1 – Excellent.* Loans in this category are to persons or entities of unquestionable financial strength, a highly liquid financial position, with collateral that is liquid and well margined. These borrowers have performed without question on past obligations, and the Bank expects their performance to continue. Internally generated cash flow covers current maturities of long-term debt by a substantial margin. Loans secured by bank certificates of deposit and savings accounts, with appropriate holds placed on the accounts, are to be rated in this category.

- *Risk rating 2 – Good.* These are loans to persons or entities with strong financial condition and above-average liquidity that have previously satisfactorily handled their obligations with the Bank. Collateral securing the Bank's debt is margined in accordance with policy guidelines. Internally generated cash flow covers current maturities of long-term debt more than adequately. Unsecured loans to individuals supported by strong financial statements and on which repayment is satisfactory may be included in this classification.

- *Risk rating 3 – Satisfactory.* Loans to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service long-term debt, and net worth comprised mainly of fixed assets are included in this category. These entities are minimally profitable now, with projections indicating continued profitability into the foreseeable future. Closely held corporations or businesses where a majority of the profits are withdrawn by the owners or paid in dividends are included in this rating category. Overall, these loans are basically sound.

- *Risk rating 4 – Watch.* Borrowers who have marginal cash flow, marginal profitability or have experienced an unprofitable year and a declining financial condition characterize these loans. The borrower has in the past satisfactorily handled debts with the Bank, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the Bank continues to be adequately secured, margins have decreased or are decreasing, despite the borrower's continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit exposure.

- *Risk rating 5 – Other Loans Especially Mentioned ("OLEM").* A loan criticized as OLEM has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. OLEM assets are not adversely classified and do not expose the institution to sufficient risks to warrant adverse classification.

- *Risk rating 6 – Substandard.* A loan classified as substandard is inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual assets.

- *Risk rating 7 – Doubtful.* A loan classified as doubtful has all the weaknesses inherent in a loan classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. These are poor quality loans in which neither the collateral, if any, nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time; in fact, there is permanent impairment in the collateral securing the loan.

- *Risk rating 8 – Loss.* Assets classified as loss are considered uncollectible and of such little value that the continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather, it is not practical or desirable to defer writing off this basically worthless asset, even though partial recovery may occur in the future. This classification is based upon current facts, not probabilities. Assets classified as loss should be charged-off in the period in which they became uncollectible.

The Company's classified loans include loans in risk ratings 6, 7 and 8. Loans may be classified, but not considered collateral dependent, due to one of the following reasons: (1) The Company has established minimum dollar amount thresholds for credit loss testing. All loans over $2.0 million that are rated 5 – 8 are individually assessed for impairment on a quarterly basis. Loans rated 5 – 8 that fall under the threshold amount are not individually tested for credit losses and therefore are not included in collateral dependent loans; (2) of the loans that are above the threshold amount and tested for credit losses after testing, some are considered to not be collateral dependent and are not included in collateral dependent loans.

Based on the most recent analysis performed, the risk category of loans by class as of December 31, 2025 and 2024 is as follows:

	December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior		
	(In thousands)							
Real estate:								
Commercial real estate loans								
Non-farm/non-residential								
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ 301	$ —	$ 301
Risk rating 2	—	—	—	—	—	—	—	—
Risk rating 3	492,228	210,249	252,348	561,439	426,072	978,310	206,694	3,127,340
Risk rating 4	86,206	108,516	96,811	558,844	278,939	561,388	240,408	1,931,112
Risk rating 5	239	664	1,392	13,790	—	23,161	—	39,246
Risk rating 6	11,983	33,432	1,735	40,615	6,407	97,516	—	191,688
Risk rating 7	—	—	425	—	—	—	—	425
Risk rating 8	—	—	—	—	—	—	—	—
Total non-farm/non-residential	590,656	352,861	352,711	1,174,688	711,418	1,660,676	447,102	5,290,112
Construction/land development								
Risk rating 1	$ —	$ —	$ —	$ —	$ 8	$ —	$ —	$ 8
Risk rating 2	376	93	129	—	—	120	—	718
Risk rating 3	739,449	863,012	181,685	108,648	23,610	54,423	68,558	2,039,385
Risk rating 4	63,720	201,687	56,444	143,542	14,648	20,780	163,294	664,115
Risk rating 5	—	—	—	16,024	—	—	—	16,024
Risk rating 6	—	4,584	275	512	536	836	—	6,743
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total construction/land development	803,545	1,069,376	238,533	268,726	38,802	76,159	231,852	2,726,993
Agricultural								
Risk rating 1	$ —	$ —	$ —	$ 1,169	$ —	$ —	$ —	$ 1,169
Risk rating 2	—	—	225	—	1,012	—	—	1,237
Risk rating 3	25,875	20,454	16,985	24,312	11,587	37,628	48,561	185,402
Risk rating 4	18,496	24,511	6,407	19,027	18,746	32,232	14,119	133,538
Risk rating 5	—	—	—	4,194	—	111	—	4,305
Risk rating 6	—	1,881	34	358	1,646	2,527	315	6,761
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total agricultural	44,371	46,846	23,651	49,060	32,991	72,498	62,995	332,412
Total commercial real estate loans	$ 1,438,572	$ 1,469,083	$ 614,895	$ 1,492,474	$ 783,211	$ 1,809,333	$ 741,949	$ 8,349,517
Residential real estate loans								
Residential 1-4 family								
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ 83	$ 1	$ 84
Risk rating 2	—	—	156	—	—	—	1	157
Risk rating 3	284,182	179,100	230,204	344,291	165,821	393,067	120,796	1,717,461
Risk rating 4	14,704	36,409	14,293	53,960	100,597	73,643	83,482	377,088
Risk rating 5	331	—	684	653	981	5,599	101	8,349
Risk rating 6	117	667	4,143	8,520	4,481	12,693	574	31,195
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total residential 1-4 family	299,334	216,176	249,480	407,424	271,880	485,085	204,955	2,134,334

	December 31, 2025															
	Term Loans Amortized Cost Basis by Origination Year												Revolving Loans Amortized Cost Basis		Total	
	2025		2024		2023		2022		2021		Prior					
	(In thousands)															
Multifamily residential																
Risk rating 1	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Risk rating 2		—		—		—		—		—		—		—		—
Risk rating 3		237,328		55,087		58,077		141,548		29,736		104,185		9,189		635,150
Risk rating 4		897		663		199,306		197,414		10,767		23,742		29,872		462,661
Risk rating 5		—		—		—		—		503		1,501		—		2,004
Risk rating 6		—		—		—		40,113		—		983		—		41,096
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		—		—		—		—		—
Total multifamily residential		238,225		55,750		257,383		379,075		41,006		130,411		39,061		1,140,911
Total real estate	$	1,976,131	$	1,741,009	$	1,121,758	$	2,278,973	$	1,096,097	$	2,424,829	$	985,965	$	11,624,762
Consumer																
Risk rating 1	$	4,723	$	2,974	$	1,306	$	970	$	449	$	1,191	$	1,654	$	13,267
Risk rating 2		—		—		—		—		—		217		—		217
Risk rating 3		277,176		216,183		150,202		153,393		140,454		255,252		1,218		1,193,878
Risk rating 4		2,526		1,916		1,031		5,092		1,509		4,376		126		16,576
Risk rating 5		—		—		114		464		200		1,146		—		1,924
Risk rating 6		778		12,570		6,296		1,504		246		5,322		28		26,744
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		1,140		—		—		—		1,140
Total consumer		285,203		233,643		158,949		162,563		142,858		267,504		3,026		1,253,746
Commercial and industrial																
Risk rating 1		951	$	3,241	$	288	$	364	$	636	$	20,727	$	14,327	$	40,534
Risk rating 2		2		43		62		277		—		20		4,018		4,422
Risk rating 3		401,676		92,773		419,568		132,633		41,839		249,339		325,878		1,663,706
Risk rating 4		80,245		33,265		50,968		41,099		23,792		58,246		152,751		440,366
Risk rating 5		—		—		7		40		4,632		955		1,147		6,781
Risk rating 6		852		40,887		391		648		663		1,785		21,025		66,251
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		1		—		329		—		11		341
Total commercial and industrial		483,726		170,209		471,285		175,061		71,891		331,072		519,157		2,222,401
Agricultural and other																
Risk rating 1	$	214	$	556	$	344	$	78	$	16	$	90	$	948	$	2,246
Risk rating 2		552		115		253		16		—		—		2,159		3,095
Risk rating 3		28,999		5,040		4,214		3,111		22,774		17,136		248,547		329,821
Risk rating 4		46,091		8,734		1,127		34,328		3,925		28,167		123,570		245,942
Risk rating 5		—		—		—		1,222		11		—		—		1,233
Risk rating 6		—		1,098		108		343		32		1,265		117		2,963
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		—		—		—		—		—
Total agricultural and other		75,856		15,543		6,046		39,098		26,758		46,658		375,341		585,300
Total	$	2,820,916	$	2,160,404	$	1,758,038	$	2,655,695	$	1,337,604	$	3,070,063	$	1,883,489	$	15,686,209

	December 31, 2024															
	Term Loans Amortized Cost Basis by Origination Year															
	2024		2023		2022		2021		2020		Prior		Revolving Loans Amortized Cost Basis		Total	
	(In thousands)															
Real estate:																
Commercial real estate loans																
Non-farm/non-residential																
Risk rating 1	$	—	$	—	$	—	$	—	$	—	$	326	$	68	$	394
Risk rating 2		—		—		—		—		—		—		—		—
Risk rating 3		178,690		331,274		645,431		512,315		220,835		934,598		228,198		3,051,341
Risk rating 4		120,700		91,233		531,601		267,040		131,943		617,978		313,529		2,074,024
Risk rating 5		27		—		1,266		—		1,040		9,613		343		12,289
Risk rating 6		33,781		825		33,998		5,701		9,892		204,535		—		288,732
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		—		—		—		—		—
Total non-farm/non-residential		333,198		423,332		1,212,296		785,056		363,710		1,767,050		542,138		5,426,780
Construction/land development																
Risk rating 1	$	—	$	—	$	—	$	9	$	—	$	—	$	—	$	9
Risk rating 2		100		134		—		—		—		157		—		391
Risk rating 3		791,840		397,607		337,382		85,069		40,870		60,994		70,755		1,784,517
Risk rating 4		171,954		173,190		320,896		29,010		6,848		20,977		207,563		930,438
Risk rating 5		13		—		16,390		198		—		—		—		16,601
Risk rating 6		—		108		1,852		1,182		195		871		38		4,246
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		12		—		—		—		12
Total construction/land development		963,907		571,039		676,520		115,480		47,913		82,999		278,356		2,736,214
Agricultural																
Risk rating 1	$	449	$	—	$	1,393	$	—	$	—	$	—	$	—	$	1,842
Risk rating 2		277		238		—		1,080		—		—		—		1,595
Risk rating 3		38,900		32,890		29,013		15,091		20,240		42,896		37,392		216,422
Risk rating 4		13,582		10,167		27,987		19,765		10,453		25,539		5,015		112,508
Risk rating 5		—		—		—		—		—		571		—		571
Risk rating 6		—		—		—		1,555		1,084		1,228		188		4,055
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		—		—		—		—		—
Total agricultural		53,208		43,295		58,393		37,491		31,777		70,234		42,595		336,993
Total commercial real estate loans	$	1,350,313	$	1,037,666	$	1,947,209	$	938,027	$	443,400	$	1,920,283	$	863,089	$	8,499,987
Residential real estate loans																
Residential 1-4 family																
Risk rating 1	$	—	$	—	$	—	$	—	$	—	$	91	$	2	$	93
Risk rating 2		—		221		—		—		—		10		4		235
Risk rating 3		219,885		232,289		370,485		222,761		126,372		342,594		120,626		1,635,012
Risk rating 4		14,380		18,404		43,419		22,952		19,318		69,811		93,464		281,748
Risk rating 5		854		1,948		887		2,263		193		1,639		778		8,562
Risk rating 6		—		2,630		8,135		2,971		4,230		12,609		263		30,838
Risk rating 7		—		—		—		—		—		—		—		—
Risk rating 8		—		—		—		—		—		1		—		1
Total residential 1-4 family		235,119		255,492		422,926		250,947		150,113		426,755		215,137		1,956,489

	December 31, 2024							
	Term Loans Amortized Cost Basis by Origination Year							
	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
	(In thousands)							
Multifamily residential								
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Risk rating 2	—	—	—	—	—	—	—	—
Risk rating 3	3,744	11,304	33,411	39,828	51,573	71,488	7,457	218,805
Risk rating 4	297	395	160,913	8,908	58,236	22,820	12,413	263,982
Risk rating 5	—	—	—	—	—	242	—	242
Risk rating 6	—	—	12,647	586	—	222	—	13,455
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total multifamily residential	4,041	11,699	206,971	49,322	109,809	94,772	19,870	496,484
Total real estate	$ 1,589,473	$ 1,304,857	$ 2,577,106	$ 1,238,296	$ 703,322	$ 2,441,810	$ 1,098,096	$ 10,952,960
Consumer								
Risk rating 1	$ 4,977	$ 2,256	$ 1,548	$ 789	$ 524	$ 1,001	$ 1,589	$ 12,684
Risk rating 2	—	—	—	—	—	142	—	142
Risk rating 3	268,747	208,277	206,878	173,224	87,540	234,802	1,152	1,180,620
Risk rating 4	7,232	4,556	4,926	1,464	161	5,626	195	24,160
Risk rating 5	—	4	8	216	156	407	—	791
Risk rating 6	75	5,741	3,618	181	339	5,946	55	15,955
Risk rating 7	—	2	—	—	—	—	—	2
Risk rating 8	—	1	—	6	—	—	—	7
Total consumer	281,031	220,837	216,978	175,880	88,720	247,924	2,991	1,234,361
Commercial and industrial								
Risk rating 1	$ 6,417	$ 833	$ 575	$ 417	$ 214	$ 20,878	$ 12,044	$ 41,378
Risk rating 2	47	117	442	66	4	18	2,709	3,403
Risk rating 3	131,583	509,552	230,981	60,652	43,587	219,289	196,538	1,392,182
Risk rating 4	74,388	53,103	30,832	29,032	6,626	59,163	230,272	483,416
Risk rating 5	—	113	324	4,526	15	—	1,068	6,046
Risk rating 6	47,007	3,198	3,646	12,617	11	9,406	20,464	96,349
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	1	—	—	—	—	1
Total commercial and industrial	259,442	566,916	266,801	107,310	50,457	308,754	463,095	2,022,775
Agricultural and other								
Risk rating 1	$ 705	$ 375	$ 120	$ 16	$ 100	$ —	$ 993	$ 2,309
Risk rating 2	153	301	23	—	—	—	2,175	2,652
Risk rating 3	33,060	42,562	38,428	26,408	24,261	31,552	180,103	376,374
Risk rating 4	31,896	2,287	7,467	6,998	338	14,067	106,309	169,362
Risk rating 5	1,914	—	312	—	61	543	5	2,835
Risk rating 6	—	3	—	39	57	663	110	872
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total agricultural and other	67,728	45,528	46,350	33,461	24,817	46,825	289,695	554,404
Total	$ 2,197,674	$ 2,138,138	$ 3,107,235	$ 1,554,947	$ 867,316	$ 3,045,313	$ 1,853,877	$ 14,764,500

The following table presents gross write-offs by origination date for the year ended December 31, 2025 and December 31, 2024.

	December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2025	**2024**	**2023**	**2022**	**2021**	**Prior**		
	(In thousands)							
Real estate								
Commercial real estate loans								
Non-farm/non-residential	$ —	$ 5	$ 400	$ 47	$ 289	$ 2,293	$ —	$ 3,034
Construction/land development	—	18	11	—	41	—	—	70
Residential real estate loans								
Residential 1-4 family	—	21	98	309	—	203	—	631
Total real estate	—	44	509	356	330	2,496	—	3,735
Consumer	222 *	82	628	613	277	458	41	2,321
Commercial and industrial	—	149	2,582	763	1,206	898	779	6,377
Agricultural & other	2,808 *	2	—	—	—	—	—	2,810
Total	$ 3,030	$ 277	$ 3,719	$ 1,732	$ 1,813	$ 3,852	$ 820	$ 15,243

*The 2025 write-offs primarily consist of overdrafts.

	December 31, 2024							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**		
	(In thousands)							
Real estate								
Commercial real estate loans								
Non-farm/non-residential	$ —	$ —	$ 26,059	$ 779	$ 9,979	$ 1,220	$ 95	$ 38,132
Construction/land development	—	—	666	526	33	—	212	1,437
Residential real estate loans								
Residential 1-4 family	—	57	170	1	58	184	97	567
Multifamily residential	—	—	6,500	—	—	—	—	6,500
Total real estate	—	57	33,395	1,306	10,070	1,404	404	46,636
Consumer	18	134	997	246	336	474	9	2,214
Commercial and industrial	—	576	97	691	116	6,005	3,604	11,089
Agricultural & other	3,026 **	71	—	—	—	—	—	3,097
Total	$ 3,044	$ 838	$ 34,489	$ 2,243	$ 10,522	$ 7,883	$ 4,017	$ 63,036

** The 2024 write-off primarily consists of overdrafts.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. The Company also evaluates credit quality based on the aging status of the loan, which was previously presented and by payment activity. The following tables present the amortized cost of performing and nonperforming loans as of December 31, 2025 and 2024.

	December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior		
	(In thousands)							
Real estate:								
Commercial real estate loans								
Non-farm/non-residential								
Performing	$ 590,656	$ 319,429	$ 352,286	$ 1,147,293	$ 709,851	$ 1,629,945	$ 447,102	$ 5,196,562
Non-performing	—	33,432	425	27,395	1,567	30,731	—	93,550
Total non-farm/ non-residential	590,656	352,861	352,711	1,174,688	711,418	1,660,676	447,102	5,290,112
Construction/land development								
Performing	803,545	1,065,095	238,336	268,292	38,502	75,522	231,852	2,721,144
Non-performing	—	4,281	197	434	300	637	—	5,849
Total construction/ land development	803,545	1,069,376	238,533	268,726	38,802	76,159	231,852	2,726,993
Agricultural								
Performing	$ 44,371	$ 46,846	$ 23,651	$ 49,060	$ 32,991	$ 72,021	$ 62,983	$ 331,923
Non-performing	—	—	—	—	—	477	12	489
Total agricultural	44,371	46,846	23,651	49,060	32,991	72,498	62,995	332,412
Total commercial real estate loans	$ 1,438,572	$ 1,469,083	$ 614,895	$ 1,492,474	$ 783,211	$ 1,809,333	$ 741,949	$ 8,349,517
Residential real estate loans								
Residential 1-4 family								
Performing	$ 299,149	$ 215,558	$ 244,767	$ 400,643	$ 267,493	$ 472,717	$ 204,605	$ 2,104,932
Non-performing	185	618	4,713	6,781	4,387	12,368	350	29,402
Total residential 1-4 family	299,334	216,176	249,480	407,424	271,880	485,085	204,955	2,134,334
Multifamily residential								
Performing	$ 238,225	$ 55,750	$ 257,383	$ 368,962	$ 41,006	$ 129,599	$ 39,061	$ 1,129,986
Non-performing	—	—	—	10,113	—	812	—	10,925
Total multifamily residential	238,225	55,750	257,383	379,075	41,006	130,411	39,061	1,140,911
Total real estate	1,976,131	1,741,009	1,121,758	2,278,973	1,096,097	2,424,829	985,965	11,624,762
Consumer								
Performing	$ 285,182	$ 232,580	$ 153,116	$ 160,625	$ 142,817	$ 262,786	$ 3,024	$ 1,240,130
Non-performing	21	1,063	5,833	1,938	41	4,718	2	13,616
Total consumer	285,203	233,643	158,949	162,563	142,858	267,504	3,026	1,253,746
Commercial and industrial								
Performing	$ 482,817	$ 129,624	$ 471,177	$ 174,639	$ 71,256	$ 329,475	$ 499,046	$ 2,158,034
Non-performing	909	40,585	108	422	635	1,597	20,111	64,367
Total commercial and industrial	483,726	170,209	471,285	175,061	71,891	331,072	519,157	2,222,401
Agricultural and other								
Performing	$ 75,856	$ 15,385	$ 5,938	$ 38,786	$ 26,715	$ 46,132	$ 375,264	$ 584,076
Non-performing	—	158	108	312	43	526	77	1,224
Total agricultural and other	75,856	15,543	6,046	39,098	26,758	46,658	375,341	585,300
Total	$ 2,820,916	$ 2,160,404	$ 1,758,038	$ 2,655,695	$ 1,337,604	$ 3,070,063	$ 1,883,489	$ 15,686,209

				December 31, 2024				
	Term Loans Amortized Cost Basis by Origination Year						**Revolving Loans Amortized Cost Basis**	**Total**
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**		
				(In thousands)				
Real estate:								
Commercial real estate loans								
Non-farm/non-residential								
Performing	$ 301,127	$ 423,332	$ 1,178,297	$ 784,102	$ 359,710	$ 1,712,213	$ 542,138	$ 5,300,919
Non-performing	32,071	—	33,999	954	4,000	54,837	—	125,861
Total non-farm/ non-residential	333,198	423,332	1,212,296	785,056	363,710	1,767,050	542,138	5,426,780
Construction/land development								
Performing	963,903	570,931	674,668	114,157	47,736	82,199	278,319	2,731,913
Non-performing	4	108	1,852	1,323	177	800	37	4,301
Total construction/ land development	963,907	571,039	676,520	115,480	47,913	82,999	278,356	2,736,214
Agricultural								
Performing	$ 53,208	$ 43,295	$ 58,393	$ 37,491	$ 31,777	$ 69,863	$ 42,407	$ 336,434
Non-performing	—	—	—	—	—	371	188	559
Total agricultural	53,208	43,295	58,393	37,491	31,777	70,234	42,595	336,993
Total commercial real estate loans	$ 1,350,313	$ 1,037,666	$ 1,947,209	$ 938,027	$ 443,400	$ 1,920,283	$ 863,089	$ 8,499,987
Residential real estate loans								
Residential 1-4 family								
Performing	$ 235,119	$ 252,691	$ 416,981	$ 247,959	$ 146,817	$ 415,401	$ 214,972	$ 1,929,940
Non-performing	—	2,801	5,945	2,988	3,296	11,354	165	26,549
Total residential 1-4 family	235,119	255,492	422,926	250,947	150,113	426,755	215,137	1,956,489
Multifamily residential								
Performing	$ 4,041	$ 11,699	$ 194,474	$ 48,736	$ 109,809	$ 94,772	$ 19,870	$ 483,401
Non-performing	—	—	12,497	586	—	—	—	13,083
Total multifamily residential	4,041	11,699	206,971	49,322	109,809	94,772	19,870	496,484
Total real estate	1,589,473	1,304,857	2,577,106	1,238,296	703,322	2,441,810	1,098,096	10,952,960
Consumer								
Performing	$ 280,956	$ 215,196	$ 214,938	$ 175,706	$ 88,409	$ 241,992	$ 2,936	$ 1,220,133
Non-performing	75	5,641	2,040	174	311	5,932	55	14,228
Total consumer	281,031	220,837	216,978	175,880	88,720	247,924	2,991	1,234,361
Commercial and industrial								
Performing	$ 212,469	$ 564,063	$ 263,604	$ 106,405	$ 50,453	$ 300,351	$ 443,008	$ 1,940,353
Non-performing	46,973	2,853	3,197	905	4	8,403	20,087	82,422
Total commercial and industrial	259,442	566,916	266,801	107,310	50,457	308,754	463,095	2,022,775
Agricultural and other								
Performing	$ 67,728	$ 45,525	$ 46,350	$ 33,422	$ 24,815	$ 45,922	$ 289,649	$ 553,411
Non-performing	—	3	—	39	2	903	46	993
Total agricultural and other	67,728	45,528	46,350	33,461	24,817	46,825	289,695	554,404
Total	$ 2,197,674	$ 2,138,138	$ 3,107,235	$ 1,554,947	$ 867,316	$ 3,045,313	$ 1,853,877	$ 14,764,500

The Company had approximately $61.6 million or 260 total revolving loans convert to term loans for the year ended December 31, 2025 compared to $55.0 million or 213 total revolving loans convert to term loans for the year ended December 31, 2024. These loans were considered immaterial for vintage disclosure inclusion.

The following table presents the amortized cost basis of modified loans to borrowers experiencing financial difficulty by class and modification type at December 31, 2025 and December 31, 2024. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below.

	December 31, 2025								
					Combination of Modifications				
	Term Extension	Interest Rate Reduction	Principal Reduction	Interest Only	Interest Rate Reduction and Term Extension	Term Extension and Interest Only	Term Extension and Principal Reduction	Post-Modification Outstanding Balance	Percentage of Total Class of Loans Receivable
	(Dollars in thousands)								
Real estate:									
Commercial real estate loans									
Non-farm/non-residential	$ 378	$ 31,869	$ —	$ 1,001	$ 330	$ 14,752	$ —	$ 48,330	0.91 %
Construction/land development	—	—	—	36	—	—	—	36	—
Residential real estate loans									
Residential 1-4 family	1,033	1,018	99	20	2,300	—	114	4,584	0.21
Total real estate	1,411	32,887	99	1,057	2,630	14,752	114	52,950	0.46
Consumer	—	2,938	—	—	—	—	—	2,938	0.23
Commercial and industrial	58	59,585	—	—	74	—	—	59,717	2.69
Total	$ 1,469	$ 95,410	$ 99	$ 1,057	$ 2,704	$ 14,752	$ 114	$ 115,605	0.74 %

	December 31, 2024									
					Combination of Modifications					
	Term Extension	Interest Rate Reduction	Principal Reduction	Interest Only	Interest Rate Reductio n and Term Extension	Principal Reduction and Interest Rate Reduction	Term Extension and Interest Only	Term Extension and Principal Reduction	Post-Modification Outstanding Balance	Percentage of Total Class of Loans Receivable
	(Dollars in thousands)									
Real estate:										
Commercial real estate loans										
Non-farm/non-residential	$ 388	$ 32,096	$ —	$ 1,228	$ 339	$ —	$ 15,646	$ —	$ 49,697	0.92 %
Construction/land development	—	—	—	52	—	—	—	—	52	—
Residential real estate loans										
Residential 1-4 family	1,076	1,198	102	22	523	—	—	117	3,038	0.16
Total real estate	1,464	33,294	102	1,302	862	—	15,646	117	52,787	0.48
Consumer	6	—	—	9	—	2	—	—	17	—
Commercial and industrial	2,337	67,017	—	441	76	—	—	—	69,871	3.45
Total	$ 3,807	$100,311	$ 102	$ 1,752	$ 938	$ 2	$ 15,646	$ 117	$ 122,675	0.83 %

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The Company has modified 13 loans over the past 12 months to borrowers experiencing financial difficulty. The pre-modification balance of the loans was $5.0 million, and the ending balance as of December 31, 2025 was $4.9 million. The $4.9 million balance consists of $736,526 of non-accrual loans and $4.1 million of current loans, of which all were current as of December 31, 2025.

The following table presents the amortized cost basis of loans that had a payment default during the years ended December 31, 2025 and 2024, respectively, and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

	December 31, 2025	
	Interest Rate Reduction	Combination Interest Rate Reduction and Term Extension
	(Dollars in thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ —	$ —
Construction/land development	—	—
Agricultural	—	—
Residential real estate loans		—
Residential 1-4 family	62	674
Total real estate	62	674
Consumer	—	—
Commercial and industrial	—	—
Total	$ 62	$ 674

	December 31, 2024	
	Term Extension	Combination Interest Rate Reduction and Term Extension
	(Dollars in thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ —	$ —
Construction/land development	—	—
Agricultural	—	—
Residential real estate loans		—
Residential 1-4 family	249	—
Total real estate	249	—
Consumer	5	—
Commercial and industrial	—	2
Total	$ 254	$ 2

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses on loans is adjusted by the same amount. The defaults impact the loss rate by applicable loan pool for the quarterly CECL calculation. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

The Company has purchased loans for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The Company held approximately $52.2 million and $76.3 million in PCD loans, as of December 31, 2025 and 2024, respectively.

The following is a presentation of total foreclosed assets as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	(In thousands)	
Commercial real estate loans		
Non-farm/non-residential	$ 23,433	$ 28,392
Construction/land development	15,230	13,391
Residential real estate loans		
Residential 1-4 family	1,168	1,624
Total foreclosed assets held for sale	$ 39,831	$ 43,407

5. Goodwill and Core Deposit Intangible

Changes in the carrying amount and accumulated amortization of the Company's goodwill and core deposit intangible at December 31, 2025 and 2024, were as follows:

Goodwill	December 31, 2025	December 31, 2024
	(In thousands)	
Balance, beginning of period	$ 1,398,253	$ 1,398,253
Balance, end of period	$ 1,398,253	$ 1,398,253

Core Deposit Intangible	December 31, 2025	December 31, 2024
	(In thousands)	
Balance, beginning of period	$ 40,327	$ 48,770
Amortization expense	(8,034)	(8,443)
Balance, end of year	$ 32,293	$ 40,327

The carrying basis and accumulated amortization of core deposits intangibles at December 31, 2025 and 2024 were:

	December 31, 2025	December 31, 2024
	(In thousands)	
Gross carrying amount	$ 128,888	$ 128,888
Accumulated amortization	(96,595)	(88,561)
Net carrying amount	$ 32,293	$ 40,327

Core deposit intangible amortization expense for the years ended December 31, 2025, 2024 and 2023 was approximately $8.0 million, $8.4 million and $9.7 million, respectively. The core deposit intangible is tested annually for impairment during the fourth quarter. During the 2025 review, no impairment was found. Including all of the mergers completed as of December 31, 2025, HBI's estimated amortization expense of the core deposit intangible for each of the years 2026 through 2030 is approximately: 2026 – $7.8 million; 2027 – $6.6 million; 2028 – $4.2 million; 2029 – $4.2 million and 2030 – $4.2 million.

The carrying amount of the Company's goodwill was $1.40 billion at both December 31, 2025 and 2024. Goodwill is tested annually for impairment during the fourth quarter or more frequently if changes or circumstances occur. During the 2024 and 2023 reviews, no impairment was found. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated, and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements.

6. Other Assets

Other assets consist primarily of equity securities without a readily determinable fair value and other miscellaneous assets. As of December 31, 2025 and 2024, other assets were $374.6 million and $345.3 million, respectively.

The Company has equity securities without readily determinable fair values such as stock holdings in the Federal Home Loan Bank ("FHLB"), the Federal Reserve Bank ("Federal Reserve") and First National Bankers' Bank ("FNBB") which are outside the scope of ASC Topic 321, *Investments – Equity Securities* ("ASC Topic 321"). These equity securities without a readily determinable fair value were $128.1 million and $135.2 million at December 31, 2025 and December 31, 2024, respectively, and are accounted for at cost.

The Company has equity securities which are accounted for under ASC Topic 321 if they lack a readily determinable fair value or are using net asset value of the practical expedient to determine fair value under ASC Topic 820. These equity securities were $97.1 million and $91.2 million at December 31, 2025 and 2024, respectively. There were no transactions during the period that would indicate a material change in fair value. The remaining capital commitments were $27.0 million and $29.1 million at December 31, 2025 and 2024, respectively.

7. Deposits

The aggregate amount of time deposits with a minimum denomination of $250,000 was $1.01 billion and $917.1 million at December 31, 2025 and 2024, respectively. The aggregate amount of time deposits with a minimum denomination of $100,000 was $1.28 billion and $1.20 billion at December 31, 2025 and 2024, respectively. Interest expense applicable to certificates in excess of $100,000 totaled $49.6 million, $49.3 million and $26.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, brokered deposits were $435.7 million and $448.4 million, respectively.

The following is a summary of the scheduled maturities of all time deposits at December 31, 2025 (in thousands):

2026	$1,502,011
2027	260,960
2028	38,294
2029	10,701
2030	6,203
Thereafter	555
Total time deposits	$1,818,724

Deposits totaling approximately $3.32 billion and $3.08 billion at December 31, 2025 and 2024, respectively, were public funds obtained primarily from state and political subdivisions in the United States.

8. Securities Sold Under Agreements to Repurchase

At December 31, 2025 and 2024, securities sold under agreements to repurchase totaled $155.8 million and $162.4 million, respectively. For the years ended December 31, 2025 and 2024, securities sold under agreements to repurchase daily weighted-average totaled $148.5 million and $166.0 million, respectively. The remaining contractual maturity of securities sold under agreements to repurchase in the consolidated balance sheets as of December 31, 2025 and 2024 is presented in the following table:

	December 31, 2025		December 31, 2024	
	Overnight and Continuous	Total	Overnight and Continuous	Total
	(In thousands)			
Securities sold under agreements to repurchase:				
Mortgage-backed securities	$ 55,615	$ 55,615	$ 48,056	$ 48,056
State and political subdivisions	31,103	31,103	37,831	37,831
Other securities	69,085	69,085	76,463	76,463
Total borrowings	$ 155,803	$ 155,803	$ 162,350	$ 162,350

9. FHLB and Other Borrowed Funds

The Company's FHLB borrowed funds, which are secured by our loan portfolio, were $500.0 million and $600.0 million at December 31, 2025 and 2024, respectively. At December 31, 2025, $100.0 million and $400.0 million balance was classified as short-term and long-term advances, respectively. At December 31, 2024, $100.0 million and $500.0 million balance was classified as short-term and long-term advances, respectively. The FHLB advances mature from 2026 to 2037 with fixed interest rates ranging from 3.37% to 4.84% and are secured by loans and investments securities. Expected maturities could differ from contractual maturities because the FHLB has the right to call or the Company has the right to prepay certain obligations.

Other borrowed funds were $250,000 as of December 31, 2025 and were classified as short-term advances. Other borrowed funds were $750,000 as of December 31, 2024 and were classified as short-term advances. During the fourth quarter of 2024, the Company paid off its $700.0 million advance from the Federal Reserve's Bank Term Funding Program ("BTFP").

Additionally, the Company had $1.48 billion and $1.22 billion at December 31, 2025 and 2024, respectively, in letters of credit under a FHLB blanket borrowing line of credit, which are used to collateralize public deposits at December 31, 2025 and 2024, respectively.

Maturities of borrowings with original maturities exceeding one year at December 31, 2025, are as follows (in thousands):

	By Contractual Maturity	By Call Date
2026	$ 100,250	$ 500,250
2027	—	—
2028	—	—
2029	—	—
2030	—	—
Thereafter	400,000	—
	$ 500,250	$ 500,250

10. Subordinated Debentures

As of December 31, 2025 and 2024, subordinated debentures were $279.3 million and $439.2 million, respectively.

Subordinated debentures at December 31, 2025 and 2024 contained the following components:

	As of December 31, 2025	As of December 31, 2024
	(In thousands)	
Subordinated debt securities		
Subordinated notes issued in 2020, due 2030, fixed rate of 5.500% during the first five years and at a floating rate of 534.5 basis points above the then three-month SOFR rate, reset quarterly, thereafter, callable in 2025 without penalty	$ —	$ 140,764
Subordinated notes, net of issuance costs, issued in 2022, due 2032, fixed rate of 3.125% during the first five years and at a floating rate of 182 basis points above the then three-month SOFR rate, reset quarterly, thereafter, callable in 2027 without penalty	279,265	298,482
Total	$ 279,265	$ 439,246

Subordinated Debt Securities. On July 31, 2025, the Company completed the payoff of its $140.0 million in aggregate principal amount of 5.500% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "2030 Notes") acquired from Happy on April 1, 2022, for which the Company had recorded a value of approximately $144.4 million, including fair value adjustments. Each 2030 Note was redeemed pursuant to the terms of the Subordinated Indenture, dated as of July 30, 2020, between the Company and UMB Bank, the Trustee for the 2030 Notes, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Prior to their redemption, the 2030 Notes were unsecured, subordinated debt obligations of the Company and were scheduled to mature on July 31, 2030. From and including the date of issuance to, but excluding July 31, 2025 or the date of earlier redemption, the 2030 Notes bore interest at an initial rate of 5.50% per annum, payable in arrears on January 31 and July 31 of each year. From and including July 31, 2025 to, but excluding, the maturity date or earlier redemption, the 2030 Notes were to bear interest at a floating rate equal to the Benchmark rate (which is expected to be 3-month Secured Overnight Funding Rate ("SOFR")), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2030 Notes, plus 5.345%, payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year, commencing on October 31, 2025.

The Company was permitted, beginning with the interest payment date of July 31, 2025, and on any interest payment date thereafter, to redeem the 2030 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company was also permitted to redeem the 2030 Notes at any time, including prior to July 31, 2025, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occurred that could impact the Company's ability to deduct interest payable on the 2030 Notes for U.S. federal income tax purposes or preclude the 2030 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company was required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2030 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On January 18, 2022, the Company completed an underwritten public offering of $300.0 million in aggregate principal amount of its 3.125% Fixed-to-Floating Rate Subordinated Notes due 2032 (the "2032 Notes") for net proceeds, after underwriting discounts and issuance costs of approximately $296.4 million. The 2032 Notes are unsecured, subordinated debt obligations of the Company and will mature on January 30, 2032. From and including the date of issuance to, but excluding January 30, 2027 or the date of earlier redemption, the 2032 Notes will bear interest at an initial rate of 3.125% per annum, payable in arrears on January 30 and July 30 of each year. From and including January 30, 2027 to, but excluding, the maturity date or earlier redemption, the 2032 Notes will bear interest at a floating rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR)), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2032 Notes, plus 182 basis points, payable quarterly in arrears on January 30, April 30, July 30, and October 30 of each year, commencing on April 30, 2027.

The Company may, beginning with the interest payment date of January 30, 2027, and on any interest payment date thereafter, redeem the 2032 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2032 Notes at any time, including prior to January 30, 2027, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2032 Notes for U.S. federal income tax purposes or preclude the 2032 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2032 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On September 4, 2025, the Company repurchased $20.0 million of the 2032 Notes in an open-market transaction. The repurchase resulted in a $1.9 million gain.

11. Income Taxes

In July 2025, the United States enacted the One Big Beautiful Bill Act, which extends certain provisions of the Tax Cuts and Jobs Act of 2017 in addition to other changes. The Company continues to evaluate the impact the new legislation will have on the Company's consolidated financial statements.

The following is a summary of the components of the provision for income taxes for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,		
		2025	2024	2023
		(In thousands)		
Current:				
Federal	$	105,085	$ 92,995	$ 99,938
State		20,921	18,802	23,093
Total current		126,006	111,797	123,031
Deferred:				
Federal		8,630	6,907	(3,312)
State		1,718	1,397	(765)
Total deferred		10,348	8,304	(4,077)
Income tax expense	$	136,354	$ 120,101	$ 118,954

The reconciliation between the statutory federal income tax and effective income tax by dollar amount and percentage is as follows for the year ended December 31, 2025, 2024 and 2023:

	2025		2024		2023	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income tax at federal statutory rate	$ 128,477	21.00 %	$ 109,692	21.00 %	$ 107,526	21.00 %
Tax effect of:						
State income taxes, net of federal income taxes[1]	14,762	2.41	16,038	3.07	14,906	2.92
Tax credits						
Other tax credits	(242)	(0.04)	(250)	(0.05)	(289)	(0.06)
Nontaxable or nondeductible items						
Nontaxable income:						
Interest on municipal securities	(6,845)	(1.12)	(6,874)	(1.32)	(7,157)	(1.40)
Income on bank-owned life insurance	(1,575)	(0.26)	(1,073)	(0.21)	(1,044)	(0.20)
Other nontaxable income	(1,807)	(0.30)	(1,797)	(0.33)	(1,081)	(0.21)
Nondeductible expenses:						
Municipal bond interest expense	176	0.03	1,331	0.25	3,686	0.72
Executive compensation expense	2,091	0.35	1,878	0.36	1,052	0.21
Other nondeductible expenses	1,317	0.22	1,156	0.22	1,355	0.26
Other	—	—	—	—	—	—
Total	$ 136,354	22.29 %	$ 120,101	22.99 %	$ 118,954	23.24 %

(1) State taxes in Arkansas, Florida and New York made up the majority (greater than 50%) of the tax effect in this category.

The effective tax rate differs from the U.S. federal statutory rate primarily due to state income taxes, net of federal benefit, and stock compensation, which increased the rate. These increases were partially offset by the effect of non-taxable interest income and other, which lowered the rate.

Income taxes paid, net of refunds received for the year ended December 31, 2025 is as follows:

	2025
	(In thousands)
Federal	$ 99,500
State and local	
New York	6,454
All other states	3,673
Total	$ 109,627

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities, and their approximate tax effects, are as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 80,486	$ 76,221
Deferred compensation	7,048	6,783
Stock compensation	3,671	4,981
Non-accrual interest income	1,388	1,798
Real estate owned	310	674
Unrealized loss on Securities AFS	51,026	79,847
Loan discounts	2,110	3,323
Investments	22,619	26,042
Accelerated depreciation on premises and equipment	—	664
Other	12,882	14,634
Gross deferred tax assets	181,540	214,967
Deferred tax liabilities:		
Accelerated depreciation on premises and equipment	2,521	—
Core deposit intangible	7,217	8,997
FHLB dividends	2,003	1,919
Tax basis/premium on acquisitions	10,645	7,439
Other	11,132	9,915
Gross deferred tax liabilities	33,518	28,270
Net deferred tax assets	$ 148,022	$ 186,697

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2021. The Company's income tax returns are open and subject to examinations from the 2022 tax year and forward.

The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in other non-interest expense. During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any significant interest or penalties.

12. Common Stock, Compensation Plans and Other

Common Stock

The Company's Restated Articles of Incorporation, as amended, authorize the issuance of up to 400,000,000 shares of common stock, par value $0.01 per share. The Company also has the authority to issue up to 5,500,000 shares of preferred stock, par value $0.01 per share under the Company's Restated Articles of Incorporation, as amended.

Stock Repurchases

On January 17, 2025, the Board of Directors (the "Board") of the Company authorized an increase in the shares of the Company's common stock available for repurchase under its stock repurchase program, which was originally approved by the Board in January 2008 and most recently amended in January 2021, to renew the authorization to 20,000,000 shares. During 2025, the Company repurchased a total of 2,890,706 shares with a weighted-average stock price of $28.13 per share. The 2025 earnings were used to fund the repurchases during the year. Shares repurchased under the program as of December 31, 2025 total 29,398,213 shares. The remaining balance available for repurchase was 17,109,294 shares at December 31, 2025.

Stock Compensation Plans

The Company has an equity incentive plan known as the Home BancShares, Inc. 2022 Equity Incentive Plan (the "2022 Plan"). The purpose of the 2022 Plan is to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate those persons to improve the Company's business results. As of December 31, 2025, the maximum total number of shares of the Company's common stock available for issuance under the 2022 Plan was 14,788,000 shares. At December 31, 2025, the Company had 1,812,514 shares of common stock remaining available for future grants under the 2022 Plan and an aggregate of 3,052,415 shares of common stock reserved for issuance pursuant to the Plan.

The intrinsic value of the stock options outstanding at December 31, 2025, 2024, and 2023 was $5.8 million, $9.0 million and $12.2 million, respectively. The intrinsic value of the stock options vested at December 31, 2025, 2024 and 2023 was $4.7 million, $6.2 million and $10.3 million, respectively. The intrinsic value of the stock options exercised during 2025, 2024 and 2023 was $2.9 million, $8.8 million, and $1.9 million, respectively. Total unrecognized compensation cost related to non-vested awards, which are expected to be recognized over the vesting periods, was approximately $467,000 as of December 31, 2025.

The table below summarized the stock option transactions under the Plan at December 31, 2025, 2024 and 2023 and changes during the years then ended:

	2025		2024		2023	
	Shares (000)	Weighted-average Exercisable Price	Shares (000)	Weighted-average Exercisable Price	Shares (000)	Weighted-average Exercisable Price
Outstanding, beginning of year	1,590	$ 22.66	2,776	$ 20.95	2,971	$ 20.45
Granted	10	26.46	10	29.41	25	22.63
Forfeited/Expired	(19)	22.21	(35)	21.87	(10)	23.38
Exercised	(341)	21.20	(1,161)	18.65	(210)	14.01
Outstanding, end of year	1,240	$ 23.10	1,590	$ 22.66	2,776	$ 20.95
Exercisable, end of year	974	$ 22.96	1,044	$ 22.34	1,940	$ 20.05

Stock-based compensation expense for stock-based compensation awards granted is based on the grant-date fair value. For stock option awards, the fair value is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. Accordingly, while management believes that the Black-Scholes option-pricing model provides a reasonable estimate of fair value, the model does not necessarily provide the best single measure of fair value for the Company's employee stock options. The weighted-average fair value of options granted during the year ended December 31, 2025 was $6.86, and the weighted-average fair value of options granted during the year ended December 31, 2024 was $7.95. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the weighted-average assumptions for expected dividend yield, expected stock price volatility, risk-free interest rate, and expected life of options granted.

The assumptions used in determining the fair value of 2025, 2024 and 2023 stock option grants were as follows:

	For the Years Ended December 31,		
	2025	**2024**	**2023**
Expected dividend yield	3.02 %	2.65 %	2.98 %
Expected stock price volatility	29.16 %	28.47 %	27.97 %
Risk-free interest rate	4.13 %	4.25 %	3.37 %
Expected life of options	6.5 years	6.5 years	6.5 years

The following is a summary of currently outstanding and exercisable options at December 31, 2025:

	Options Outstanding				Options Exercisable	
Exercise Prices	**Options Outstanding Shares (000)**	**Weighted-Average Remaining Contractual Life (in years)**	**Weighted-Average Exercise Price**		**Options Exercisable Shares (000)**	**Weighted-Average Exercise Price**
$18.00 to $19.99	22	3.28	$ 19.06		22	$ 19.06
$20.00 to $21.99	107	3.20	20.91		105	20.89
$22.00 to $23.99	1,038	2.67	23.20		804	23.18
$24.00 to $25.99	53	2.92	25.39		41	25.72
$26.00 to $27.99	10	9.30	26.46		—	—
$28.00 to $29.99	10	8.85	29.41		2	29.41
	1,240				974	

The table below summarizes the activity for the Company's restricted stock issued and outstanding at December 31, 2025, 2024 and 2023 and changes during the years then ended:

	2025	2024	2023
		(In thousands)	
Beginning of year	1,429	1,429	1,381
Issued	265	531	261
Vested	(559)	(469)	(152)
Forfeited	(17)	(62)	(61)
End of year	1,118	1,429	1,429
Amount of expense for twelve months ended	$ 9,784	$ 8,228	$ 8,016

Total unrecognized compensation cost, net of income tax benefit, related to non-vested restricted stock awards, which are expected to be recognized over the vesting periods, was approximately $12.4 million as of December 31, 2025.

13. Non-Interest Expense

The table below shows the components of non-interest expense for years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(In thousands)		
Salaries and employee benefits	$ 252,868	$ 241,022	$ 256,966
Occupancy and equipment	57,710	58,031	60,303
Data processing expense	34,446	36,494	36,329
Merger expense	580	—	—
Other operating expenses:			
Advertising	8,245	7,097	8,850
Amortization of intangibles	8,034	8,443	9,685
Electronic banking expense	12,872	13,444	14,313
Directors' fees	1,676	1,639	1,814
Due from bank service charges	1,292	1,131	1,115
FDIC and state assessment	11,238	15,388	25,530
Insurance	4,202	3,634	3,567
Legal and accounting	8,424	8,961	5,230
Other professional fees	8,409	8,142	8,815
Operating supplies	2,954	2,680	3,138
Postage	2,093	2,060	2,081
Telephone	1,604	1,807	2,160
Other expense	41,522	36,963	32,967
Total other operating expenses	112,565	111,389	119,265
Total non-interest expense	$ 458,169	$ 446,936	$ 472,863

14. Employee Benefit Plans

401(k) and Employee Stock Ownership Plan

The Company has a combined 401(k) plan and employee stock ownership plan, named the Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan, in which substantially all employees may participate. The Company matches employees' contributions based on a percentage of salary contributed by participants. As of December 31, 2025, participants in the plan held approximately 1.1 million shares of the Company's stock. These shares are allocated to the individual employees that have elected to own stock within the plan. While the plan also allows for discretionary employer contributions, no discretionary contributions were made for the years ended 2025, 2024 and 2023. The Company's expense for the plan was approximately $3.5 million, $3.3 million and $3.4 million in 2025, 2024 and 2023, respectively, which is included in salaries and employee benefits expense.

Chairman's Retirement Plan

On April 20, 2007, the Company's Board of Directors approved a Chairman's Retirement Plan for John W. Allison, the Company's Chairman. The Chairman's Retirement Plan provides a supplemental retirement benefit of $250,000 a year for 10 consecutive years or until Mr. Allison's death, whichever occurs later. During 2011, Mr. Allison reached the age of 65 and became 100% vested in the plan. Therefore, he began receiving the supplemental retirement benefit due to him. He received $250,000 of this benefit during 2025, 2024 and 2023, respectively. An expense of $56,224, $71,075 and $84,787 was accrued for 2025, 2024 and 2023 for this plan, respectively.

15. Related Party Transactions

In the ordinary course of business, loans may be made to officers and directors and their affiliated companies at substantially the same terms as comparable transactions with other borrowers. At December 31, 2025 and 2024, related party loans were approximately $49.9 million and $36.3 million, respectively. New loans and advances on prior commitments made to the related parties were $16.2 million and $1.7 million for the years ended December 31, 2025 and 2024, respectively. Repayments of loans made by the related parties were $2.6 million and $1.7 million for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, directors, officers, and other related interest parties had demand, non-interest-bearing deposits of approximately $4.1 million and $5.1 million, respectively, savings and interest-bearing transaction accounts of approximately $8.2 million and $7.8 million, respectively, and time certificates of deposit of approximately $1.8 million and $1.6 million, respectively.

During each of 2025, 2024 and 2023, rent expense totaling approximately $80,000, $133,000 and $139,000, respectively, was paid to related parties.

16. Leases

The Company leases land and office facilities under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2039 and do not include renewal options based on economic factors that would have implied that continuation of the lease was reasonably certain. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. The leases generally include real estate taxes and common area maintenance ("CAM") charges in the rental payments. Short-term leases are leases having a term of twelve months or less. The Company does not separate nonlease components from the associated lease component of our operating leases. As a result, the Company accounts for these components as a single component under Topic 842 since (i) the timing and pattern of transfer of the nonlease components and the associated lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company recognizes short-term leases on a straight-line basis and does not record a related right-of-use ("ROU") asset and liability for such leases. In addition, equipment leases were determined to be immaterial and a related ROU asset and liability for such leases is not recorded.

As of December 31, 2025, the balances of the ROU asset and lease liability were $33.9 million and $34.8 million, respectively. As of December 31, 2024, the balances of the ROU asset and lease liability were $42.3 million and $45.2 million, respectively. The ROU asset is included in bank premises and equipment, net, and the lease liability is included in accrued interest payable and other liabilities.

The minimum rental commitments under these noncancelable operating leases are as follows as of December 31, 2025 and 2024:

	December 31, 2025
	(In thousands)
2026	$ 9,802
2027	7,689
2028	5,377
2029	5,071
2030	4,767
Thereafter	16,822
Total future minimum lease payments	$ 49,528
Discount effect of cash flows	(14,738)
Present value of net future minimum lease payments	$ 34,790

	December 31, 2024
	(In thousands)
2025	$ 10,262
2026	9,663
2027	8,341
2028	6,464
2029	5,675
Thereafter	16,346
Total future minimum lease payments	$ 56,751
Discount effect of cash flows	(11,560)
Present value of net future minimum lease payments	$ 45,191

Additional information:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
		(In thousands)			
Lease expense:					
Operating lease expense	$	9,597	$	9,140	$ 8,087
Variable lease expense		1,035		1,217	1,105
Total lease expense	$	10,632	$	10,357	$ 9,192
Other information:					
Cash paid for amounts included in the measurement of lease liabilities	$	10,248	$	8,757	$ 8,384
Weighted-average remaining lease term		7.45		7.67	8.47
Weighted-average discount rate		3.64 %		3.48 %	3.43 %

17. Significant Estimates and Concentrations of Credit Risks

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses and certain concentrations of credit risk are reflected in Note 4, while deposit concentrations are reflected in Note 7.

The Company's primary market areas are in Arkansas, Florida, Texas, South Alabama and New York. The Company primarily grants loans to customers located within these markets unless the borrower has an established relationship with the Company.

The diversity of the Company's economic base tends to provide a stable lending environment. Although the Company has a loan portfolio that is diversified in both industry and geographic area, a substantial portion of its debtors' ability to honor their contracts is dependent upon real estate values, tourism demand and the economic conditions prevailing in its market areas.

Although the Company has a diversified loan portfolio, at December 31, 2025 and 2024, commercial real estate loans represented 53.2% and 57.6% of total loans receivable, respectively, and 194.3% and 214.6% of total stockholders' equity, respectively. Residential real estate loans represented 20.9% and 16.6% of total loans receivable and 76.2% and 61.9% of total stockholders' equity at December 31, 2025 and 2024, respectively.

Approximately 79.3% of the Company's total loans and 83.6% of the Company's real estate loans as of December 31, 2025, are to borrowers whose collateral is located in Alabama, Arkansas, Florida, Texas and New York, the states in which the Company has its branch locations.

Any future volatility in the economy could cause the values of assets and liabilities recorded in the financial statements to change rapidly, resulting in material future adjustments in asset values, the allowance for credit losses and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

18. Commitments and Contingencies

In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of their customers. These commitments and contingent liabilities include lines of credit and commitments to extend credit and issue standby letters of credit. The Company applies the same credit policies and standards as they do in the lending process when making these commitments. The collateral obtained is based on the assessed creditworthiness of the borrower.

At December 31, 2025 and 2024, commitments to extend credit of $4.13 billion and $4.47 billion, respectively, were outstanding. A percentage of these balances are participated out to other banks; therefore, the Company can call on the participating banks to fund future draws. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Outstanding standby letters of credit are contingent commitments issued by the Company, generally to guarantee the performance of a customer in third-party borrowing arrangements. The term of the guarantee is dependent upon the creditworthiness of the borrower, some of which are long-term. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2025 and 2024, is $131.9 million and $153.9 million, respectively.

The Company and/or its bank subsidiary have various unrelated legal proceedings, most of which involve loan foreclosure activity pending, which, in the aggregate, are not expected to have a material adverse effect on the financial position or results of operations or cash flows of the Company and its subsidiary.

19. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Transfers of financial instruments between levels within the fair value hierarchy are recognized on the date management determines that the underlying circumstances or assumptions have changed.

Available-for-sale securities - Available-for-sale securities are the only material instruments valued on a recurring basis which are held by the Company at fair value. The Company's available-for-sale securities are primarily considered to be Level 2 securities. The Level 2 securities consist primarily of U.S. government-sponsored enterprises, mortgage-backed securities plus state and political subdivisions. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. There were no material transfers between hierarchy levels during the periods ended 2025, 2024 or 2023.

The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. In general, the Company does not purchase investment portfolio securities with complicated structures. Pricing for the Company's investment securities is fairly generic and is easily obtained. The Company uses a third-party comparison pricing vendor in order to reflect consistency in the fair values of the investment securities sampled by the Company each quarter. See footnote 2 for further detail related to the fair value of the Company's available-for-sale investment portfolio.

For securities valued using valuation models and other valuation techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2. The lack of observability of certain significant inputs requires management to assess relevant empirical data in deriving valuation inputs including, for example, transaction details, yield curves, interest rates, prepayment speeds, credit spreads, volatilities, correlations, and valuations of comparable instruments.

The following table presents the Company's financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis during the periods ended December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025			
		Fair Value Measurements		
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)			
U.S. government-sponsored enterprises	$ 240,782	$ —	$ 240,782	$ —
U.S. government-sponsored mortgage-backed securities	1,212,948	—	1,212,948	—
Private mortgage-backed securities	145,720	—	145,720	—
Non-government-sponsored asset backed securities	157,844	—	157,844	—
State and political subdivisions	887,838	—	872,522	15,316
Other securities	226,799	—	212,004	14,795
Total	$ 2,871,931	$ —	$ 2,841,820	$ 30,111

	December 31, 2024			
		Fair Value Measurements		
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)			
U.S. government-sponsored enterprises	$ 284,790	$ —	$ 284,790	$ —
U.S. government-sponsored mortgage-backed securities	1,324,684	—	1,324,684	—
Private mortgage-backed securities	171,394	—	171,394	—
Non-government-sponsored asset backed securities	225,648	—	225,648	—
State and political subdivisions	870,361	—	853,699	16,662
Other securities	195,762	—	190,895	4,867
Total	$ 3,072,639	$ —	$ 3,051,110	$ 21,529

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. Assets and liabilities measured at fair value on a nonrecurring basis include the following:

Individually Evaluated Loans - Individually evaluated loans are the only material financial assets valued on a non-recurring basis which are held by the Company at fair value. When the Company has a specific expectation to initiate, or has initiated, foreclosure proceedings, and when the repayment of a loan is expected to be substantially dependent upon the liquidation of the underlying collateral, the loan relationship is considered to be collateral dependent. Fair value of the loan is determined by establishing an allowance for credit loss for any exposure based on the valuation of the underlying collateral. The valuation of the collateral is determined by either an independent third-party appraisal or other collateral analysis. Discounts can be made by the Company based upon the overall evaluation of the independent appraisal. Collateral-dependent loans are classified within Level 3 of the fair value hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition. Collateral values supporting the individually assessed loans are evaluated quarterly for updates to appraised values or adjustments due to non-current valuations. The Company reversed $2.1 million and $3.0 million of accrued interest receivable when impaired loans were put on non-accrual status during the years ended December 31, 2025 and 2024, respectively.

Foreclosed assets held for sale - Foreclosed assets held for sale are the only material non-financial assets valued on a non-recurring basis which are held by the Company at fair value, less estimated costs to sell. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company's recorded investment in the related loan, a write-down is recognized through a charge to the allowance for credit losses. Additionally, valuations are periodically performed by management and any subsequent reduction in value is recognized by a charge to income. Regulatory guidelines require the Company to reevaluate the fair value of foreclosed assets held for sale on at least an annual basis. The Company's policy is to comply with the regulatory guidelines.

The following table presents the Company's assets by level within the fair value hierarchy that were measured at fair value on a nonrecurring basis during the periods ended December 31, 2025 and December 31, 2024 (in thousands):

		Fair Value Measurements		
	Fair Value	Level 1	Level 2	Level 3
December 31, 2025		(in thousands)		
Individually evaluated loans (collateral-dependent)[1][2]	$ 186,484	$ —	$ —	$ 186,484
December 31, 2024				
Individually evaluated loans (collateral-dependent)[1][2]	$ 209,799	$ —	$ —	$ 209,799
Foreclosed assets and other real estate owned[1][3]	17,882	—	—	17,882

(1) These amounts represent the resulting carrying amounts on the consolidated balance sheets for collateral-dependent loans and foreclosed assets and other real estate owned for which fair value re-measurements took place during the period.

(2) Specific reserves of $17.0 million and $23.8 million were related to collateral-dependent loans for which fair value re-measurements took place during the periods ended December 31, 2025 and December 31, 2024, respectively.

(3) Remeasurements of foreclosed assets held for sale resulted in a $2.5 million reduction in fair value for the year ended December 31, 2024.

The significant unobservable (Level 3) inputs used in the fair value measurement of collateral for collateral-dependent impaired loans and foreclosed assets primarily relate to customized discounting criteria applied to the customer's reported amount of collateral. The amount of the collateral discount depends upon the condition and marketability of the underlying collateral. As the Company's primary objective in the event of default would be to monetize the collateral to settle the outstanding balance of the loan, less marketable collateral would receive a larger discount. During the reported periods, collateral discounts ranged from approximately 10% to 50%.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents and federal funds sold - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - held-to-maturity securities – These securities consist primarily of U.S. government-sponsored enterprises, mortgage-backed securities plus state and political subdivisions. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Loans receivable, net of impaired loans and allowance — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are assumed to approximate the carrying amounts. The fair values for fixed-rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for acquired loans are based on a discounted cash flow methodology that considers factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, current discount rates and whether or not the loan is amortizing. Loans are grouped together according to similar characteristics and are treated in the aggregate when applying various valuation techniques. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns. The discount rate does not include a factor for credit losses as that has been included in the estimated cash flows.

Accrued interest receivable and payable - The carrying amounts of accrued interest approximates fair value.

FHLB, FRB & FNBB stock; other equity investments; marketable equity securities - The carrying amount of these investments approximate fair value.

Deposits and securities sold under agreements to repurchase — The fair values of demand deposits, savings deposits and securities sold under agreements to repurchase are, by definition, equal to the amount payable on demand and, therefore, approximate their carrying amounts. The fair values for time deposits are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered on time deposits with similar contractual maturities.

FHLB and other borrowed funds - For short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

Subordinated debentures - The fair value of subordinated debentures is estimated using the rates that would be charged for subordinated debentures of similar remaining maturities.

Commitments to extend credit, letters of credit and lines of credit – The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair value of these commitments is not material and are therefore, omitted from this disclosure.

The following table presents the estimated fair values of the Company's financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

		December 31, 2025			
	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
		(In thousands)			
Financial assets:					
Cash and cash equivalents	$ 667,337	$ 667,337	$ —	$ —	667,337
Federal funds sold	3,000	3,000		—	3,000
Investment securities - held-to-maturity	1,259,262	27,457	1,133,595	—	1,161,052
Loans receivable, net of impaired loans and allowance	15,186,203	—	—	15,205,769	15,205,769
Accrued interest receivable	108,939	108,939	—	—	108,939
FHLB, FRB & FNBB stock; other equity investments	225,288	—	—	225,288	225,288
Marketable equity securities	53,921	53,921	—	—	53,921
Financial liabilities:					
Deposits:					
Demand and non-interest bearing	$ 3,868,405	$ 3,868,405	$ —	$ —	3,868,405
Savings and interest-bearing transaction accounts	11,792,828	11,792,828	—	—	11,792,828
Time deposits	1,818,724	—	—	1,807,002	1,807,002
Securities sold under agreements to repurchase	155,803	155,803	—	—	155,803
FHLB and other borrowed funds	500,250	—	474,663	—	474,663
Accrued interest payable	14,868	14,868	—	—	14,868
Subordinated debentures	279,265	—	—	265,170	265,170

		December 31, 2024				
		Fair Value Measurements				
	Carrying Amount	Level 1	Level 2	Level 3	Total
		(In thousands)				
Financial assets:						
Cash and cash equivalents	$ 910,347	$ 910,347	$ —	$ —	910,347
Federal funds sold	3,725	3,725	—	—	3,725
Investment securities - held-to-maturity	1,275,204	—	1,142,940	—	1,142,940
Loans receivable, net of impaired loans and allowance	14,244,458	—	—	14,207,935	14,207,935
Accrued interest receivable	120,129	120,129	—	—	120,129
FHLB, FRB & FNBB stock; other equity investments	226,910	—	—	226,910	226,910
Marketable equity securities	48,954	48,954	—	—	48,954
Financial liabilities:						
Deposits:						
Demand and non-interest bearing	$ 4,006,115	$ 4,006,115	$ —	$ —	4,006,115
Savings and interest-bearing transaction accounts	11,347,850	11,347,850	—	—	11,347,850
Time deposits	1,792,332	—	—	1,781,156	1,781,156
Securities sold under agreements to repurchase	162,350	162,350	—	—	162,350
FHLB and other borrowed funds	600,750	—	556,095	—	556,095
Accrued interest payable	20,186	20,186	—	—	20,186
Subordinated debentures	439,246	—	—	375,887	375,887

20. Regulatory Matters

The Bank is subject to a legal limitation on dividends that can be paid to the parent company without prior approval of the applicable regulatory agencies. Arkansas bank regulators have specified that the maximum dividend limit state banks may pay to the parent company without prior approval is 75% of the current year earnings plus 75% of the retained net earnings of the preceding year. Since the Bank is also under supervision of the Federal Reserve, it is further limited if the total of all dividends declared in any calendar year by the Bank exceeds the Bank's net profits to date for that year combined with its retained net profits for the preceding two years. During 2025, the Company requested approximately $358.4 million in regular dividends from its banking subsidiary.

The Company's banking subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company's regulators could require adjustments to regulatory capital not reflected in the consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total, common equity Tier 1 ("CET1") and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2025, the Company meets all capital adequacy requirements to which it is subject.

On December 31, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to permit bank holding companies and banks to phase-in, for regulatory capital purposes, the day-one impact of the new CECL accounting rule on retained earnings over a period of three years. As part of its response to the impact of COVID-19, on March 27, 2020, the federal banking regulatory agencies issued an interim final rule that provided the option to temporarily delay certain effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule allows bank holding companies and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. The Company elected to adopt the interim final rule, which is reflected in the risk-based capital ratios as of December 31, 2024. The risk-based capital ratios as of December 31, 2025, do not include a transitional period adjustment as the transition period has ended.

Basel III became effective for the Company and its bank subsidiary on January 1, 2015. Basel III amended the prompt corrective action rules to incorporate a CET1 capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least a 4.5% CET1 risk-based capital ratio, a 4% Tier 1 leverage ratio, a 6% Tier 1 risk-based capital ratio and an 8% total risk-based capital ratio.

The Federal Reserve Board's risk-based capital guidelines include the definitions for (1) a well-capitalized institution, (2) an adequately-capitalized institution, and (3) an undercapitalized institution. Under Basel III, the criteria for a well-capitalized institution are now: a 6.5% CET1 risk-based capital ratio, a 5% Tier 1 leverage ratio, an 8% Tier 1 risk-based capital ratio, and a 10% total risk-based capital ratio. As of December 31, 2025, the Bank met the capital standards for a well-capitalized institution. The Company's CET1 risk-based capital ratio, Tier 1 leverage ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio were 16.30%, 14.09%, 16.30%, and 19.06%, respectively, as of December 31, 2025.

The Company's actual capital amounts and ratios along with the Company's bank subsidiary are presented in the following table.

	Actual		Minimum Capital Requirement –Basel III		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2025						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 3,032,651	16.30 %	$ 1,302,526	7.00 %	N/A	N/A
Centennial Bank	2,732,790	14.82	1,290,791	7.00	1,198,592	6.50
Leverage ratios:						
Home BancShares	$ 3,032,651	14.09 %	$ 861,157	4.00 %	N/A	N/A
Centennial Bank	2,732,790	12.78	855,333	4.00	1,069,167	5.00
Tier 1 capital ratios:						
Home BancShares	$ 3,032,651	16.30 %	$ 1,581,639	8.50 %	N/A	N/A
Centennial Bank	2,732,790	14.82	1,567,390	8.50	1,475,190	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,545,795	19.06 %	$ 1,953,789	10.50 %	N/A	N/A
Centennial Bank	2,964,662	16.07	1,937,085	10.50	1,844,843	10.00
As of December 31, 2024						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 2,787,116	15.11 %	$ 1,291,348	7.00 %	N/A	N/A
Centennial Bank	2,604,830	14.17	1,286,790	7.00	1,194,876	6.50
Leverage ratios:						
Home BancShares	$ 2,787,116	13.05 %	$ 854,602	4.00 %	N/A	N/A
Centennial Bank	2,604,830	12.23	851,948	4.00	1,064,935	5.00
Tier 1 capital ratios:						
Home BancShares	$ 2,787,116	15.11 %	$ 1,568,065	8.50 %	N/A	N/A
Centennial Bank	2,604,830	14.17	1,562,530	8.50	1,470,617	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,458,014	18.74 %	$ 1,937,022	10.50 %	N/A	N/A
Centennial Bank	2,835,636	15.43	1,929,629	10.50	1,837,742	10.00

21. Additional Cash Flow Information

The following is summary of the Company's additional cash flow information during the years ended December 31:

	2025	2024	2023
		(In thousands)	
Interest paid	$ 391,778	$ 449,941	$ 339,606
Income taxes paid, net of refunds received	109,627	110,693	134,112
Assets acquired by foreclosure	4,332	14,936	30,532

22. Condensed Financial Information (Parent Company Only)

Condensed Balance Sheets

	December 31,	
(In thousands)	2025	2024
Assets		
Cash and cash equivalents	$ 415,368	$ 550,340
Investment securities	60,872	58,199
Loans receivable	91,454	—
Investments in wholly-owned subsidiaries	4,000,696	3,782,780
Premises and equipment	99	221
Other assets	11,860	16,959
Total assets	$ 4,580,349	$ 4,408,499
Liabilities		
Subordinated debentures	$ 279,265	$ 439,246
Other liabilities	4,213	8,228
Total liabilities	283,478	447,474
Stockholders' Equity		
Common stock	1,964	1,989
Capital surplus	2,201,923	2,272,794
Retained earnings	2,258,871	1,942,350
Accumulated other comprehensive loss	(165,887)	(256,108)
Total stockholders' equity	4,296,871	3,961,025
Total liabilities and stockholders' equity	$ 4,580,349	$ 4,408,499

Condensed Statements of Income

(In thousands)	Years Ended December 31,					
		2025		2024		2023
Income						
Interest income on loans	$	4,476	$	—	$	—
Dividends from equity securities		3,696		3,589		3,634
Dividends from banking subsidiary		360,296		311,127		329,997
Other income (loss)		9,115		3,842		(724)
Total income		377,583		318,558		332,907
Expenses		31,851		32,570		32,361
Income before income taxes and equity in undistributed net income of subsidiaries		345,732		285,988		300,546
Tax benefit for income taxes		3,558		6,036		7,514
Income before equity in undistributed net income of subsidiaries		349,290		292,024		308,060
Equity in undistributed net income of subsidiaries		126,151		110,217		84,869
Net income	$	475,441	$	402,241	$	392,929

Condensed Statements of Cash Flows

(In thousands)	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income	$ 475,441	$ 402,241	$ 392,929
Items not requiring (providing) cash			
Depreciation	13	—	—
Accretion	(50)	(588)	(586)
Share-based compensation	10,722	9,222	9,274
(Increase) decrease in value of equity securities	(7,277)	(2,971)	1,094
Loss on assets	47	—	—
Write down of fixed assets	38	—	—
Gain on retirement of subordinated debt	(1,882)	—	—
Equity in undistributed income of subsidiaries	(126,151)	(110,217)	(84,869)
Changes in other assets	5,099	(542)	(364)
Changes in other liabilities	(5,559)	(82)	(155)
Net cash provided by operating activities	350,441	297,063	317,323
Cash flows from investing activities			
Purchases of premises and equipment, net	—	(221)	—
Proceeds from sale of branches, equipment, and other assets, net	24	—	—
Purchase of loans	(97,236)	—	—
Net decrease in loans	5,782	—	—
Purchases of equity securities	(6,070)	—	—
Proceeds from sale of equity securities	2,429	3,436	1,522
Proceeds from maturities of other investments	8,245	—	—
Net cash provided by investing activities	(86,826)	3,215	1,522
Cash flows from financing activities			
Retirement of subordinated debentures	(158,049)	—	—
Proceeds from exercise of stock options	602	2,016	802
Repurchase of common stock	(82,220)	(86,493)	(48,771)
Dividends paid	(158,920)	(150,003)	(145,904)
Net cash used in financing activities	(398,587)	(234,480)	(193,873)
Increase in cash and cash equivalents	(134,972)	65,798	124,972
Cash and cash equivalents, beginning of year	550,340	484,542	359,570
Cash and cash equivalents, end of year	$ 415,368	$ 550,340	$ 484,542

23. Segment Information

The Company has one reportable segment: The Banking Segment. The Company's reportable segment is determined by the Chairman & Chief Executive Officer, who is the designated chief operating decision maker ("CODM"), based upon information provided about the Company's products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business such as geographical regions and branches, which are then aggregated since these have similar operating and economic characteristics. Each of the branches and regions of the Bank provide a group of similar banking services, including such products and services as commercial, real estate and consumer loans, time deposits, checking and savings accounts.

The CODM will evaluate the financial performance of the Company's business components such as evaluating revenue streams, significant expenses and budget to actual results in order to assess the Company's segment and to determine the allocation of resources. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM uses consolidated net income in order to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessment performance and in establishing compensation. Loans, investments and deposits provide the revenues in the banking operation. Interest expense, provision for credit losses and payroll provide the significant expenses in the banking operation. All operations are domestic.

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. The table below presents the information reported internally for performance assessment by the CODM for years ended December 31, 2025, 2024 and 2023:

Banking Segment		2025		2024		2023
		(In thousands)				
Interest Income	$	1,278,820	$	1,299,777	$	1,175,053
Reconciliation of revenue:						
Other Revenues*		198,509		168,574		169,934
Total consolidated revenues	$	1,477,329	$	1,468,351	$	1,344,987
Less:						
Interest Expense		386,460		451,003		348,108
Segment net interest income and noninterest income	$	1,090,869	$	1,017,348	$	996,879
Less:						
Provision for credit losses		20,905		48,070		12,133
Salaries and employee benefits		252,868		241,022		256,966
Occupancy and equipment**		57,710		58,031		60,303
Data Processing expense		34,446		36,494		36,329
Merger and acquisition expense		580		—		—
Other expense		41,522		36,963		32,967
FDIC and state assessment		11,238		15,388		25,530
Electronic banking expense		12,872		13,444		14,313
Other segment items***		46,933		45,594		46,455
Income tax expense		136,354		120,101		118,954
Segment net income/consolidated net income		475,441		402,241		392,929
Reconciliation of profit or loss:						
Adjustments and reconciling items		—		—		—
Consolidated net income	$	475,441	$	402,241	$	392,929

*Includes earnings in equity method investments of $12.5 million, $5.1 million and $12.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

** Includes depreciation and amortization expense of $29.2 million, $29.2 million and $30.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

***Other segment items include expenses for advertising, amortization of intangibles, directors' fees, due from bank service charges, hurricane damage, insurance expense, legal and accounting fees, other professional fees, operating supplies, postage and telephone.

24. Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*." The amendments apply to all public entities that are required to report segment information in accordance with FASB ASC Topic 280, *Segment Reporting*. The amendments in the ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. Public entities are required to disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. In addition, public entities must provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, *Segment Reporting*, in interim periods. The amendments clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. The Amendments require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Finally, the amendments require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in ASC Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted the guidance effective December 31, 2024, and its adoption did not have a significant impact on our financial position or financial statements.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*." The amendments require that public business entities on an annual basis (a) disclose specific categories in the rate reconciliation and (b) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The amendments also require that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments require that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company implemented the guidance beginning with the Company's 2025 Annual Report on Form 10-K. The Company adopted the guidance effective December 31, 2025, and its adoption did not have a significant impact on our financial position or financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *"Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses."* The ASU requires footnote disclosure about specific expenses by requiring companies to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (i) purchases of inventory, (ii) employee compensation, (iii) depreciation, (iv) intangible asset amortization and (v) depreciation, depletion and amortization recognized as part of oil- and gas-producing activities. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

In January 2025, the FASB issued ASU No. 2025-01, *"Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date."* The ASU revises the effective date to clarify that all public business entities are required to adopt the guidance in the annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU's scope are permitted to early adopt the ASU. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

In November 2025, the FASB issued ASU No. 2025-08, *"Financial Instruments - Credit Losses (Topic 326): Purchased Loans."* The amendments in this Update apply to all entities subject to the guidance in Topic 326, including public business entities, private companies, and not-for-profit entities. The amendments in this Update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed "seasoned" (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

No items are reportable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

An evaluation as of the end of the period covered by this annual report was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures," which are defined under SEC rules as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods and that such information is accumulated and communicated to the company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. As a result of this evaluation, there were no significant changes in the Company's disclosure controls or in other factors that could significantly affect those controls subsequent to the date of evaluation.

Management's Report on Internal Control Over Financial Reporting

The information required by Item 308(a) and 308(b) of Regulation S-K regarding management's annual report on internal control over financial reporting and the audit report of the independent registered public accounting firm is contained in "Item 8. Financial Statements and Supplementary Data" and is incorporated herein by this reference.

Changes in Internal Control Over Financial Reporting

The Company's management, including the Company's Chief Executive Officer and its Chief Financial Officer, regularly review our internal controls and procedures and make changes intended to ensure the quality of our financial reporting. There were no changes in our internal control over financial reporting during the Company's fourth quarter of its 2025 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held April 16, 2026, to be filed pursuant to Regulation 14A.

Item 11. EXECUTIVE COMPENSATION

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held April 16, 2026, to be filed pursuant to Regulation 14A.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held April 16, 2026, to be filed pursuant to Regulation 14A, except as set forth below.

We currently maintain compensation plans, the Home BancShares, Inc. Amended and Restated 2006 Stock Option and Performance Incentive Plan, as amended, and the Home BancShares, Inc. 2022 Equity Incentive Plan, which provide for the issuance of stock-based compensation to directors, officers and other employees. These plans have been approved by the shareholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the shareholders	1,239,901	$ 23.10	1,812,514
Equity compensation plans not approved by the shareholders	—	—	—

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held April 16, 2026, to be filed pursuant to Regulation 14A.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held April 16, 2026, to be filed pursuant to Regulation 14A.

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

    (a)   1 and 2. Financial Statements and any Financial Statement Schedules

The financial statements and financial statement schedules listed in the accompanying index to the consolidated financial statements and financial statement schedules are filed as part of this report.

    3. Listing of Exhibits.

Exhibit No.	
2.1	Agreement and Plan of Merger by and among Home BancShares, Inc., Centennial Bank, HOMB Acquisition Sub IV, Inc., Mountain Commerce Bancorp, Inc., and Mountain Commerce Bank dated December 7, 2025 (incorporated by reference to Exhibit 2.1 of Home BancShares's Current Report on Form 8-K filed on December 8, 2025)**
3.1	Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.2	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.2 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.3	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.3 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.4	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.4 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.5	Fourth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 8, 2007)
3.6	Fifth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 4.6 of Home BancShares's registration statement on Form S-3 (File No. 333-157165))
3.7	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, filed with the Secretary of State of the State of Arkansas on January 14, 2009 (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on January 21, 2009)
3.8	Seventh Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on April 19, 2013)
3.9	Eighth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares Current Report on Form 8-K filed on April 22, 2016)
3.10	Ninth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on April 23, 2019)
3.11	Tenth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 4.11 of Home BancShares's registration statement on Form S-8 (File No. 333-264409)
3.12	Amended and Restated Bylaws of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on January 28, 2021)
3.13	Amendment to the Amended and Restated Bylaws of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on April 22, 2022)
4.1	Specimen Stock Certificate representing Home BancShares, Inc. Common Stock (incorporated by reference to Exhibit 4.12 of Home BancShares's registration statement on Form S-3ASR (File No. 333-261495))
4.2	Description of Capital Stock of Home BancShares, Inc.*
4.3	Instruments defining the rights of security holders including indentures. Home BancShares hereby agrees to furnish to the SEC upon request copies of instruments defining the rights of holders of long-term debt of Home BancShares and its consolidated subsidiaries. No issuance of debt exceeds ten percent of the assets of Home BancShares and its subsidiaries on a consolidated basis.

10.1	Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on March 30, 2012) ^
10.2	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed on August 6, 2015) ^
10.3	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on April 22, 2016) ^
10.4	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on April 20, 2018) ^
10.5	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.5 of Home BancShares's Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed on May 7, 2018) ^
10.6	Home BancShares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed on March 4, 2022, as revised on March 7, 2022) ^
10.7	Form of Restricted Stock Agreement under the Home BancShares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 of the Company's registration statement on Form S-8 (File No. 333-264409)) ^
10.8	Form of Stock Option Agreement under the Home BancShares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 of the Company's registration statement on Form S-8 (File No. 333-264409)) ^
10.9	Form of Change in Control Agreement by and between Home BancShares, Inc., Centennial Bank and Executive Officer (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on August 10, 2020) ^
10.10	Executive Chairman Agreement by and between John W. Allison and Home BancShares, Inc., dated March 1, 2021 (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on March 5, 2021) ^
10.11	Amendment to Executive Chairman Agreement by and between John W. Allison and Home BancShares, Inc., dated May 29, 2024* (incorporated by reference to Exhibit 10.11 of Home BancShares's Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 27, 2025) ^
10.12	Second Amendment to Executive Chairman Agreement by and between John W. Allison and Home BancShares, Inc., dated February 7, 2025 (incorporated by reference to Exhibit 10.12 of Home BancShares's Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 27, 2025) ^
10.13	Home BancShares, Inc. Amended and Restated Performance-Based Executive Incentive Plan (incorporated by reference to Exhibit 10.1 of Home BancShares's Quarterly Report on Form 10-Q for the period ended June 30, 2024, filed on August 2, 2024) ^
10.14	Retirement Agreement by and between Tracy M. French and Home BancShares, Inc., dated February 27, 2025 (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on February 28, 2025) ^
19.1	Home BancShares, Inc. Insider Trading Policy*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	CEO Certification Pursuant Rule 13a-14(a)/15d-14(a)*
31.2	CFO Certification Pursuant Rule 13a-14(a)/15d-14(a)*
32.1	CEO Certification Pursuant 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes – Oxley Act of 2002*
32.2	CFO Certification Pursuant 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes – Oxley Act of 2002*
97.1	Home BancShares, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 of Home BancShares's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 26, 2024)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____

*   Filed herewith

**   The appendices and disclosure schedules referenced in the Agreement and Plan of Merger have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted appendix or disclosure schedule to the SEC upon request.

^   Denotes a management contract or compensatory plan or arrangement.

Item 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


HOME BANCSHARES, INC.


By: /s/ John W. Allison
_____
John W. Allison
Chairman and Chief Executive Officer

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated as of February 27, 2026.

/s/ John W. Allison	/s/ Brian S. Davis	/s/ Milburn Adams
John W. Allison Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	Brian S. Davis Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	Milburn Adams Director
/s/ Robert H. Adcock, Jr.	/s/ John W. Allison II	/s/ Mike Beebe
Robert H. Adcock, Jr. Director	John W. Allison II Director	Mike Beebe Director
/s/ Jack E. Engelkes	/s/ Karen Garrett	/s/ James G. Hinkle
Jack E. Engelkes Vice Chairman of the Board of Directors	Karen Garrett Director	James G. Hinkle Director
/s/ Alex R. Lieblong	/s/ Thomas J. Longe	/s/ Jim Rankin, Jr.
Alex R. Lieblong Director	Thomas J. Longe Director	Jim Rankin, Jr. Director
/s/ Larry W. Ross	/s/ Donna J. Townsell	/s/ Jennifer C. Floyd
Larry W. Ross Director	Donna J. Townsell Director	Jennifer C. Floyd Chief Accounting Officer (Principal Accounting Officer)